Form 10-K405, Exhibit 13
period 1996-06-30
AFFILIATED COMPUTER SERVICES INC
filed 1996-09-30
CIK 2135

AFFILIATED COMPUTER SERVICES, INC.                                EXHIBIT 13.1
EXCERPT OF THE FISCAL 1996 ANNUAL REPORT TO STOCKHOLDERS
PAGES 16 THROUGH 32


Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

         Affiliated Computer Services, Inc. (the "Company") derives its revenues from information technology services and electronic funds transfer ("EFT") transaction processing services in the United States. The Company's information technology services include data processing outsourcing, image management services and professional services. A substantial portion of the Company's revenues is derived from recurring monthly charges to its customers under service contracts that vary in terms from one to ten years. For the year ended June 30, 1996, approximately 90% of the Company's revenues were recurring. Recurring revenues are defined by the Company as revenues derived from services that are used by the Company's customers each year in connection with their ongoing businesses, and accordingly exclude conversion and deconversion fees, software license fees, product installation fees and hardware sales. The Company has purchased 27 information processing companies since its inception, which has resulted in geographic expansion, growth and diversification of the Company's customer base, expansion of services offered and increased economies of scale. Approximately 57% of the increase in revenues since 1988 (the year the Company was formed) has been attributable to these acquisitions.

         The Company's former largest customer, First Gibraltar Bank, FSB ("FGB"), was acquired by Bank of America in 1993, and FGB was subsequently renamed Bank of America Texas, N. A. ("B of A Texas"). In January 1994, B of A Texas informed the Company that it would not renew its data processing services agreement with the Company at the end of the contract term on August 31, 1995. For the years ended June 30, 1996, 1995 and 1994, revenues from B of A Texas and FGB accounted for approximately 1%, 11% and 14% of the Company's consolidated revenues, respectively. As a result of the contract expiration, management of the Company successfully completed a cost reduction program and eliminated approximately $24 million of direct and indirect costs of the Company.

         Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical facts included in this MD&A regarding the Company's financial position, business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

Results of Operations

         The following table sets forth certain items from the Company's Consolidated Statements of Income expressed as a percentage of revenues from continuing operations:

                                                                        Percentage of Revenues
Year Ended June 30,                                             1996             1995             1994
- ------------------------------------------------------------------------------------------------------
Revenues from continuing operations                            100.0%           100.0%           100.0%
- ------------------------------------------------------------------------------------------------------
Operating expenses:
      Wages and benefits                                        40.0             34.2             33.6
      Services and supplies                                     25.4             24.8             27.6
      Rent, lease and maintenance                               19.3             25.6             24.4
      Depreciation and amortization                              3.8              3.8              3.1
      Other operating expenses                                   1.2              1.5              2.1
- ------------------------------------------------------------------------------------------------------
Total operating expenses                                        89.7             89.9             90.8
- ------------------------------------------------------------------------------------------------------
Operating income from continuing operations                     10.3             10.1              9.2
Interest and other expenses, net                                 0.2              0.6              1.7
- ------------------------------------------------------------------------------------------------------
Pretax profit from continuing operations                        10.1              9.5              7.5
Income tax expense                                               4.1              3.9              3.1
- ------------------------------------------------------------------------------------------------------
Income from continuing operations                                6.0%             5.6%             4.4%
======================================================================================================

Comparison of Fiscal 1996 to Fiscal 1995

      Revenues increased $83.3 million, or 27%, to $396.5 million for fiscal 1996, compared to $313.2 million for fiscal 1995, due primarily to internally generated sales growth and acquisitions. Excluding revenues from B of A Texas, fiscal 1996 revenues increased almost 41% over fiscal 1995.

      Outsourcing services revenues, excluding B of A Texas, increased 21% due to an increase in new accounts processed and higher volumes processed for existing significant commercial outsourcing customers. Fiscal 1996 revenues for outsourcing services were $182.4 million, which included $3.8 million in revenues from B of A Texas. Revenues earned from the image management business line increased 47% to $96.7 million due to the acquisition of Unibase Technologies, Inc. ("Unibase") in February 1996 and three acquisitions consummated by Dataplex Corporation, a wholly owned subsidiary of the Company. Professional services, which was created with the January 1995 acquisition of The Systems Group, Inc. ("TSG"), contributed $48.9 million to consolidated revenues, an increase of 462% over fiscal 1995, due to internal growth at TSG as well as three other acquisitions made during fiscal 1996. Revenues earned from EFT transaction processing, excluding B of A Texas, increased by 22% due primarily to an increase in the number of ATMs processed, particularly low-volume ATMs. Fiscal 1996 revenues for EFT transaction processing were $68.5 million, which included $0.9 million in revenues from B of A Texas.

      Total operating expenses were $355.8 million in fiscal 1996, an increase of 26% over fiscal 1995, which is consistent with the increase in revenues. Wages and benefits as a percentage of revenues increased due to the growth in the professional services line of business and the acquisition of Unibase, all of which are labor intensive businesses. Excluding the effect of these businesses, wages and benefits were unchanged as a percentage of revenues. The net 6% decrease in rent, lease and maintenance as a percentage of revenues was due primarily to the acquisitions in fiscal 1996 of the labor intensive businesses described above and economies of scale within commercial outsourcing services. In addition, fiscal 1996 rent, lease and maintenance expense included $3.0 million of amortization of the B of A Texas accrual compared to $8.5 million of additional expenses accrued in fiscal 1995 (see Note 2 to the Company's Consolidated Financial Statements which appear elsewhere in this Annual Report).

      Operating income increased $9.2 million, or 29%, in fiscal 1996 compared to fiscal 1995 due to internal growth and acquisitions. Interest and other net expenses decreased slightly as a percentage of revenues due to a decrease in average debt outstanding in fiscal 1996 as a result of the stock offerings completed by the Company in fiscal 1996 and 1995, offset by an increase in minority interest expense resulting from certain fiscal 1996 and 1995 acquisitions. The effective tax rates for fiscal 1996 and fiscal 1995 were approximately 40% and 41%, respectively, and exceeded the statutory rate of 35% due to certain non-deductible acquisition-related costs and the net effect of state income taxes.

Comparison of Fiscal 1995 to Fiscal 1994

      Revenues increased $42.1 million, or 16%, to $313.2 million for fiscal 1995, compared to $271.1 million for fiscal 1994, due primarily to internally generated sales growth (almost two-thirds of the increase) with the remainder (approximately $15.6 million) generated from acquisitions. Excluding revenues from B of A Texas, fiscal 1995 revenues increased almost 19% over fiscal 1994.

      Outsourcing services revenues increased 14%, to $174.1 million due to an increase in accounts processed and higher volumes processed for existing significant commercial outsourcing customers. Revenues earned from the image management business line increased 5% to $65.9 million due to the acquisition of Microfilm Services Company, Inc. in January 1995. Professional services, a new line of business for the Company created with the January 1995 acquisition of TSG, contributed $8.7 million to consolidated revenues. Revenues earned from the EFT transaction processing business increased by 15% to $64.4 million due primarily to an increase in the number of ATMs processed, particularly low-volume ATMs.

      Total operating expenses were $281.6 million in fiscal 1995, an increase of 14% over fiscal 1994. Consistent with the increase in revenues, the overall increase in operating expenses is due to increases associated with internally generated sales growth and, to a lesser extent, acquisitions. Total operating expenses improved as a percentage of revenues to 90% in fiscal 1995 compared to 91% in fiscal 1994 due primarily to increased economies of scale from internally generated sales growth and the effects of the B of A Texas cost savings plan. Wages and benefits as a percentage of revenues increased by approximately

0.5% due to the acquisition of TSG, which is a labor intensive business. Excluding the acquisition of TSG, wages and benefits declined by approximately 1%. The net decrease in services and supplies and rent, lease and maintenance as a percentage of revenues (approximately 2%) was due primarily to economies of scale resulting from the Company's revenue growth, offset slightly by an increase in the amount of expenses accrued for the B of A Texas contract. Fiscal 1995 rent, lease and maintenance expense included $8.5 million for the B of A Texas termination compared to $4.8 million for fiscal 1994 (see Note 2 to the Company's Consolidated Financial Statements which appear elsewhere in this Annual Report.) Depreciation and amortization increased as a percentage of revenues by approximately 0.5% due to the write-off of $1.1 million of purchased research and development costs associated with two fiscal 1995 acquisitions and increased acquisition amortization.

      Operating income from continuing operations increased $6.7 million, or 27%, in fiscal 1995 compared to fiscal 1994. As a percentage of revenues, operating income increased by 1%. This increase was due to economies of scale and implementation of the B of A Texas cost savings plan offset by an increase in the B of A Texas accrual in fiscal 1995 versus fiscal 1994. The economies of scale resulted from increased outsourcing and EFT processing revenues, which are generally not accompanied by proportionate increases in headcount or equipment costs due to the Company's existing infrastructure and available capacity. Interest and other net expenses as a percentage of revenues decreased by more than 1% due to decreases in interest costs resulting from the payment of debt, primarily from proceeds from the Company's initial public offering ("IPO") in September 1994, and because fiscal 1994 included charges of $0.9 million associated with the divestiture of the Company's Hawaii outsourcing operations. The effective tax rate for fiscal 1995 and fiscal 1994 was approximately 41% and exceeded the statutory rate of 35% due to certain non-deductible acquisition- related costs and the net effect of state income taxes.

Liquidity and Capital Resources

      At June 30, 1996, the Company's liquid assets, consisting of cash and cash equivalents, totaled $34.7 million compared to $49.7 million at June 30, 1995. These liquid assets included $9.1 million ($8.3 million at June 30, 1995) borrowed under a revolving credit facility (the "ATM Cash Facility") for use in the Company's automated teller machines ("ATMs"). Working capital of $50.0 million at June 30, 1996 decreased by $1.6 million from the prior year due primarily to the reclassification from long-term to current of the $9.1 million note payable due in December 1996 for the ATM Cash Facility.

      Net cash provided by operating activities of $6.7 million for fiscal 1996 decreased from $29.8 million in fiscal 1995 due primarily to the growth in accounts receivable resulting from new and existing customers, a decrease of $7.4 million in the periods related to the changes in ATM cash balances, and $5.0 million from the purchase of a one-year supply of imaging film on favorable price terms. Net cash used in investing activities increased in fiscal 1996 by $208 million due primarily to $162.6 million paid for eight acquisitions, including $137.5 million for the purchase of The Genix Group, Inc. ("Genix"), which was effective June 21, 1996, compared to $9.2 million paid for six smaller acquisitions in fiscal 1995. Also, investing activities included an increase of $31.6 million used in the purchase of property, equipment and software. Property and equipment purchases increased with the purchase of the Company's headquarters and the purchase and renovation of an adjacent building (an aggregate of approximately $20 million) and growth associated with outsourcing services customers. Net cash provided by financing activities increased $194.2 million due primarily to $170.2 million in net proceeds received from the Company's secondary stock offerings completed in March and June 1996, which proceeds were used to pay down debt incurred to fund fiscal 1996 acquisitions, including debt from the Genix acquisition. Net long-term debt at June 30, 1996, which increased by almost $20 million over June 30, 1995, also contributed to the increase in cash provided by financing activities.

      Net cash provided by operating activities was $29.8 million in fiscal 1995 compared with $12.8 million generated in fiscal 1994. The increase is primarily due to an increase in income from continuing operations for the year and a decrease in ATM cash provided under the ATM Cash Facility. Net cash used in investing activities decreased by $4.7 million for fiscal 1995 compared to the prior year. The decrease was primarily due to additional net proceeds generated from the sale of marketable securities during 1995 of $13.9 million. These proceeds financed increases in capital expenditures associated with growth from outsourcing services customers, an increase in the number of ATMs owned and operated by the Company and six acquisitions during fiscal 1995. Net cash provided by financing activities decreased by $6.7 million in fiscal 1995 compared to fiscal 1994, as borrowings declined by $6.6 million under the ATM Cash Facility.

      In December 1995, the Company refinanced its revolving line of credit facility (the "Credit Facility") and ATM Cash Facility, and in June 1996, amended its Credit Facility in connection with the acquisition of Genix. As amended, the Credit Facility provides funds, including letters of credit, of up to $125 million on an unsecured basis. Maximum amounts available under the Credit Facility will be reduced on a quarterly basis beginning June 1997 to $90 million by June 1999, at which time the Company will have an option to convert the outstanding principal balance to a two year note payable in equal quarterly installments. The Company intends to renew the ATM Cash Facility in December 1996, the current due date. At June 30, 1996, $67.6 million and $1.9 million were available for use under the Credit Facility and ATM Cash Facility, respectively. In August 1995, the Company amended its vault cash custody agreement with a financial institution, which replaced a similar facility that expired August 31, 1995 with the B of A Texas contract. This amendment increased the amount of funds available to $50 million and extended the term to July 1997. The amount of cash outstanding under this facility was approximately $33.4 million as of June 30, 1996. This cash is neither an asset nor a liability of the Company and therefore is not recorded on the accompanying balance sheets.

      In connection with the Genix acquisition and related purchase price allocation, the Company may have a liability of up to an additional $30 million representing the present value of a long-term fixed obligation between Genix and a software vendor that was entered into in March 1995. As the obligation related to duplicate services for which the Company has already contracted, it is considered to be an unfavorable commitment, of which approximately $5 million is reflected as current and $25 million as long-term. Payments related to this obligation are payable over the remaining eight years of the contract.

      The Company's management believes that available cash and cash equivalents, together with cash generated from operations and available borrowings under its various credit facilities, will provide adequate funds for the Company's anticipated needs, including working capital expenditures and ATM vault cash requirements. Management also believes that cash provided by operations will be sufficient to satisfy all existing debt obligations as they become due. The Company intends to continue its growth through acquisitions and from time to time to engage in discussions with potential acquisition candidates. As the size and financial resources of the Company increase, however, additional acquisition opportunities requiring significant commitments of capital may arise. In order to pursue such opportunities, the Company may be required to incur debt or to issue additional potentially dilutive securities in the future. No assurance can be given as to the Company's future acquisition and expansion opportunities and how such opportunities would be financed.

Consolidated Balance Sheets
(in thousands)

June 30,                                                        1996                            1995
- ----------------------------------------------------------------------------------------------------
Assets
Current assets:
      Cash and cash equivalents                              $25,627                         $41,476
      ATM cash                                                 9,100                           8,250
      Accounts receivable, net of allowance for doubtful
        accounts of $1,456 and $1,792, respectively           99,270                          42,325
      Inventory                                               10,938                           6,294
      Prepaid expenses and other current assets               16,099                           7,389
      Deferred taxes                                           7,790                           8,645
- ----------------------------------------------------------------------------------------------------
             Total current assets                            168,824                         114,379
Property and equipment, net                                   84,911                          23,463
Purchased computer software, net of accumulated
      amortization of $15,691 and $14,734, respectively        4,946                           3,219
Goodwill, net of accumulated amortization of
      $8,609 and $5,783, respectively                        245,693                          69,293
Other intangible assets, net of accumulated amortization
      of $4,478 and $3,039, respectively                      12,040                           6,078
Long-term investments and other assets                        11,495                           5,116
Deferred taxes                                                 5,696                           4,183
- ----------------------------------------------------------------------------------------------------
             Total assets                                   $533,605                        $225,731
====================================================================================================
Liabilities and Stockholders' Equity
Current liabilities:
      Accounts payable                                       $15,976                          $4,360
      Accrued compensation and benefits                       19,815                           9,856
      Other accrued liabilities                               58,466                          32,124
      Income taxes payable                                     3,340                             234
      Notes payable and current portion of long-term debt     11,609                           5,763
      Current portion of unearned revenue                      9,657                          10,440
- ----------------------------------------------------------------------------------------------------
             Total current liabilities                       118,863                          62,777
Long-term debt                                                57,208                          37,940
Unearned revenue                                               2,053                           2,713
Other long-term liabilities                                   51,427                          14,577
- ----------------------------------------------------------------------------------------------------
             Total liabilities                               229,551                         118,007
- ----------------------------------------------------------------------------------------------------
Cumulative redeemable preferred stock                          1,100                           1,100
- ----------------------------------------------------------------------------------------------------
Stockholders' equity:
      Class A common stock, $.01 par value,
        17,196 shares authorized, 14,480 shares and
        8,488 shares outstanding, respectively                   145                              85
      Class B common stock, $.01 par value,
        4,804 shares authorized, 3,202 and 4,804
        shares outstanding, respectively                          32                              48
      Additional paid-in capital                             251,944                          79,312
      Retained earnings                                       50,833                          27,179
- ----------------------------------------------------------------------------------------------------
             Total stockholders' equity                      302,954                         106,624
- ----------------------------------------------------------------------------------------------------
Commitments and contingencies (Notes 4, 7 and 14)
             Total liabilities and stockholders' equity     $533,605                        $225,731
====================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income
(in thousands, except per share amounts)

Year Ended June 30,                                             1996             1995             1994
- ------------------------------------------------------------------------------------------------------
Revenues from continuing operations                         $396,509         $313,181         $271,055
Expenses:
      Wages and benefits                                     158,619          106,966           91,117
      Services and supplies                                  100,625           77,613           74,947
      Rent, lease and maintenance                             76,412           80,250           66,075
      Depreciation and amortization                           15,031           11,847            8,524
      Other operating expenses                                 5,070            4,963            5,582
- ------------------------------------------------------------------------------------------------------
             Total operating expenses                        355,757          281,639          246,245
- ------------------------------------------------------------------------------------------------------
      Operating income from continuing operations             40,752           31,542           24,810

Interest and other expenses, net                                 833            1,755            4,598
- ------------------------------------------------------------------------------------------------------
      Pretax profit from continuing operations                39,919           29,787           20,212

Income tax expense                                            16,163           12,183            8,287
- ------------------------------------------------------------------------------------------------------
      Income from continuing operations                       23,756           17,604           11,925

Discontinued operations:
      Income from discontinued operations, net of taxes           --               --              371
- ------------------------------------------------------------------------------------------------------
      Net income                                             $23,756          $17,604          $12,296
======================================================================================================

Earnings per common and common equivalent share:
      Continuing operations                                    $1.65            $1.37            $1.05
      Discontinued operations                                     --               --              .03
- ------------------------------------------------------------------------------------------------------
      Net income                                               $1.65            $1.37            $1.08
======================================================================================================

Weighted average shares outstanding                           14,440           12,808           11,413
======================================================================================================

Earnings per common share assuming full dilution:
      Continuing operations                                    $1.63            $1.36             $.80
      Discontinued operations                                     --               --              .02
- ------------------------------------------------------------------------------------------------------
      Net income                                               $1.63            $1.36             $.82
======================================================================================================

Weighted average shares outstanding assuming full dilution    14,575           12,919           14,998
======================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity
(in thousands)

                                       Common Stock
                                     Class A           Class B        Paid-in    Retained
                                Shares    Amount   Shares   Amount    Capital    Earnings         Total
- -------------------------------------------------------------------------------------------------------
Balance at June 30, 1993          5,565      $56    4,804     $48     $38,040     $17,293       $55,437
Conversion of subsidiary
 stock to Company stock              30                                   447                       447
Spin-Off of Precept Business
 Products, Inc.                                                                   (20,014)      (20,014)
Net income                                                                         12,296        12,296
- -------------------------------------------------------------------------------------------------------
Balance at June 30, 1994          5,595       56    4,804      48      38,487       9,575        48,166
Net proceeds of initial
 public offering                  2,300       23                       32,171                    32,194
Issuance of compensatory
 stock options                                                          2,521                     2,521
Exercise of stock options
 and related tax benefits           580        6                        4,810                     4,816
Stock issued in connection
 with acquisitions                   13                                 1,323                     1,323
Net income                                                                         17,604        17,604
- -------------------------------------------------------------------------------------------------------
Balance at June 30, 1995          8,488       85    4,804      48      79,312      27,179       106,624
Conversion of shares              1,602       16   (1,602)    (16)                                   --
Net proceeds of secondary
 stock offerings                  4,072       41                      169,740                   169,781
Exercise of stock options
 and related tax benefits           253        2                        3,028                     3,030
Other, net                           65        1                         (136)       (102)         (237)
Net income                                                                         23,756        23,756
- -------------------------------------------------------------------------------------------------------
Balance at June 30, 1996         14,480     $145    3,202     $32    $251,944     $50,833      $302,954
=======================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
(in thousands)

Year Ended June 30,                                                                       1996        1995         1994
- -----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                          $23,756     $17,604      $12,296
- -----------------------------------------------------------------------------------------------------------------------
   Adjustments to reconcile net income to net cash provided
     by operating activities:
      Depreciation and amortization                                                     15,031      11,847        8,524
      Loss on marketable securities                                                         --          11          746
      Recognition of stock option compensation                                              45         680          750
      Other                                                                                 26          --           (9)
      Changes in assets and liabilities, net of effects from acquisitions:
         (Increase) decrease in ATM cash                                                  (850)      6,550      (14,800)
         (Increase) decrease in accounts receivable                                    (20,111)     (7,609)       1,773
         Increase in inventory                                                          (4,886)       (889)        (199)
         Increase in prepaid expenses and other current assets                          (3,037)     (1,141)      (2,071)
         (Increase) decrease in deferred taxes                                           4,916      (5,930)      (4,545)
         (Increase) decrease in other long-term assets                                  (1,280)     (1,100)       1,485
         Increase (decrease) in accounts payable                                         3,207        (124)      (2,240)
         Increase in accrued compensation and benefits                                      56       1,338        1,231
         Increase (decrease) in other accrued liabilities                                 (822)      4,924        1,543
         Increase (decrease) in income taxes payable                                     3,087      (2,940)       3,403
         Increase (decrease) in other long-term liabilities                             (5,152)      7,878        3,547
         Increase (decrease) in unearned revenue                                        (7,324)     (1,347)       1,324
- -----------------------------------------------------------------------------------------------------------------------
             Total adjustments                                                         (17,094)     12,148          462
- -----------------------------------------------------------------------------------------------------------------------
             Net cash provided by operating activities                                   6,662      29,752       12,758
- -----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Purchases of property, equipment and computer software, net                         (43,404)    (11,826)      (6,595)
   Payments for acquisitions, net of cash acquired                                    (162,630)     (9,204)          --
   Additions to other intangible assets                                                 (6,311)       (150)        (131)
   Proceeds from sale of marketable securities                                              --      14,354        7,214
   Purchases of marketable securities                                                       --          --       (6,730)
   Net advances to discontinued operations                                                  --          --       (5,074)
   Other, net                                                                           (2,528)         --         (236)
- -----------------------------------------------------------------------------------------------------------------------
             Net cash used in investing activities                                    (214,873)     (6,826)     (11,552)
- -----------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Proceeds from issuance of long-term debt                                            189,800          --       21,676
   Repayments of long-term debt                                                       (170,973)    (33,938)     (31,681)
   Proceeds from issuance of common stock, net of issuance costs                       170,228      33,310           --
   Proceeds from the exercise of stock options and related tax benefits                  3,146       5,319           --
   Net borrowings (repayments) of ATM debt                                                 850      (6,550)      14,800
   Other, net                                                                             (689)         --           --
- -----------------------------------------------------------------------------------------------------------------------
             Net cash provided by (used in) financing activities                       192,362      (1,859)       4,795
- -----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                   (15,849)     21,067        6,001
Cash and cash equivalents at beginning of year                                          41,476      20,409       14,408
- -----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                               $25,627     $41,476      $20,409
=======================================================================================================================

See non-cash activities disclosed in Notes 3, 4, 5, 7 and 13. The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Business and Summary of Significant Accounting Policies

Description of business and basis of presentation

      Affiliated Computer Services, Inc. (the "Company"), which was incorporated on June 8, 1988, is primarily engaged in providing information technology services and electronic funds transfer ("EFT") transaction processing services in the United States. Information technology services include data processing outsourcing, image management services and professional services.

      The consolidated financial statements are comprised of the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's fiscal year ends on June 30. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

Cash, cash equivalents and ATM cash

      Cash and cash equivalents consist primarily of short-term investments in commercial paper, Eurodollars, securities purchased under agreements to resell and short-term U.S. treasury bills. Such investments have an initial maturity of three months or less. ATM cash represents cash borrowed under a revolving credit agreement and restricted for use in Company-owned automated teller machines ("ATMs").

Inventory

      Inventories consist primarily of micrographics supplies and equipment and ATM and computer maintenance parts, which are recorded at the lower of cost (first-in, first-out) or market (net realizable value).

Property and equipment

      Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which for equipment range primarily from three to seven years and for buildings and improvements up to forty years.

Purchased computer software

      Purchased computer software and internally developed computer software purchased through acquisitions are amortized using the straight-line method over expected useful lives which range from two to six years. With respect to costs incurred to develop software for its information processing services that is not purchased through acquisitions, the Company's policy is to capitalize such costs only after technological feasibility has been established. No such software development costs have been capitalized in the accompanying financial statements.

Goodwill

      Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is amortized using the straight-line method over the expected useful lives which range from ten to forty years. It is the Company's policy to periodically review the net realizable value of its intangible assets, including goodwill, through an assessment of the estimated future cash flows related to such assets. Each business unit to which these intangible assets relate is reviewed to determine whether future cash flows over the remaining estimated useful life of the asset provide for recovery of the assets. In the event that assets are found to be carried at amounts which are in excess of estimated gross future cash flows, then the intangible assets are adjusted for impairment to a level commensurate with a discounted cash flow analysis of the underlying assets.

Other intangible assets

      Other intangible assets consist primarily of customer contracts, which are recorded at cost and amortized using the straight-line method over the contract terms, which range from three to ten years.

Long-term investments

      Long-term investments consist of equity investments and are accounted for using either the cost or the equity method, as determined on a case-by-case basis. It is the Company's policy to periodically review the net realizable value of its long-term investments through an assessment of the recoverability of the carrying amount of each investment. Each investment is reviewed to determine if events or changes in circumstances of the issuer have occurred which indicate that the recoverability of the carrying amount may be uncertain. In the event that an investment is found to be carried at an amount in excess of its recoverable amount, the asset is adjusted for impairment to a level commensurate with the recoverable amount of the underlying asset.

Revenue recognition

      Information processing revenue is recorded as services are performed. Revenue from annual maintenance contracts is deferred and recognized ratably over the maintenance period. Image management services and supplies revenues earned in excess of related billings are accrued, whereas billings in excess of revenues earned are deferred until the related services are provided. Revenues earned from the Company's five largest customers each year together comprise 16%, 27% and 30% of revenues from continuing operations for the years ended June 30, 1996, 1995 and 1994, respectively. Trade accounts receivable from these customers aggregated $11,232,000 at June 30, 1996 and $8,646,000 at June 30, 1995.

Income taxes

      Deferred income taxes provided in the accompanying financial statements are determined based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which such differences are expected to reverse.

Income per common and common equivalent share

      On September 26, 1994, the Company completed an initial public offering (the "IPO") to sell shares of its Class A common stock. Earnings per common and common equivalent share are based on the weighted average number of common shares outstanding during the period plus common equivalent shares arising from stock options and warrants, if dilutive. Stock options granted with exercise prices below the IPO price during the twelve-month period preceding the initial filing date of the IPO have been included in the calculation of common equivalent shares, using the treasury stock method and the IPO price of $16.00 per share, as if they were outstanding for the year ended June 30, 1994. Stock options granted and warrants issued more than twelve months prior to the IPO have been included in the computations, using the treasury stock method and the IPO price of $16.00 per share, only when their effect would be dilutive.

      Earnings per common share assuming full dilution reflects the effects (when greater than 3% dilution) of common shares contingently issuable upon the exercise of options, warrants and the conversion of cumulative redeemable preferred stock in periods in which such exercise or conversion would cause dilution. The fully diluted per share computation for the year ended June 30, 1994 reflects the effect of escrowed shares which were contingently issuable to First Madison Bank, formerly First Gibraltar Bank, FSB. Such shares were escrowed to secure the Company's obligation to purchase shares of its stock in connection with a put right held by First Madison Bank. Upon consummation of the Company's IPO, the put right and the related escrowed shares were canceled.

Stock-based compensation

      Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), establishes accounting and reporting standards for stock-based employee compensation plans. As permitted by the standard, the Company expects to continue to account for such arrangements under APB Opinion No. 25 and apply SFAS 123 on a disclosure basis only. Accordingly, adoption of the standard will not affect the Company's results of operations or financial position.


2. Non-renewal of Largest Customer Contract

      The Company's former largest customer, First Gibraltar Bank, FSB ("FGB"), was acquired by Bank of America in 1993, and FGB was subsequently renamed Bank of America Texas, N. A. ("B of A Texas"). In January 1994, B of A Texas informed the Company that it would not renew its data processing services agreement with the Company at the end of the contract term on August 31, 1995. Revenues earned from B of A Texas and FGB were $4.6 million, $35.1 million and $37.2 million for the years ended June 30, 1996, 1995 and 1994, respectively. Expenses directly related to services provided to this former customer, excluding any allocable expenses of the Company's fixed costs for such items as shared computing, customer support functions, occupancy and selling, general and administrative, were $0.8 million, $7.4 million and $9.5 million for the fiscal years ended June 30, 1996, 1995 and 1994, respectively.

      In conjunction with the contract expiration, the Company expected to incur various non-recurring expenses primarily associated with the termination or renegotiation of a computer lease. Such costs were estimated to aggregate $16.1 million, of which $13.3 million had been accrued through May 1995, when the Company determined that the computer lease would not need to be terminated or renegotiated, as a new customer contract was signed which replaced computer capacity previously utilized for the B of A Texas contract. Accordingly, the Company ceased recording any additional accrual. Services to the new customer began in September 1995, at which point the existing accrual began to amortize over the remaining term of the computer lease, which expires February 1999. For the year ended June 30, 1996, $3.2 million of such accrual was amortized (reduction to expenses) to rent, lease and maintenance compared to $8.5 million and $4.8 million expensed in the years ended June 30, 1995 and 1994, respectively.


3. Reorganization

      On June 30 and July 5, 1994, the Company completed a series of transactions (collectively, the "Reorganization") designed to restructure the Company for the IPO. The transactions included the reclassification of the Company's capital stock, the merger of certain Company subsidiaries into the Company and the spin-off of Precept Business Products, Inc. ("Precept") to the Company's stockholders on a pro rata basis (the "Spin-Off"). All share and per share amounts in the accompanying financial statements have been adjusted to give effect to the Reorganization.

      The distribution of Precept's stock was structured to qualify for tax-free treatment under the Internal Revenue Code of 1986, and is subject to certain conditions. The businesses distributed consist of various business support services unrelated to information processing and have been accounted for as discontinued operations in the 1994 consolidated statement of income. Third party revenues, revenues from affiliates and total revenues from Precept were $50,108,000, $13,764,000 and $63,872,000, respectively, for the year ended
June 30, 1994, while income before taxes, income tax expense and net income were $654,000, $283,000 and $371,000, respectively, for the same period.


4. Acquisitions

      During fiscal years 1996 and 1995, the Company acquired eight and six information processing services businesses, respectively, which have been included in the accompanying consolidated statements of income from the respective acquisition dates. Assuming the acquisitions made during fiscal year 1996 and 1995 had occurred as of July 1, 1995 or 1994, respectively, pro forma unaudited condensed consolidated results of operations are as follows (in thousands, except per share amounts):


  Year Ended June 30,                                                            1996             1995
- ------------------------------------------------------------------------------------------------------
  (unaudited)
  Revenues                                                                  $ 536,044        $ 496,633
======================================================================================================
  Operating income                                                          $  57,176        $  47,706
======================================================================================================
  Net income                                                                $  24,577        $  18,442
======================================================================================================
  Earnings per common and common equivalent share                           $    1.70        $    1.44
======================================================================================================
  Weighted average shares outstanding                                          14,440           12,847
======================================================================================================




      The above pro forma information is not necessarily indicative of the actual results that would have been achieved had these acquisitions occurred as of the dates noted above and is not necessarily indicative of future results.

      In connection with these acquisitions, which were accounted for as purchases, assets acquired, liabilities assumed and net purchase price in fiscal 1996 were approximately $257,493,000, $95,144,000 and

$162,349,000, respectively, while 1995 acquisitions aggregated $21,518,000, $5,159,000 and $16,359,000, respectively.

      Of the acquisitions during fiscal year 1995, the Company financed a portion of the aggregate purchase price through the issuance of $3.3 million of seller-financed notes and 78,000 shares of unregistered Class A common stock (65,000 shares of which were issued in February 1996). Included in results of operations for the year ended June 30, 1995 is a charge to depreciation and amortization expense of approximately $1.1 million representing the write-off of software research and development costs purchased in two of the acquisitions.

      In connection with the acquisition of The Genix Group, Inc. ("Genix") and the related purchase price allocation, the Company may have a liability of up to an additional $30 million representing the present value of a long-term fixed obligation between Genix and a software vendor that was entered into in March 1995. As the obligation related to duplicate services for which the Company has already contracted, it is considered to be an unfavorable commitment, of which approximately $5 million is reflected as current and $25 million as long-term. Payments related to this obligation are payable in approximately equal installments over the remaining eight years of the contract. The Company also identified as part of the purchase price allocation certain operating leases of Genix where the present value of the future lease payments is in excess of comparable market values of the related equipment. Accordingly, a liability of approximately $18 million, $5 million of which is classified as current, was recorded at the acquisition date.

      The Company is obligated to make certain contingent payments to former owners based on the achievement of specified profit levels in conjunction with certain of its acquisitions. As of June 30, 1996, the maximum aggregate amount of these contingent payments is approximately $6.3 million. Any such payments would result in a corresponding increase in goodwill; however, no such contingent payments have been earned to date.


5. Property and Equipment

Property and equipment consists of the following (in thousands):


   June 30,                                                1996             1995
- --------------------------------------------------------------------------------
   Land                                               $  18,323        $     343
   Buildings and improvements                            17,408            6,884
   Computer equipment                                    26,297           14,846
   Furniture and fixtures                                30,226           16,098
   Operating systems software                            20,395           10,149
   Construction in progress                               3,593              371
- --------------------------------------------------------------------------------
                                                        116,242           48,691
   Accumulated depreciation and amortization            (31,331)         (25,228)
- --------------------------------------------------------------------------------
                                                      $  84,911          $23,463
================================================================================



      In connection with an outsourcing contract signed in March 1995, the Company acquired assets with a fair market value of approximately $2,521,000, including property, equipment and computer software of $2,237,000. Liabilities assumed were $35,000, and unearned revenue of $2,486,000 was recorded which will be recognized ratably over a three-year period.

      In connection with an outsourcing contract signed in March 1994, the Company acquired assets with a fair market value of $3,952,000, including property and equipment of $1,205,000, and assumed liabilities of $1,450,000. The net consideration received of $2,502,000 has been recorded as unearned revenue, and both the revenue and the depreciation expense are being recognized ratably over the three-year term of the outsourcing contract.

6. Long-term Investments

      Long-term investments consist primarily of investments in preferred stock accounted for at cost, as these securities are not considered marketable equity securities. The preferred stock investments accrue cumulative dividends ranging from 5% to 10%, which are generally paid through in-kind shares issued on a quarterly basis. Dividend income recognized from such securities, which is reflected in the financial statements as a component of interest and other expenses, was approximately $1,513,000 during the year ended June 30, 1996.


7. Notes Payable and Long-term Debt

   A summary of notes payable and long-term debt follows (in thousands):



   June 30,                                                                          1996             1995
- ----------------------------------------------------------------------------------------------------------
Unsecured $125,000 revolving credit agreement, payable
      to a bank, due in June 1999 (A)                                             $46,800          $16,237
Secured $11,000 ($12,000 at June 30, 1995) revolving
      ATM cash credit agreement ("ATM Cash Facility"),
      payable to a bank, due in December 1996 (B)                                   9,100            8,250
10% junior subordinated debentures, payable to former shareholders
      of a subsidiary, due January 2000, interest payable semiannually (C)            826            7,344
Note payable to a corporation (D)                                                      --            3,500
Other notes payable to individuals and corporations, interest rates
      ranging from 6% to 15%, due through 2002                                      6,394            7,955
Capitalized lease obligations at various interest rates, payable through 2001       5,697              417
- ----------------------------------------------------------------------------------------------------------
                                                                                   68,817           43,703
   Less current portion                                                           (11,609)          (5,763)
- ----------------------------------------------------------------------------------------------------------
                                                                                 $ 57,208          $37,940
==========================================================================================================



   Maturities of notes payable and long-term debt at June 30, 1996 follows (in thousands):

  Year ending June 30:
- ----------------------------------------------------------------------------------------------------------
  1997                                                                                             $11,609
  1998                                                                                               3,862
  1999                                                                                              49,092
  2000                                                                                               2,063
  2001                                                                                               1,590
  Thereafter                                                                                           601
- ----------------------------------------------------------------------------------------------------------
                                                                                                   $68,817
==========================================================================================================



   (A) The Company refinanced its revolving line of credit ("Credit
       Facility") balance of $24.3 million in December 1995 with two financial institutions to extend the term of the agreement and to change to an unsecured facility. In March 1996, borrowings under the Credit Facility of $43.1 million were repaid with proceeds from the Company's March secondary common stock offering. The Credit Facility was subsequently amended in June 1996 in connection with the Company's acquisition of Genix to increase the Credit Facility to $160 million, which in the same month was reduced to $125 million upon completion of the Company's June secondary common stock offering. Of the $138.7 million borrowed in June 1996 to fund the acquisition of Genix, $91.9 million was repaid in June.

       The Credit Facility, as amended, provides for a mandatory pro rata facility reduction on a quarterly basis beginning in June 1997 that will reduce the outstanding principal balance and maximum borrowings of the Credit Facility to $90 million by June 1999. In June 1999, the Company can elect to convert the outstanding principal balance under the Credit Facility to a two year installment note, payable in equal quarterly installments. Interest on the Credit Facility is payable monthly at LIBOR (5.48% at June 30, 1996) plus 0.5% to 1.25%, or the bank's base rate, as elected by the Company.

           The Credit Facility contains covenants which require that the Company comply with certain negative, affirmative, and financial covenants customary in notes of this nature, including but not limited to the maintenance of current and fixed charge ratios, limitations on acquisitions and minimum net worth requirements. The agreement also has provisions which would permit acceleration of the maturity of the borrowings after the occurrence of certain defined events of default.

      (B) The ATM Cash Facility was refinanced in conjunction with the Credit Facility in December 1995. Interest is due quarterly at the bank's overnight interest rate (5.50% at June 30, 1996) plus 0.5%, collateralized by cash restricted for use in Company-owned ATMs.

      (C) In January 1994, a subsidiary of the Company issued 10% junior subordinated debentures in the principal amount of $6,344,000 in exchange for all outstanding shares of 12% cumulative Series A preferred stock with equal redemption value. Interest on the debentures was payable semiannually in cash, or by issuing additional debentures (this option expired June 1995). The Company elected to pay interest for the year ended June 30, 1995 and for the six months ended June 30, 1994 by issuing additional debentures in the principal amount of $681,000 and $317,000, respectively. The debentures were called for redemption on March 15, 1996 at their face value plus accrued and unpaid interest. As of June 30, 1996, $6,516,000 in principal amount had been redeemed.

      (D) The Company's $3,500,000 note payable to a corporation was an obligation of ACS Government Services, Inc. ("ACSGS"), a subsidiary of the Company, for which the corporation had recourse only to ACSGS. ACSGS and the note holder had been in a dispute since 1990 over whether the amount was actually owed, although the note holder had not taken any collection action in over five years. ACSGS and the Company believe that the applicable statute of limitations has expired; therefore, during fiscal 1996 the note balance was reduced to zero, which resulted in a credit to interest and other expenses of $3,500,000.

      Interest expense of $2,680,000, $4,449,000 and $5,864,000 was incurred during the years ended June 30, 1996, 1995 and 1994, respectively, net of capitalized interest of $313,000 during the year ended June 30, 1996. Cash payments for interest for the years ended June 30, 1996, 1995 and 1994 were $3,387,000, $3,040,000 and $4,823,000, respectively. Interest income was
$1,653,000, $2,260,000, and $1,935,000 for the years ended June 30, 1996, 1995 and 1994, respectively.

      At June 30, 1996, the Company had outstanding letters of credit of approximately $10,557,000, which are being maintained primarily as collateral for an appeal bond related to an outstanding judgment (see Note 14).

      The Company's cash custody agreement with a financial institution expires July 31, 1997 and provides the Company with up to $50,000,000 of the financial institution's vault cash for use in Company-owned ATMs located in Texas. At June 30, 1996, approximately $33,401,000 was in use under the agreement. The cash is owned by the financial institution and consequently not recorded on the Company's accompanying balance sheets.


8. Income Taxes

   Income tax expense (benefit) from continuing operations is comprised of the following (in thousands):


   Year Ended June 30,                                          1996             1995             1994
- ------------------------------------------------------------------------------------------------------
   Current:
       Federal                                              $  6,586          $11,302         $ 10,658
       State                                                   1,126            2,903            1,996
       Tax reduction credited to paid-in capital
           from exercise of stock options                      2,994            5,142               --
- ------------------------------------------------------------------------------------------------------
                Total current expense                         10,706           19,347           12,654
- ------------------------------------------------------------------------------------------------------
   Deferred:
       Federal                                                 4,630          (6,079)          (3,706)
       State                                                     827          (1,085)            (661)
- ------------------------------------------------------------------------------------------------------
                Total deferred expense (benefit)               5,457          (7,164)          (4,367)
- ------------------------------------------------------------------------------------------------------
                Total expense for income taxes              $ 16,163          $12,183         $  8,287
======================================================================================================

      At June 30, 1996, the Company had available unused net operating loss carryforwards ("NOLs"), net of Internal Revenue Code Section 382 limitations, of approximately $5,124,000, which expire in years 2002 through 2010. The utilization of prior NOLs from acquired companies have reduced goodwill by $214,000 for the year ended June 30, 1994.

      At June 30, 1996, the Company had an unused capital loss carryforward, net of Section 382 limitations, of approximately $842,000, which will expire in 1998. The loss carryforward has been fully reserved due to capital loss restrictions.

      The Company's deferred tax assets (liabilities) consist of the following (in thousands):


  June 30,                                                      1996             1995
- ------------------------------------------------------------------------------------------------------
  Deferred tax assets:
      Accrued expenses not yet deductible for tax purposes   $13,427          $13,406
      Stock option compensation expense                          416              558
      Loss carryforwards                                       2,460              877
      Investment basis differences                               648              662
      Other                                                       94              244
- ------------------------------------------------------------------------------------------------------
          Total deferred tax assets                           17,045           15,747
- ------------------------------------------------------------------------------------------------------
  Deferred tax liabilities:
      Depreciation and amortization                           (2,896)          (2,140)
- ------------------------------------------------------------------------------------------------------
  Deferred tax assets valuation allowance                       (663)            (779)
- ------------------------------------------------------------------------------------------------------
  Net deferred tax assets                                    $13,486          $12,828
======================================================================================================




      The valuation allowance at June 30, 1996 exists principally due to tax benefits of acquired corporations for which realization of any future benefit is uncertain due to Section 382 limitations. The valuation allowance for deferred tax assets decreased by $116,000 and $190,000 during the years ended June 30, 1996 and 1994, respectively, due to the utilization of previously reserved NOLs and changes in facts and circumstances with respect to the realization of future tax benefits of certain investments which caused such realizations to be more likely than not.

      Income tax expense from continuing operations varies from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows (in thousands):


  Year Ended June 30,                                           1996             1995             1994
- ------------------------------------------------------------------------------------------------------
      Income tax expense at the federal statutory rate       $13,972          $10,425           $7,074
      Increase (decrease) resulting from:
        Excess of book basis over tax basis of
               companies                                         711              553              496
        State income taxes (net of federal benefit)            1,324            1,275              868
        Other                                                    156              (70)            (151)
- ------------------------------------------------------------------------------------------------------
      Total expense for income taxes                         $16,163          $12,183           $8,287
======================================================================================================



      Federal and state income tax payments during the years ended June 30, 1996, 1995 and 1994 were approximately $4,891,000, $15,697,000 and $11,782,000, respectively.


9. Cumulative Redeemable Preferred Stock

      The Company's Series A preferred stock, which consisted of 1,000 issued and outstanding shares with a par value of $1,100 per share and accrued cumulative dividends of 9%, was redeemed for cash in July 1996 at par value plus accrued and unpaid dividends.


10. Common Stock

      The Company's Class B common stock is entitled to ten votes per share. Class B shares are convertible, at the holder's option, into Class A shares, but until converted carry significant transfer restrictions.

      In January 1989, the Company issued warrants to purchase 396,594 additional shares of Class A common stock to a data processing customer. The warrants are exercisable at an aggregate price of $4,700,000 plus $230,000 for each year that elapses after December 31, 1988, plus interest at 10% per annum. At June 30, 1996, the exercise price was $30.01 per share. Shares may be purchased in increments through January 1999, the date on which the warrant agreement expires. However, there have been no shares purchased to date.


11. Employee Benefit Plans

      Effective September 2, 1988, the Company established a nonqualified compensatory stock option plan for certain of its employees. The plan was amended and restated on May 24, 1994. Under the amended plan, the Company reserved 1,850,000 shares of Class A common stock (as adjusted to give effect to the Reorganization) for awards to employees at exercise prices determined by the Board of Directors of the Company. Of the options granted during fiscal 1996, 200,000 are subject to shareholder approval at the annual shareholder meeting, where the Company will seek to reserve an additional number of shares of Class A common stock for grant under this plan. Options generally vest over five years and, if issued subsequent to the IPO date, are exercisable five years from the date of the grant. Options issued prior to the IPO date are fully vested and exercisable. Options expire ten years from the date of grant.

      The Company recognized $45,000, $680,000 and $750,000 of compensation expense for the years ended June 30, 1996, 1995 and 1994, respectively, primarily from the issuance of stock options to certain key employees where the option exercise price was below the market price of the Company's Class A common stock on the day prior to issuance and from the repricing of certain existing stock options in connection with the IPO.

      Option activity for the years ended June 30, 1994, 1995 and 1996 is summarized as follows:



                                                                                         Option Price
                                                                 Options                  Per Share
- ------------------------------------------------------------------------------------------------------
      Outstanding at June 30, 1993                             1,097,628                 $.01 -  $9.55
          Granted                                                 32,280                     $1.43
          Canceled                                               (29,368)                $.15 -  $9.55
- ------------------------------------------------------------------------------------------------------
      Outstanding at June 30, 1994                             1,100,540                 $.01 -  $9.55
          Granted                                                416,184               $16.00 - $22.50
          Exercised                                             (579,061)                $.01 -  $9.54
          Canceled                                               (56,269)                $.01 - $16.00
- ------------------------------------------------------------------------------------------------------
      Outstanding at June 30, 1995                               881,394                 $.01 - $22.50
          Granted                                                586,212               $29.25 - $46.25
          Exercised                                             (253,293)                $.01 -  $1.43
          Canceled                                               (12,500)              $16.00 - $29.50
- ------------------------------------------------------------------------------------------------------
      Outstanding at June 30, 1996                             1,201,813                 $.14 - $46.25
======================================================================================================
      Exercisable at June 30, 1996                               217,917                 $.14 -  $2.66
======================================================================================================




      The Company's 401(k) plan, as defined by the United States Internal Revenue Code, allows participants to contribute a percentage of their compensation. The plan also allows for a discretionary matching contribution by the Company as determined by the Company's Board of Directors. There were no contributions made by the Company to the plan during the years ended June 30, 1996, 1995 and 1994.

      During the year ended June 30, 1996, the Company adopted an employee stock purchase plan which allows eligible employees to purchase Company Class A common stock at a 15% discount to market value. The stock is purchased by the plan in the open market, and Company contributions during fiscal 1996, which were charged to additional paid-in capital, were $135,000.

12. Financial Instruments

      As of June 30, 1996 and 1995, the fair values of the Company's revolving credit balances and other variable-rate debt instruments approximated the related carrying values. The fair values of the Company's fixed-rate debt instruments also approximated the related carrying values, as determined based upon relative changes in the Company's variable borrowing rates, whether the borrowings occurred recently or if the borrowings were repaid after the fiscal year ended.

      The fair value of the cumulative redeemable preferred stock is deemed to approximate book value based on the Company's redemption of this issue in July 1996.


13. Related Party Transactions

      In March 1994, the Company paid $4,900 to acquire a 49% interest in TransFirst, Inc. ("TransFirst"), a minority- owned provider of data processing and electronic benefits services for state and local governments. Concurrently, the Company sold TransFirst two existing service contracts in exchange for notes receivable totaling $2,200,000. The notes bear interest at a bank's prime rate and are due in a lump-sum payment in February 2004. The Company accounts for its investment under the equity method. Equity earnings for the years ended June 30, 1996 and 1995 and for the period from March 1994 to June 1994 were not significant.

      Effective April 1996, the Company sold its wholly owned interest in ACS Merchant Services, Inc. ("Merchant Services"), a start-up operation of the EFT business line, to a former officer and director of the Company for consideration in the form of a note receivable of $500,000. There was no gain or loss recognized on the sale. Simultaneously with the sale, the Company contributed an additional $1,500,000 and the unpaid balance of an intercompany note due from Merchant Services of approximately $712,000 in exchange for 1,000 shares of Merchant Services 5% cumulative convertible preferred stock, which is convertible after 5 years into approximately 55% of Merchant Services common stock on a fully diluted basis.


14. Commitments and Contingencies

      The Company has various operating lease agreements for data processing equipment and facilities. A summary of the lease commitments under noncancelable operating leases at June 30, 1996 is as follows (in thousands):


Year ending June 30:
- -------------------------------------------------------------------------------
1997                                                                  $  50,177
1998                                                                     39,154
1999                                                                     27,747
2000                                                                     14,472
2001                                                                      6,675
Thereafter                                                               10,825
- -------------------------------------------------------------------------------
                                                                      $ 149,050
===============================================================================



      Lease expense for data processing equipment and facilities was $40,773,000, $36,894,000 and $32,903,000 for the years ended June 30, 1996,
1995 and 1994, respectively.

      In December 1992, a judgment was rendered against the Company, jointly and severally with certain other affiliated defendants, in the amount of approximately $6,500,000. The Company has posted an appeal bond for the amount of the judgment plus required post judgment interest (see Note 7). In fiscal 1995 and 1993, the Company recorded charges in other operating expenses for an aggregate amount which it believes is adequate to sustain any loss in settlement of this matter. The reserve is included in other accrued liabilities. The Company intends to vigorously pursue its appeal of the judgment, which is pending before the Texas Supreme Court, which court granted the Company's application for Writ of Error in July 1996. The case is set for oral arguments in October 1996.

      Included in interest and other expenses in fiscal 1996 is a charge of $3,800,000 relating to planned divestitures of certain community bank processing groups within Texas and Louisiana that are part of the Company's financial services outsourcing business. In June 1996, the Company signed letters of intent to sell three such groups with historical annual revenues of approximately $10 million and in August 1996 closed on the disposition of these groups.

      The Company is subject to certain other legal proceedings, claims and disputes which arise in the ordinary course of its business. Although the Company cannot predict the outcomes of these legal proceedings, the Company's management does not believe these actions will have a material adverse effect on the Company's financial position, results of operations or liquidity. However, if unfavorably resolved, these proceedings could have a material adverse effect on the Company's financial position, results of operations and liquidity.


15. Quarterly Results of Operations (unaudited)

(in thousands, except per share amounts)
                                          Fiscal 1996                                   Fiscal 1995
Quarter Ended                 June 30,    Mar. 31,   Dec. 31,   Sept. 30,   June 30,    Mar. 31,   Dec. 31,   Sept. 30,
- -----------------------------------------------------------------------------------------------------------------------
                                  1996        1996       1995        1995       1995        1995       1994        1994
Revenues                      $116,801     $99,062    $91,352     $89,294    $89,543     $80,700    $72,338     $70,600
Operating income                12,479       9,948      8,392       9,933      9,140       7,143      7,870       7,389
Net income                       7,288       5,735      5,072       5,661      5,076       4,459      4,295       3,774
Primary earnings per share    $    .45     $   .41    $   .37     $   .41    $   .38     $   .34    $   .32     $   .33

Report of Independent Accountants
To the Board of Directors and Stockholders of Affiliated Computer
Services, Inc.


      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders' equity, present fairly, in all material respects, the financial position of Affiliated Computer Services, Inc. and its subsidiaries at June 30, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ Price Waterhouse LLP



Dallas, Texas

July 30, 1996