Form 10-K405, Exhibit 13
period 1998-06-30
AFFILIATED COMPUTER SERVICES INC
filed 1998-09-28
CIK 2135

                                                                    EXHIBIT 13.1


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL


    Affiliated Computer Services, Inc. (the "Company" or "ACS") derives its revenues from information technology services including technology outsourcing, business process outsourcing, professional services and electronic commerce. A substantial portion of the Company's revenues is derived from recurring monthly charges to its customers under service contracts with initial terms that vary from one to ten years. For the year ended June 30, 1998, approximately 89% of the Company's revenues were recurring. Recurring revenues are defined by the Company as revenues derived from services that are used by the Company's customers each year in connection with their ongoing businesses, and accordingly exclude conversion and deconversion fees, software license fees, short-term contract programming engagements, product installation fees and hardware sales. From inception through June 30, 1998, the Company has purchased 38 information processing companies, which has resulted in geographic expansion, growth and diversification of the Company's customer base, expansion of services offered and increased economies of scale. Approximately half of the increase in revenues since June 30, 1993 has been attributable to these acquisitions.

    In December 1997, the Company acquired ACS Government Solutions, formerly known as Computer Data Systems, Inc., through the merger of a wholly-owned subsidiary of the Company with and into ACS Government Solutions, a provider of information technology solutions to government and private industry customers in a transaction accounted for as a pooling of interests (the "Merger"). As a result, the Company has restated its historical financial statements to reflect the combined operations of the two companies.

FORWARD-LOOKING STATEMENTS

    Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts included in this MD&A regarding the Company's financial position, business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements including statements regarding the Company's Year 2000 exposure. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside of the Company's control, that could cause actual results to materially differ from such statements. While the Company believes that the assumptions concerning future events are reasonable, it cautions that there are inherent difficulties in predicting certain important factors, especially the timing and magnitude of technological advances; the performance of recently acquired businesses; the prospects for future acquisitions; the possibility that a current customer could be acquired or otherwise be affected by a future event that would diminish its information technology requirements; the competition in the information technology industry and the impact of such competition on pricing, revenues and margins; the degree to which business entities continue to outsource information technology and business processes; uncertainties surrounding budget reductions or changes in funding priorities or existing government programs; and the cost of attracting and retaining highly skilled personnel.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

    The following table sets forth certain items from the Company's Consolidated Statements of Income expressed as a percentage of revenues:


                                                            Percentage of Revenues
                                                             Year ended June 30,
                                                --------------------------------------------
                                                   1998              1997              1996
                                                --------          --------          --------
Revenues                                           100.0%            100.0%            100.0%
                                                --------          --------          --------
Operating expenses:
    Wages and benefits                              42.4              42.6              46.1
    Services and supplies                           30.6              28.5              28.7
    Rent, lease and maintenance                     12.6              14.3              12.7
    Depreciation and amortization                    4.0               3.8               2.9
    Merger costs                                     1.1                --                --
    Other operating expenses                         1.0               1.1               0.9
                                                --------          --------          --------
Total operating expenses                            91.7              90.3              91.3
                                                --------          --------          --------
Operating income                                     8.3               9.7               8.7
Interest expense                                     1.0               0.8               0.5
Other non-operating income, net                     (0.6)             (0.1)             (0.4)
                                                --------          --------          --------
Pretax profit                                        7.9               9.0               8.6
Income tax expense                                   3.3               3.7               3.4
                                                --------          --------          --------
Net income                                           4.6%              5.3%              5.2%
                                                ========          ========          ========

COMPARISON OF FISCAL 1998 TO FISCAL 1997

    Revenues increased $260.2 million, or 28%, to $1,189.1 million for fiscal year 1998. Revenues from acquisitions contributed $132.2 million, while revenues from internally generated sales contributed $128.0 million to the overall increase. Technology outsourcing revenues increased 11% over fiscal 1997 to $330.7 million which can be attributed primarily to new contracts signed in fiscal 1998 and the effect of a full year's contribution from contracts signed in fiscal 1997. Revenues from business process outsourcing increased 17% to $343.4 million due primarily to an increase in volumes at Business Process Solutions (formerly known as Unibase) and increased requirements from the Department of Education contract. Revenues from professional services increased 59% to $390.2 million primarily as a result of the full year effect of the five acquisitions completed in fiscal 1997 and four acquisitions completed in fiscal 1998. Revenues generated by the electronic commerce services increased 34% to $124.8 million due primarily to a 27% increase in the number of transactions processed.

    During fiscal 1998, the Company recorded a non-recurring charge of $6.0 million to rent, lease and maintenance expense resulting from a binding commitment to a hardware lessor to terminate a computer lease obligation prior to the expiration of its term. Also during fiscal 1998 the Company recorded a non-recurring charge of $13.0 million ($8.9 million, net of tax) related to specific and identifiable costs associated with the Merger. Before these non-recurring charges, total operating expenses increased $233.1 million, or 28%, to $1,071.8 million for fiscal 1998, as a result of the Company's higher revenues, and as a percentage of revenue decreased from 90.3% in fiscal 1997 to 90.1% in fiscal 1998. This decrease is a result of the synergies realized from the Merger, as well as the data center consolidations which were completed in the second quarter of fiscal 1998. Wages and benefits expense, as a percentage of revenues, decreased slightly from fiscal 1997. The decrease is primarily a result of growth in the electronic commerce business line which offset the growth in the Company's more labor intensive professional services business. Services and supplies increased as a percentage of revenue from 28.5% in fiscal 1997 to 30.6% in fiscal 1998 due to growth in the electronic commerce business unit and subcontractor expenses in the government service business unit. Rent, lease and maintenance expense, as a percentage of revenues,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


decreased from 14.3% in fiscal 1997 to 12.6% in fiscal 1998 despite the $6.0 million non-recurring lease termination charge. This decrease is due primarily to the data center consolidations completed in fiscal 1998 and the growth in our professional services business which contains a smaller component of rent, lease and maintenance expense. Depreciation and amortization expense, as a percentage of revenues, increased from 3.8% in fiscal 1997 to 4.0% in fiscal 1998 due mainly to acquisition cost amortization.

    Before the non-recurring charges mentioned previously, operating income for fiscal 1998 increased $27.0 million, or 30%, to $117.3 million, and as a percentage of revenues for fiscal 1998 was 9.9% compared with 9.7% for fiscal 1997. Interest expense increased as a percentage of revenues as a result of the March 1998 issuance of $230 million of 4% Convertible Subordinated Notes due March 15, 2005 (the "Notes") (see Note 6 to the Company's Consolidated Financial Statements). Other non-operating income for fiscal 1998 includes the recognition of a $6.7 million gain upon the redemption of the Company's investment in a customer's preferred stock. The Company's effective tax rate increased to approximately 42% for fiscal 1998 due in part to certain non-deductible merger costs. Excluding merger costs and the related tax benefit, the effective tax rate was approximately 41%, exceeding the federal statutory rate of 35% due primarily to the amortization of certain acquisition-related costs that are non-deductible for tax purposes, plus the net effect of state income taxes.

COMPARISON OF FISCAL 1997 TO FISCAL 1996

    Revenues increased $281.3 million, or 43%, to $928.9 million for fiscal 1997. Revenues from acquisitions contributed $170.2 million, while revenues from internally generated sales contributed $111.1 million to the overall increase. Technology outsourcing revenues increased 60% over fiscal 1996 to $297.3 million, primarily as a result of the effect of a full year's contribution of The Genix Group, Inc. ("Genix") which was acquired in June 1996. In addition, a portion of the increase was attributable to new contracts signed in fiscal 1997 and the effect of a full year's contribution from contracts signed in fiscal 1996. Revenues from business process outsourcing increased 53% to $293.0 million, as a result of the effect of a full year's contribution of Business Process Solutions which was acquired in February 1996, the subsequent revenue growth in that business and increased requirements on the Department of Education contract. Revenues from professional services increased 22% to $245.7 million primarily due to five acquisitions completed in fiscal 1997. Revenues generated by electronic commerce services increased 36% to $92.9 million due to a 22% increase in the number of transactions processed as well as an increase in the average revenue per transaction.

    Total operating expenses increased $247.6 million, or 42%, to $838.7 million for fiscal 1997 as a result of the Company's higher revenues. The changes from fiscal 1996 to fiscal 1997 in the various operating expense categories, as a percentage of revenues, are primarily due to the mix of acquired companies across the Company's four business lines. Acquisitions in the professional services and business process outsourcing business lines are relatively more labor intensive, such that wages and benefits as a percentage of revenues will generally increase while the other operating expense categories will reflect a corresponding decrease. Acquisitions in the outsourcing business line will have a larger proportion of expenses related to computer hardware and software and, therefore, rent, lease and maintenance as a percentage of revenues will increase, while the other operating expense categories will reflect a corresponding decrease. Wages and benefits expense, as a percentage of revenues, decreased from fiscal 1996 due primarily to acquisitions. Rent, lease and maintenance expense, as a percentage of revenues, increased due to acquisitions and increased demand for data processing in the outsourcing services business line. Depreciation and amortization expense, as a percentage of revenues, increased due to the acquisition late in fiscal 1996 as well as the seven acquisitions completed in fiscal 1997. During fiscal 1997, the Company recorded a charge of $6.0 million ($4.6 million in other operating expenses and $1.4 million in depreciation and amortization) relating to the consolidation of two of its mainframe data centers and the upgrading of certain computer hardware and software to newer technology. Also, during fiscal 1997, the Texas Supreme Court, in a unanimous decision, overturned a lower court's judgment against the Company for which the Company had previously accrued approximately $6 million. During the third quarter of fiscal 1997, the Company reversed this accrual to other operating expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



    Operating income for fiscal 1997 increased $33.7 million, or 60%, to $90.3 million. Operating income as a percentage of revenues for fiscal 1997 was 9.7% compared with 8.7% for fiscal 1996. Interest expense increased as a percentage of revenues as a result of debt incurred to finance acquisitions. The effective tax rates for fiscal 1997 and fiscal 1996 were 41% and 40%, respectively, and exceeded the federal statutory rate of 35% due to certain non-deductible acquisition-related costs and the net effect of state income taxes.

LIQUIDITY AND CAPITAL RESOURCES

    At June 30, 1998, the Company's liquid assets, consisting of cash and cash equivalents, totaled $84.0 million compared to $25.6 million at June 30, 1997. These liquid assets included $8.1 million and $6.7 million borrowed under a revolving credit facility (the "ATM Cash Facility") for use in the Company's automated teller machines ("ATMs") at June 30, 1998 and 1997, respectively. Working capital increased from $110.9 million at June 30, 1997 to $198.1 million at June 30, 1998 due primarily to the remaining proceeds from the sale of the Notes after repayment of the outstanding credit facility.

    Net cash provided by operating activities of $66.7 million for fiscal 1998 increased from $64.9 million in fiscal 1997 due primarily to increased earnings and improved collections of accounts receivable. In addition, net cash provided by operating activities in fiscal 1998 was negatively impacted by approximately $14.3 million as a result of costs incurred with the Merger and data center consolidations. Net cash used in investing activities decreased from $154.4 million in fiscal 1997 to $110.6 million in fiscal 1998 due primarily to less cash expended for acquisitions. Also, in fiscal 1998 the Company received $12.6 million in proceeds from the redemption of a preferred stock investment. Net cash from financing activities increased by $21.5 million from fiscal 1997 due primarily to an increase in proceeds from stock option exercises and the related tax benefit, as well as the remaining proceeds from the sale of the Notes after repayment of the Company's revolving credit facility.

    Net cash provided by operating activities of $64.9 million for fiscal 1997 increased from $18.4 million in fiscal 1996 due primarily to increased earnings, improved collections of accounts receivable, reduction of inventory and tax savings generated by the fiscal 1996 acquisitions. Net cash used in investing activities decreased in fiscal 1997 by $70.2 million due primarily to $84.0 million paid for seven acquisitions, compared to $162.6 million paid for eight acquisitions in fiscal 1996. Also in fiscal 1997, investing activities included $31.6 million in payments relating to prior year acquisitions, including a one-time cash settlement of $23 million to resolve a software license dispute. In addition, capital expenditures decreased $9.8 million from the prior year because fiscal 1996 capital expenditures included $20.0 million for the purchase and renovation of the Company's headquarters. Net cash from financing activities decreased by $113.6 million from fiscal 1996 as a result of the $170.2 million in net proceeds received from the Company's secondary stock offerings in fiscal 1996, which offset the $50 million in debt incurred to acquire Analytical Systems Engineering Corporation in June 1997.

    In March 1998 the Company issued $230 million of Notes. The Notes are convertible into the Company's common stock at a conversion rate of 23.4432 shares of Class A common stock for each $1,000 principal amount of Notes, subject to adjustments in certain events. Interest on the Notes is payable semi-annually on March 15 and September 15 of each year commencing on September 15, 1998. The Notes may be redeemed at the option of the Company on or after March 15, 2002, in whole or in part, at the redemption prices set forth in the Notes (see Note 6 to the Company's Consolidated Financial Statements).

    During the first quarter of fiscal 1998, the Company expanded its unsecured revolving credit agreement (the "Credit Facility") from $125 million to $200 million and amended the terms to extend through July 2002. The Company used $173.7 million of the proceeds from the sale of the Notes to repay the Credit Facility; therefore, there were no outstanding borrowings under the Credit Facility as of June 30, 1998. After considering outstanding letters of credit, the Company has approximately $197.7 million available for use under the Credit Facility at June 30, 1998. The Company has an ATM Cash Facility of $11.0 million, of which $8.1 million was outstanding at June 30, 1998. This facility expires December 1998. The

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Company also has two vault cash custody agreements with financial institutions which provide up to $52.0 million in cash for use in the Company-owned ATMs. The amount of cash outstanding under the cash custody agreements at June 30, 1998 was approximately $40.6 million and is not an asset or liability of the Company, and therefore is not recorded on the accompanying consolidated balance sheet. Recently enacted federal regulations governing financial institutions' cash requirements have allowed financial institutions to significantly reduce their vault cash reserves. Accordingly, this may limit the Company's ability to secure similar cash custody agreements when its largest cash custody agreement for $50.0 million expires in February 2001.

    Subsequent to June 30, 1998, the Company acquired Betac International Corporation and Document Acquisition Services for total cash consideration of approximately $47.0 million which was funded with existing cash (see Note 15 to the Company's Consolidated Financial Statements).

    The Company's management believes that available cash and cash equivalents, together with cash generated from operations and available borrowings under its various credit facilities, will provide adequate funds for the Company's anticipated needs, including working capital expenditures and ATM cash requirements. Management also believes that cash provided by operations will be sufficient to satisfy all existing debt obligations as they become due. The Company intends to continue its growth through acquisitions and from time to time to engage in discussions with potential acquisition candidates. As the size and financial resources of the Company increase, however, additional acquisition opportunities requiring significant commitments of capital may arise. In order to pursue such opportunities, the Company may be required to incur debt or to issue additional potentially dilutive securities in the future. No assurance can be given as to the Company's future acquisition and expansion opportunities and how such opportunities would be financed.

YEAR 2000

    The Year 2000 issue encompasses the cost to make the Company's internal systems Year 2000 compliant as well as the cost to make the Company's clients Year 2000 compliant, in the few instances where obligated. The Company has assembled a team dedicated solely for the purpose of managing the Year 2000 project. The Year 2000 project of the Company is segregated in five phases: awareness, assessment, renovation, validation and implementation. With respect to its internal systems, the Company has begun the renovation phase. With respect to the Company's obligation to ensure that its customers' applications are Year 2000 compliant, the Company has not generally undertaken responsibility for application systems maintenance and therefore, it is the customers' responsibility to renovate these systems. However, in certain limited cases, ACS is contractually responsible for renovating certain customer application software and in these instances, the Company is in the renovation phase. The Company projects that final implementation of all these changes will be substantially complete by the end of fiscal year 1999. The Company estimates the cost of Year 2000 remediation on its internal systems to be approximately $12.0 million.

    The failure to successfully complete the Year 2000 conversion process on the Company's internal systems as well as any client's systems, where obligated, or for the Company's vendors and clients to successfully complete the Year 2000 conversion process where they are responsible could have a materially adverse impact on the Company. However, ACS believes this project will be substantially completed by the end of fiscal year 1999 and will not have a materially adverse impact on the Company.

NEW ACCOUNTING STANDARDS

    In April 1998, Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-up Activities", was issued. This SOP provides guidance on the financial reporting of start-up and organization costs and requires that these costs be expensed as incurred. The provisions of SOP 98-5 are effective for financial statements for fiscal years beginning after December 15, 1998, although early adoption is allowed.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Adoption of SOP 98-5 is not expected to have a material impact on the Company's financial statements. The Company will adopt the provisions of this SOP on July 1, 1999.

    In June 1997, Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", were issued. SFAS No. 130 establishes standards for reporting comprehensive income and its components with the same prominence as other financial statements. SFAS No. 131 establishes standards for reporting information about operating segments in annual and interim financial statements, although this statement need not be applied to interim financial statements in the initial year of its application. Both statements are effective for fiscal years beginning after December 15, 1997 and, therefore, will be adopted by the Company July 1, 1998.

               AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)


                                     ASSETS
                                                                                        June 30,
                                                                              ----------------------------
                                                                                 1998              1997
                                                                              ----------        ----------
Current assets:
    Cash and cash equivalents                                                 $   75,888        $   18,997
    ATM cash                                                                       8,100             6,650
    Accounts receivable, net of allowance for doubtful
      accounts of $2,840 and $1,964, respectively                                236,523           199,302
    Inventory                                                                      9,911             9,915
    Prepaid expenses and other current assets                                     24,455            21,343
    Deferred taxes                                                                10,210            12,860
                                                                              ----------        ----------
       Total current assets                                                      365,087           269,067

Property and equipment, net                                                      142,717           135,160
Software, net of accumulated amortization of
  $11,029 and $9,436, respectively                                                 9,947             4,554
Goodwill, net of accumulated amortization of
  $25,846 and $15,504, respectively                                              373,236           312,732
Other intangible assets, net of accumulated amortization of
  $14,414 and $7,100, respectively                                                38,073            24,829
Long-term investments and other assets                                            20,738            15,135
                                                                              ----------        ----------
       Total assets                                                           $  949,798        $  761,477
                                                                              ==========        ==========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                                          $   27,953        $   24,167
    Accrued compensation and benefits                                             40,595            36,054
    Other accrued liabilities                                                     74,789            72,115
    Income taxes payable                                                           5,554              --
    Current portion of long-term debt                                             10,624            17,546
    Current portion of unearned revenue                                            7,454             8,319
                                                                              ----------        ----------
       Total current liabilities                                                 166,969           158,201

Convertible notes due 2005                                                       230,000              --
Long-term debt                                                                     4,848           130,680
Unearned revenue                                                                     707             1,191
Deferred taxes                                                                    24,103            14,089
Other long-term liabilities                                                       19,501            29,835
                                                                              ----------        ----------
       Total liabilities                                                         446,128           333,996
                                                                              ----------        ----------

Stockholders' equity:
    Class A common stock, $.01 par value,
      500,000 shares authorized, 44,938 shares and
      40,508 shares outstanding, respectively                                        449               405
    Class B common stock, $.01 par value, 14,000 shares authorized,
      3,300 shares and 6,406 shares outstanding, respectively                         33                64
    Additional paid-in capital                                                   298,393           275,922
    Retained earnings                                                            204,795           151,090
                                                                              ----------        ----------
       Total stockholders' equity                                                503,670           427,481
                                                                              ----------        ----------

Commitments and contingencies (Notes 2, 6, 12, 13 and 14)

       Total liabilities and stockholders' equity                             $  949,798        $  761,477
                                                                              ==========        ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

               AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                    (in thousands, except per share amounts)

                                                                               Year ended June 30,
                                                               ---------------------------------------------------
                                                                  1998                1997                1996
                                                               -----------         -----------         -----------
Revenues                                                       $ 1,189,123         $   928,925         $   647,608
Operating expenses:
    Wages and benefits                                             504,284             395,780             298,659
    Services and supplies                                          364,285             264,104             185,550
    Rent, lease and maintenance                                    150,253             132,837              82,314
    Depreciation and amortization                                   47,475              35,510              18,450
    Merger costs                                                    12,974                --                  --
    Other operating expenses                                        11,533              10,428               6,052
                                                               -----------         -----------         -----------
       Total operating expenses                                  1,090,804             838,659             591,025
                                                               -----------         -----------         -----------
    Operating income                                                98,319              90,266              56,583

Interest expense                                                    12,059               7,121               3,417
Other non-operating income, net                                     (7,832)               (425)             (2,751)
                                                               -----------         -----------         -----------
    Pretax profit                                                   94,092              83,570              55,917

Income tax expense                                                  39,670              33,904              22,392
                                                               -----------         -----------         -----------

    Net income                                                 $    54,422         $    49,666         $    33,525
                                                               ===========         ===========         ===========

Earnings per common share:
    Basic                                                      $      1.14         $      1.08         $       .88
                                                               ===========         ===========         ===========

    Diluted                                                    $      1.11         $      1.05         $       .85
                                                               ===========         ===========         ===========

Shares used in computing earnings per common share:
    Basic                                                           47,599              46,136              38,228
    Diluted                                                         50,487              47,452              39,320






















              The accompanying notes are an integral part of these
                       consolidated financial statements.

               AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (in thousands)

                                                     Common Stock
                                  -------------------------------------------------------
                                             Class A                    Class B
                                  -------------------------     -------------------------      Paid-in      Retained
                                    Shares         Amount         Shares         Amount        Capital      Earnings       Total
                                  ----------     ----------     ----------     ----------    ----------    ----------    ----------
Balance at June 30, 1995              18,647     $      186          4,804     $       48    $   85,800    $   70,652    $  156,686
Conversion of shares                   1,602             16         (1,602)           (16)
Net proceeds of secondary
  stock offerings                      4,072             41                                     169,740                     169,781
Exercise of stock options
  and related tax benefits               480              5                                       4,650          (572)        4,083
Cash dividends                                                                                                   (735)         (735)
Other, net                                                                                                                     (136)
Net income                                                                                         (136)       33,525        33,525
                                  ----------     ----------     ----------     ----------    ----------    ----------    ----------

Balance at June 30, 1996              24,801            248          3,202             32       260,054       102,870       363,204
Stock split                           14,538            145          3,204             32          (177)
Exercise of stock options
  and related tax benefits               399              3                                       4,502          (722)        3,783
Stock issued in connection
  with acquisitions                      770              9                                      11,748                      11,757
Cash dividends                                                                                                   (717)         (717)
Other, net                                                                                         (205)           (7)         (212)
Net income                                                                                                     49,666        49,666
                                  ----------     ----------     ----------     ----------    ----------    ----------    ----------

Balance at June 30, 1997              40,508            405          6,406             64       275,922       151,090       427,481
Conversion of shares                   3,106             31         (3,106)           (31)
Exercise of stock options
  and related tax benefits               706              7                                      10,951          (340)       10,618
Stock issued in connection
  with acquisitions                      618              6                                      11,917                      11,923
Cash dividends                                                                                                   (377)         (377)
Other, net                                                                                         (397)                       (397)
Net income                                                                                                     54,422        54,422
                                  ----------     ----------     ----------     ----------    ----------    ----------    ----------

Balance at June 30, 1998              44,938     $      449          3,300     $       33    $  298,393    $  204,795    $  503,670
                                  ==========     ==========    ===========     ==========    ==========    ==========    ==========




              The accompanying notes are an integral part of these
                       consolidated financial statements.

               AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                                   Year ended June 30,
                                                                                       -------------------------------------------
                                                                                         1998              1997            1996
                                                                                       ---------        ---------        ---------
Cash flows from operating activities:
    Net income                                                                         $  54,422        $  49,666        $  33,525
                                                                                       ---------        ---------        ---------
    Adjustments to reconcile net income to net cash provided
      by operating activities:
       Depreciation and amortization                                                      47,475           35,510           18,450
       Non-cash portion of merger costs                                                    2,484             --               --
       Gain on redemption of preferred stock                                              (6,742)            --               --
       Other                                                                                --                 44               38
       Changes in assets and liabilities, net of effects from acquisitions:
          (Increase) decrease in ATM cash                                                 (1,450)           2,450             (850)
          Increase in accounts receivable                                                (29,066)         (16,150)         (28,567)
          (Increase) decrease in inventory                                                     4            4,220           (4,886)
          Increase in prepaid expenses and other current assets                           (4,995)          (1,875)          (3,105)
          Change in deferred taxes                                                        13,967           17,160            4,692
          Increase in other long-term assets                                              (5,521)          (1,376)          (1,280)
          Increase (decrease) in accounts payable                                          2,605           (7,827)           3,874
          Decrease in accrued compensation and benefits                                     (397)          (2,871)            (511)
          Increase (decrease) in other accrued liabilities                                (3,563)          (1,697)           6,042
          Increase (decrease) in income taxes payable                                     11,281           (3,315)           3,087
          Decrease in other long-term liabilities                                        (12,462)          (6,345)          (4,814)
          Decrease in unearned revenue                                                    (1,349)          (2,696)          (7,324)
                                                                                       ---------        ---------        ---------
              Total adjustments                                                           12,271           15,232          (15,154)
                                                                                       ---------        ---------        ---------
              Net cash provided by operating activities                                   66,693           64,898           18,371
                                                                                       ---------        ---------        ---------
Cash flows from investing activities:
    Purchases of property, equipment and software, net                                   (43,800)         (42,978)         (52,816)
    Payments for acquisitions, net of cash acquired                                      (69,928)        (115,607)        (162,630)
    Proceeds from redemption of preferred stock                                           12,596             --               --
    Additions to other intangible assets                                                  (9,121)          (2,921)          (6,629)
    Proceeds from note receivable                                                           --              4,611             --
    Proceeds from sale of banking units                                                     --              2,704             --
    Other, net                                                                              (303)            (194)          (2,523)
                                                                                       ---------        ---------        ---------
              Net cash used in investing activities                                     (110,556)        (154,385)        (224,598)
                                                                                       ---------        ---------        ---------
Cash flows from financing activities:
    Proceeds from issuance of long-term debt, net of debt issuance costs                 329,926          109,211          197,800
    Repayments of long-term debt                                                        (240,461)         (29,732)        (178,973)
    Proceeds from issuance of common stock, net of issuance costs                           --               --            170,228
    Proceeds from the exercise of stock options and related tax benefits                  10,611            4,008            4,198
    Net borrowings (repayments) of ATM debt                                                1,450           (2,450)             850
    Dividends paid                                                                          (377)            (717)            (633)
    Other, net                                                                              (395)          (1,103)            (689)
                                                                                       ---------        ---------        ---------
              Net cash provided by financing activities                                  100,754           79,217          192,781
                                                                                       ---------        ---------        ---------
Net increase (decrease) in cash and cash equivalents                                      56,891          (10,270)         (13,446)
Cash and cash equivalents at beginning of year                                            18,997           29,267           42,713
                                                                                       ---------        ---------        ---------
Cash and cash equivalents at end of year                                               $  75,888        $  18,997        $  29,267
                                                                                       =========        =========        =========




       See supplemental cash flow information in Notes 2, 4, 6, 7 and 12.
              The accompanying notes are an integral part of these
                       consolidated financial statements.

               AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business and basis of presentation

    Affiliated Computer Services, Inc. (the "Company" or "ACS"), which was incorporated on June 8, 1988, is engaged in a full range of business services including business process outsourcing, electronic commerce, technology outsourcing, professional services and systems integration primarily in North America, as well as Central America, South America, Europe and the Middle East.

    In December 1997, the Company acquired ACS Government Solutions, formerly known as Computer Data Systems, Inc. ("CDSI") through the merger of a wholly-owned subsidiary of the Company with and into ACS Government Solutions, a provider of information technology solutions primarily to government customers (the "Merger"). The transaction was accounted for as a pooling of interests; therefore, all periods presented have been restated to include the combined operations of both companies. Certain reclassifications were made to the ACS Government Solutions financial statements to conform to ACS presentations.

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

Inventory

    Inventories consist primarily of micrographics supplies and equipment, network computer hardware and ATM and computer maintenance parts, which are generally recorded at the lower of cost or market (net realizable value) using the first-in, first-out method.

Property and equipment

    Property and equipment are recorded at cost. The cost of property and equipment held under capital leases, primarily computer equipment, is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which for equipment range primarily from three to ten years and for buildings and improvements up to forty years.

Software

    Purchased computer software and internally developed computer software purchased through acquisitions are amortized using the straight-line method over expected useful lives which range from two to five years. With respect to costs incurred to develop computer software to be sold as a separate product, the Company's policy is to capitalize such costs only after technological feasibility has been established.

    In March 1998, Statement of Position ("SOP") 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use", was issued. This SOP requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. The provisions of SOP 98-1 are effective for financial statements issued for fiscal years beginning after December 15, 1998, although early adoption is allowed. The Company early adopted the provisions of this SOP in fiscal 1998.

Goodwill

    Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is amortized using the straight-line method over the expected useful lives which range from ten to forty years. It is the Company's policy to periodically review the net realizable value of its intangible assets, including goodwill, through an assessment of the estimated future cash flows related to such assets. Each business unit to which these intangible assets relate is reviewed to determine whether future cash flows over the remaining estimated useful lives of the assets provide for recovery of the assets. In the event that assets are found to be carried at amounts which are in

               AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


excess of estimated undiscounted future cash flows, then the intangible assets are adjusted for impairment to a level commensurate with a discounted cash flow analysis of the underlying assets.

Other intangible assets

    Other intangible assets consist primarily of customer contracts, which are recorded at cost and amortized using the straight-line method over the contract terms, which range from two to ten years.

Long-term investments and other assets

    Long-term investments consist primarily of equity investments and are accounted for using either the cost or the equity method, as appropriate. Deferred annuity contracts included in long-term investments are carried at cost plus accrued interest, which approximates fair market value. It is the Company's policy to periodically review the net realizable value of its long-term investments through an assessment of the recoverability of the carrying amount of each investment. Each investment is reviewed to determine if events or changes in circumstances of the issuer have occurred which indicate that the recoverability of the carrying amount may be uncertain. In the event that an investment is found to be carried at an amount in excess of its recoverable amount, the asset is adjusted for impairment to a level commensurate with the recoverable amount of the underlying asset.

    Other assets consist primarily of deferred debt costs and a long-term software maintenance agreement. The deferred debt costs are being amortized over the life of the related debt. The software maintenance agreement is being amortized over the five year term of the related contract.

Revenue recognition

    Information processing revenue is recorded as services are performed. Revenue from annual maintenance contracts is deferred and recognized ratably over the maintenance period. Revenues earned in excess of related billings are accrued, whereas billings in excess of revenues earned are deferred until the related services are provided.

    Revenue on time and material contracts are recorded at the contractual rates as the labor hours and direct expenses are incurred. Revenues on cost-type contracts are recorded as reimbursable costs are incurred. Revenues on fixed-price contracts are recorded on the percentage of completion basis, determined by the ratio of total incurred costs to anticipated total costs of the project. Revenues on unit-price contracts are recorded at the contractual selling prices of work completed and accepted by the customer. Contract award fees are recorded based on estimated current performance levels and historical experience. Revenues on equipment and software sales are recorded when the units are delivered. Immediate recognition is made of any anticipated losses.

    Revenues earned from the five largest customers of ACS each year together comprised 25%, 26% and 30% of ACS revenues for the years ended June 30, 1998, 1997 and 1996, respectively. Trade accounts receivable from these customers aggregated $67,246,000 at June 30, 1998 and $54,577,000 at June 30, 1997.

Income taxes

    Deferred income taxes provided in the accompanying financial statements are determined based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which such differences are expected to reverse.

Earnings per common share

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). The Statement specifies new standards for the computation and presentation of earnings per share and has been adopted by the Company for the accompanying financial statements. SFAS 128 replaces the previously reported primary and fully diluted earnings per share with "basic" and "diluted" earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. Earnings per share amounts for all periods presented have been restated to conform to the requirements of SFAS 128. See Note 10 for the computation of earnings per share.

    During fiscal 1997, the Company issued additional Class A and Class B common stock in connection with a two-for-one stock split in the form of a 100% stock dividend. As a result, all references to the number of shares and per share amounts in the accompanying financial statements for fiscal 1996 have been restated to reflect the stock split (see Note 8).

               AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Stock-based compensation

    The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which establishes accounting and reporting standards for stock-based employee compensation plans. As permitted by the standard, the Company has elected not to adopt the fair value based method of accounting for stock-based employee compensation and will continue to account for such arrangements under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and apply SFAS 123 on a disclosure basis only. Accordingly, adoption of the standard has not affected the Company's results of operations or financial position (see Note 9).




2. BUSINESS COMBINATIONS

    In December 1997, ACS completed the Merger by exchanging 11.1 million shares of its common stock, excluding unexercised options, for all of the common stock of ACS Government Solutions. Stockholders of ACS Government Solutions received
1.759 shares of ACS Class A common stock for each share of its common stock in the Merger, which has been accounted for as a pooling of interests. All data presented in the accompanying consolidated financial statements has been restated to reflect the merger.

    From inception through June 30, 1998, the Company has acquired 38 businesses in the information technology services industry under the purchase accounting method. The Company's recent acquisition activity is summarized as follows:

                                                                  Year ended June 30,
                                                         --------------------------------------
                                                           1998           1997           1996
                                                         --------       --------       --------
Acquisitions completed:
     Technology outsourcing                                  --             --                1
     Business process outsourcing                            --                2              4
     Professional services                                      4              5              3
                                                         --------       --------       --------
       Total                                                    4              7              8
                                                         ========       ========       ========

Purchase consideration (in thousands):
     Cash paid                                           $ 64,918       $ 82,607       $153,849
     Amounts due sellers of acquired businesses              --            2,002          6,700
     Stock issued                                           1,180         11,270           --
     Liabilities assumed                                   10,140         24,008         95,144
     Other                                                    745            560          1,800
                                                         --------       --------       --------
       Fair value of assets acquired
            (including intangibles)                      $ 76,983       $120,447       $257,493
                                                         ========       ========       ========

    In December 1997, the Company acquired 100% of the stock of CARA Corporation ("CARA"), a professional services business. The Company made three other acquisitions during fiscal 1998 which have also been included in the Company's consolidated financial statements from the effective date of the acquisition. Fiscal 1998 revenues and earnings of the acquirees prior to the effective dates of the four acquisitions are not material to the financial results of ACS. As a result, proforma disclosures related to the pre-acquisition operations are not presented. The Company financed a portion of the aggregate purchase price for these acquisitions through the issuance of 57,000 shares of unregistered Class A common stock. All of the acquisitions made by the Company, excluding ACS Government Solutions, have been accounted for using the purchase accounting method.

    In addition to these acquisitions, the Company also purchased the remaining 30% ownership in two existing subsidiaries, Technical Directions, Inc. and Business Process Solutions, Inc (formerly known as Unibase Technologies, Inc). The Company financed a portion of the aggregate purchase price for these acquisitions through the issuance of 561,000 shares of unregistered Class A common stock.

               AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



    In June 1997, ACS Government Solutions acquired 100% of the stock of Analytical Systems Engineering Corporation ("ASEC"), which provides systems engineering and engineering services primarily to the Department of Defense and certain intelligence agencies, both domestically and abroad. The purchase consideration included approximately 185,000 shares of its common stock (326,000 shares of ACS Class A common stock adjusted for the Merger).

    In November 1996, ACS Government Solutions combined its student loan guaranty agency services business with that of InTuition, Inc. and formed a new commercial company called GuaranTec, LLP, of which it is a 51% owner and InTuition is a 49% owner. In connection with the formation of this company, ACS Government Solutions contributed cash, 20,000 shares of its common stock (35,000 shares of ACS Class A common stock adjusted for the Merger) and assets to InTuition and GuaranTec. ACS Government Solutions and InTuition also contributed their interests in their licensing agreements and guaranty agency servicing contracts and certain related assets and liabilities to GuaranTec.

    The Company made six other acquisitions during fiscal 1997 which have also been included in the Company's consolidated financial statements from the effective date of the acquisition. The Company financed a portion of the aggregate purchase price for these acquisitions through the issuance of approximately 409,000 shares of unregistered Class A common stock.

    The Company is obligated to make certain contingent payments to former owners based on the achievement of specified profit levels in conjunction with certain of its acquisitions. During fiscal 1998, the Company paid $846,000 in contingent consideration related to acquisitions made in prior years. As of June 30, 1998, the maximum aggregate amount of the outstanding contingent obligations is approximately $7,180,000, none of which has been earned to date. Any such payments would result in a corresponding increase in goodwill.

3. ACCOUNTS RECEIVABLE
    The components of accounts receivable are as follows (in thousands):

                                                                                June 30,
                                                                        --------------------------
                                                                           1998             1997
                                                                        ---------        ---------
Amounts billed:
    Commercial companies and state and local governments                $  82,305        $  79,525
    U.S. government                                                        56,764           47,278
                                                                        ---------        ---------
                                                                          139,069          126,803
                                                                        ---------        ---------
Amounts unbilled:
    Amounts currently billable                                             98,927           69,903
    Excess of actual indirect costs over amounts currently
       billable under cost reimbursable contracts                             989            1,663
    Contract retainages not currently billable                                378              364
    Fixed price work not currently billable                                  --              2,533
                                                                        ---------        ---------
                                                                          100,294           74,463
                                                                        ---------        ---------

Total accounts receivable                                                 239,363          201,266
Allowance for doubtful accounts                                            (2,840)          (1,964)
                                                                        ---------        ---------
                                                                        $ 236,523        $ 199,302
                                                                        =========        =========

    To the extent not currently billable at June 30, 1998 and 1997, unbilled costs and accrued profits above are billable upon delivery or acceptance of services, upon receipt of contract funding, or upon contract completion. Of the above unbilled costs and accrued profits at June 30, 1998, approximately $1,367,000 are not expected to be billed and collected within one year.

               AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



4. PROPERTY AND EQUIPMENT

    Property and equipment consists of the following (in thousands):

                                                            June 30,
                                                    --------------------------
                                                       1998             1997
                                                    ---------        ---------
Land                                                $  20,186        $  20,456
Buildings and improvements                             50,729           43,926
Computer equipment and software                       112,498           93,750
Furniture and fixtures                                 45,107           38,119
Construction in progress                                4,293            5,211
                                                    ---------        ---------
                                                      232,813          201,462
Accumulated depreciation and amortization             (90,096)         (66,302)
                                                    ---------        ---------
                                                    $ 142,717        $ 135,160
                                                    =========        =========

    In connection with an outsourcing contract signed in December 1996, the Company acquired assets with a fair market value of $1,433,000, including property and equipment of $1,045,000, and assumed liabilities of the same amount.

    The Company acquired three host data centers in June 1996. Pursuant to a consolidation plan, the Company closed one of these facilities, located in Dearborn, Michigan in fiscal year 1998. This facility is held for sale and has a net book value of $7,450,000, which approximates fair value.


5. LONG-TERM INVESTMENTS

    Long-term investments consist primarily of investments in preferred stock accounted for at cost, as these securities are not considered marketable equity securities, and deferred annuity contracts carried at cost plus accrued interest which approximates fair market value. The preferred stock investments accrue cumulative dividends of approximately 5%. Dividend income recognized from such securities, which is reflected in the consolidated financial statements as a component of other non-operating income, was approximately $415,000, $1,285,000 and $1,513,000 during fiscal 1998, 1997 and 1996, respectively.

    In September 1997, a customer of the Company redeemed their preferred stock, including accumulated dividends, for $12,694,000 in cash. The redemption resulted in a $6,742,000 gain which is reported as other non-operating income, net in the accompanying consolidated statement of income for the year ended June 30, 1998.

               AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6. NOTES PAYABLE AND LONG-TERM DEBT

    A summary of notes payable and long-term debt follows (in thousands):

                                                                                     June 30,
                                                                             --------------------------
                                                                                1998             1997
                                                                             ---------        ---------
4% convertible subordinated notes due March 2005 (A)                         $ 230,000        $    --
Unsecured $125,000 revolving credit agreement, payable to banks,
          due in June 1999 (B)                                                    --             82,700
Unsecured $50,000 term loan, payable to a bank, due in quarterly
          installments through June 2002 (C)                                      --             48,000
Secured $11,000 ATM cash credit agreement ("ATM Cash Facility")
       payable to a bank, due in December 1998 (D)                               8,100            6,650
10% junior subordinated debentures, payable to former shareholders
          of a subsidiary, due January 2000                                        184              507
Other notes payable to individuals and corporations, interest rates
          ranging from 6% to 10%, due through 2002                               3,979            5,978
Capitalized lease obligations at various interest rates, payable
          through 2001                                                           3,209            4,391
                                                                             ---------        ---------
                                                                               245,472          148,226
Less current portion                                                           (10,624)         (17,546)
                                                                             ---------        ---------
                                                                             $ 234,848        $ 130,680
                                                                             =========        =========




    Maturities of notes payable and long-term debt at June 30, 1998 follows (in thousands):

       Year ending June 30:
       1999                                                     $   10,624
       2000                                                          2,259
       2001                                                          1,782
       2002                                                            714
       2003                                                             93
       Thereafter                                                  230,000
                                                                ----------
                                                                $  245,472
                                                                ==========


   (A) On March 20, 1998 the Company sold $230 million of 4% Convertible Subordinated Notes due March 15, 2005 (the "Notes"). The Notes are convertible into the Company's Class A common stock at a conversion rate of 23.4432 shares of Class A common stock for each $1,000 principal amount of Notes (equivalent to a conversion price of $42.66 per share of Class A common stock), subject to adjustments in certain events. Interest on the Notes is payable semi-annually on March 15 and September 15 of each year commencing on September 15, 1998. The Notes may be redeemed at the option of the Company on or after March 15, 2002, in whole or in part, at the redemption prices set forth in the Notes.

   (B) The Company amended its revolving credit agreement ("Credit Facility") in July 1997 to increase available commitments from $125 million to $200 million, extend the due date from June 1999 to July 2002 and lower the interest rate. Interest on the Credit Facility is payable monthly at LIBOR (5.66% at June 30, 1998) plus 0.3% to 0.875%, or the bank's base rate, as elected by the Company. In March 1998, the Company used $173,700,000 of the proceeds from the sale of the Notes to repay the Credit Facility; therefore, there were no outstanding borrowings under the Credit Facility as of June 30, 1998.

       The Credit Facility contains covenants which require that the Company comply with certain negative, affirmative, and financial covenants customary in notes of this nature, including but not limited to the

               AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       maintenance of fixed charge ratios, limitations on acquisitions and minimum net worth requirements. The agreement also has provisions which would permit acceleration of the maturity of the borrowings after the occurrence of certain defined events of default. At June 30, 1998, the Company had outstanding letters of credit of approximately $2,279,000.

   (C) In June 1997, ACS Government Solutions borrowed $50 million under a term loan to finance the ASEC acquisition (see Note 2). Upon consummation of the Merger with ACS in December 1997, the ACS Government Solutions term loan was repaid and the revolving line of credit was canceled. The Company utilized borrowing availability under the Credit Facility to fund the paydown of the debt.

   (D) Interest on the ATM cash facility is due quarterly at prime less 2.35% (6.15% at June 30, 1998), collateralized by cash restricted for use in Company-owned ATMs. On December 10, 1997, the term of the ATM Cash Facility was extended to December 1998.

    Cash payments for interest for the years ended June 30, 1998, 1997 and 1996 were $9,813,000, $7,045,000, and $3,617,000, respectively. Interest income was $2,404,000, $1,459,000 and $2,349,000 for the years ended June 30, 1998, 1997 and 1996, respectively.

    The Company's cash custody agreements with two financial institutions provide the Company with up to $52,000,000 of the financial institutions' vault cash for use in Company-owned ATMs. At June 30, 1998, approximately $40,590,000 was in use under the agreements. The cash is owned by the financial institutions and is consequently not recorded on the Company's accompanying balance sheets. The cash custody agreement in the amount of $50,000,000 expires in February 2001 and the cash custody agreement in the amount of $2,000,000 expires in January 1999.

               AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7. INCOME TAXES

    Income tax expense is comprised of the following (in thousands):

                                                                  Year ended June 30,
                                                         -----------------------------------
                                                          1998          1997          1996
                                                         -------       -------       -------
Current:
    U.S. Federal                                         $15,598       $13,160       $11,925
    Foreign                                                  248            39          --
    State                                                  2,296         2,749         2,133
    Tax reduction credited to paid-in capital
           from exercise of stock options                  5,647         2,893         3,101
                                                         -------       -------       -------
        Total current expense                             23,789        18,841        17,159
                                                         -------       -------       -------
Deferred:
    U.S. Federal                                          14,001        13,299         4,441
    Foreign                                                 --            --            --
    State                                                  1,880         1,764           792
                                                         -------       -------       -------
        Total deferred expense                            15,881        15,063         5,233
                                                         -------       -------       -------
        Total expense for income taxes                   $39,670       $33,904       $22,392
                                                         =======       =======       =======

    At June 30, 1998, the Company had available unused domestic net operating loss carryforwards ("NOLs"), net of Internal Revenue Code Section 382 limitations, of approximately $7,229,000, which expire in years 2002 through 2017. In addition, the Company had foreign NOLs of $2,765,000, which will expire in years 2000 through 2003. The Company had an unused capital loss carryforward, net of Section 382 limitations, of approximately $842,000, which expired as of June 30, 1998. The capital loss carryforward was fully reserved due to Section 382 and capital loss restrictions.

    The Company's deferred tax assets (liabilities) consist of the following (in thousands):

                                                                          June 30,
                                                                   ------------------------
                                                                     1998            1997
                                                                   --------        --------
Deferred tax assets:
   Accrued expenses not yet deductible for tax purposes            $  9,732        $ 10,235
   Loss carryforwards                                                 3,974           6,008
   Deferred compensation                                                915           1,836
   Stock option compensation expense                                    558             767
   Investment basis differences                                        --               532
   Other                                                                 13             453
                                                                   --------        --------
     Total deferred tax assets                                       15,192          19,831
                                                                   --------        --------
Deferred tax liabilities:
   Depreciation and amortization                                    (27,346)        (18,773)
   Interest in partnership                                           (1,049)           (909)
   Annuity interest                                                    (458)           (432)
   Other                                                               --              (433)
                                                                   --------        --------
      Total deferred tax liabilities                                (28,853)        (20,547)

Deferred tax assets valuation allowance                                (232)           (513)
                                                                   --------        --------
      Net deferred tax liabilities                                 $(13,893)       $ (1,229)
                                                                   ========        ========

    The significant increase in the deferred tax liability for depreciation and amortization is due to the Genix acquisition in June 1996. For tax purposes, both parties elected to treat the sale as if it were a sale of assets under Internal Revenue Code Section 338(h)(10). As a result, ACS is able to amortize the intangible assets over substantially shorter lives for tax than for book purposes.

               AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


    The valuation allowance at June 30, 1998 exists principally due to tax benefits of acquired corporations for which realization of any future benefit is uncertain due to Section 382 limitations. The valuation allowance for deferred tax assets decreased by $281,000 and $150,000 during the years ended June 30, 1998 and 1997, respectively. The decrease was due to the utilization of previously reserved NOLs, expiration of the capital loss carryforward which was fully reserved and changes in facts and circumstances with respect to the realization of future tax benefits of certain investments which caused such realizations to be more likely than not.

    Income tax expense varies from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows (in thousands):

                                                                           Year ended June 30,
                                                                   -----------------------------------
                                                                     1998          1997          1996
                                                                   -------       -------       -------
Income tax expense at the U.S. Federal statutory rate              $32,932       $29,250       $19,572
Increase resulting from:
    Excess of book basis over tax basis of
      companies                                                      1,887           864           711
    State income taxes (net of federal benefit)                      3,110         3,130         1,953
    Merger costs                                                       912          --            --
    Other                                                              829           660           156
                                                                   -------       -------       -------
Total expense for income taxes                                     $39,670       $33,904       $22,392
                                                                   =======       =======       =======



    Current year undistributed earnings of non-U.S. subsidiaries for which U.S. taxes have not been provided are included in consolidated retained earnings in the amount of $544,000 at June 30, 1998. If such earnings were distributed, U.S. income taxes would be partially reduced by available credits for taxes paid to the jurisdictions in which the income was earned.

    Federal and state income tax payments during the years ended June 30, 1998, 1997, and 1996 were approximately $12,426,000, $18,534,000, and $10,595,000, respectively.


8. COMMON STOCK

    The Company's Class B common stock is entitled to ten votes per share. Class B shares are convertible, at the holder's option, into Class A shares, but until converted carry significant transfer restrictions.

    In January 1989, the Company issued warrants to purchase 793,188 additional shares of Class A common stock to a data processing customer. The warrants are exercisable at an aggregate price of $4,700,000 plus $230,000 for each year that elapses after December 31, 1988, plus interest at 10% per annum. At June 30, 1998, the exercise price was $15.34 per share. Shares may be purchased in increments through January 1999, the date on which the warrant agreement expires. However, there have been no shares purchased to date.

    In November 1996, the Company issued additional Class A and Class B common stock in connection with a two-for-one stock split in the form of a 100% stock dividend. The stated par value of each share was not changed from $.01. All references in the accompanying financial statements to the number of shares and per share amounts for fiscal 1996 have been restated to reflect the stock split.

    On March 20, 1998 the Company completed the sale of a new issue of $230 million aggregate principal amount of Notes due March 15, 2005 (See Note 6). The Notes are convertible into the Company's Class A common stock at a conversion rate of 23.4432 shares of Class A common stock for each $1,000 principal amount of Notes (equivalent to a conversion price of $42.66 per share of Class A common stock), subject to adjustments in certain events, none of which have occurred as of June 30, 1998.

               AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9. EMPLOYEE BENEFIT PLANS

    Under the Company's 1997 employee stock option plan, the Company has reserved 3,675,000 shares of Class A common stock for issuance to key employees at exercise prices determined by the Board of Directors. The company's 1988 employee stock option plan, which originally reserved 6,000,000 shares of Class A common stock for issuance, was discontinued for new grants during fiscal 1998 and terminated (except for the exercise of then existing option grants in September 1997) and subsequently, 1,593,231 unissued shares expired. Generally, the options under each plan vest in varying increments over a five year period, expire ten years from the date of grant and are issued at exercise prices no less than 100% of the fair market value of the Company's Class A common stock at the time of the grant. As reported in Note 1, the Company has elected to adopt the disclosure-only provisions of SFAS 123 and will continue to account for stock-based employee compensation plans in accordance with APB 25. As a result, no compensation cost has been recognized in fiscal 1998 for its stock option or employee stock purchase plans.

    The Long-term Incentive Plan approved in 1991 (the "1991 Plan") provides for the granting of options to various employees, officers and directors of ACS Government Solutions. This plan was discontinued for new grants effective with the Merger. All options issued under the 1991 Plan were fully vested as of the Merger date. Exercise prices of options awarded in all years were equal to the market price of the stock on the date of the grant; therefore, no compensation costs have been recognized for awards under this plan.

    Pro forma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if the Company had accounted for its stock-based compensation plans under the fair value method. The fair value of each option grant was estimated at the date of grant using a separate Black-Scholes option pricing model for each plan. The following weighted average assumptions were used for grants in fiscal 1998, 1997 and 1996: dividend yield of 0% in all years for the 1997 and 1988 plans and .40% for the 1991 plan applicable to fiscal 1997 and 1996; volatility of 30.95% for fiscal 1998 for all plans and 37.6% for the 1988 plan in fiscal 1997 and fiscal 1996 and 50% for the 1991 plan in fiscal 1997 and fiscal 1996; risk-free interest rates of 5.64%, 6.42% and 6.07% for 1998, 1997 and 1996, respectively, in the 1997 and 1988 plans and 6.14% for fiscal 1997 and fiscal 1996 years in the 1991 plan; and weighted average expected option life of 5.5 years for the 1997 and 1988 plans and three years for the 1991 plan for all years presented. The average fair values of the options granted during fiscal 1998, 1997 and 1996 are estimated at $9.48, $9.47 and $7.93, respectively for the combined plans.

    Had compensation cost for the Company's stock-based compensation plans been determined in accordance with SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                                               Year ended June 30,
                                                                   --------------------------------------------
                                                                      1998             1997             1996
                                                                   ----------       ----------       ----------
Net income
     As reported                                                   $   54,422       $   49,666       $   33,525
     Pro forma                                                         50,718           47,803           32,343

Basic earnings per common share
     As reported                                                   $     1.14       $     1.08       $      .88
     Pro forma                                                           1.07             1.04              .85

Diluted earnings per common and common equivalent share
     As reported                                                   $     1.11       $     1.05       $      .85
     Pro forma                                                           1.05             1.01              .82

    Since stock-based compensation issued prior to fiscal 1996 is not included in the pro forma calculation, the effects of applying SFAS 123 in this pro forma disclosure will not be comparable with those in subsequent years.

               AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The pro forma impact on earnings can be expected to increase as a greater percentage of outstanding stock options represent awards made after fiscal 1995.



    Option activity for the years ended June 30, 1996, 1997 and 1998 is summarized as follows:

                                                        Option Price
                                     Options             per Share
                                     -------         ------------------
Outstanding at June 30, 1995        2,708,379        $  .01  -- $11.25
    Granted                         1,559,228          5.97  --  23.13
    Exercised                        (767,006)          .01  --   8.03
    Canceled                          (77,242)         2.38  --  14.75
                                    ---------
Outstanding at June 30, 1996        3,423,359           .01  --  23.13
    Granted                           935,014         12.51  --  26.87
    Exercised                        (522,560)          .01  --  12.36
    Canceled                         (323,204)         4.97  --  20.62
                                    ---------
Outstanding at June 30, 1997        3,512,609           .07  --  26.87
    Granted                         1,933,117         17.77  --  32.63
    Exercised                        (796,370)          .07  --  17.77
    Canceled                         (249,172)         6.40  --  31.88
                                    ---------
Outstanding at June 30, 1998        4,400,184           .07  --  32.63
                                    =========
Exercisable at June 30, 1998          749,819           .07  --  20.18
                                    =========

    Further information regarding the Company's outstanding and exercisable stock options by exercise price range as of June 30, 1998 is disclosed below:

                                   Options Outstanding                                     Options Exercisable
                         --------------------------------------------                  ---------------------------
                                             Weighted
                                              Average       Weighted                                       Weighted
                                             Remaining       Average                                        Average
    Range of               Number           Contractual     Exercise                     Number            Exercise
  Exercise Prices        Outstanding           Life           Price                    Exercisable           Price
------------------       -----------       ----------       ---------                  -----------          ------
$   .07 - $    .72           235,430           1.84         $     .62                    235,430            $   .62
   4.97 -    11.25           756,934           6.18              9.69                     63,593               6.67
  12.15 -    21.50         1,625,320           6.86             17.76                    450,796              16.73
  23.13 -    32.63         1,782,500           9.26             26.54                         --                 --
------------------       -----------       ----------       ---------                 -----------           -------
$  .07 -  $  32.63         4,400,184           7.45         $   19.01                    749,819            $ 10.82
==================       ===========       ==========       =========                 ===========           =======

    Under the Company's 1995 Employee Stock Purchase Plan, a maximum of 1,000,000 shares of Class A common stock can be issued to substantially all full-time employees. Through payroll deductions, eligible participants may purchase Company stock at a 15% discount to market value. The stock is purchased by the plan in the open market, and Company contributions for the years ended June 30, 1998, 1997 and 1996, which were charged to additional paid-in capital, were $395,000, $205,000 and $135,000, respectively.

    The Company has contributory retirement and savings plans which cover all employees and meet the requirements of Section 401(k) of the Internal Revenue Code. The plans also allow for discretionary matching contributions by the Company as determined by the Company's Board of Directors. Contributions made by the Company to certain plans during the years ended June 30, 1998, 1997 and 1996 were $2,524,000, $2,286,000 and $2,079,000, respectively.

               AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


10. EARNINGS PER SHARE

    Earnings per share amounts for all periods presented have been restated to conform to the requirements of SFAS 128. The following table sets forth the computation of basic and diluted earnings per share:

                                                                           Year ended June 30,
                                                                   -----------------------------------
                                                                    1998          1997          1996
                                                                   -------       -------       -------
Numerator:
   Numerator for earnings per share (basic) -
     income available to common stockholders                       $54,422       $49,666       $33,525
   Effect of dilutive securities:
     Interest on 4% convertible debt                                 1,714          --            --
                                                                   -------       -------       -------
   Numerator for earnings per share assuming dilution -
     income available to common stockholders                       $56,136       $49,666        33,525
                                                                   -------       -------       -------

Denominator:
   Weighted average shares outstanding (basic)                      47,599        46,136        38,228

   Effect of dilutive securities:
     4% convertible debt                                             1,528          --            --
     Stock options                                                   1,062         1,028           938
     Warrants and other                                                298           288           154
                                                                   -------       -------       -------
     Total potential common shares                                   2,888         1,316         1,092
                                                                   -------       -------       -------

   Denominator for earnings per share assuming dilution             50,487        47,452        39,320
                                                                   -------       -------       -------

Earnings per common share (basic)                                  $  1.14       $  1.08       $   .88
                                                                   =======       =======       =======

Earnings per common share assuming dilution                        $  1.11       $  1.05       $   .85
                                                                   =======       =======       =======


11. FINANCIAL INSTRUMENTS

    As of June 30, 1998 and 1997, the fair values of the Company's revolving credit balances and other variable-rate debt instruments approximated the related carrying values. The fair values of the Company's fixed-rate debt instruments also approximated the related carrying values, as determined based upon relative changes in the Company's variable borrowing rates, whether the borrowings occurred recently or if the borrowings were repaid after the fiscal year ended. The Company estimated the fair value of the 4% convertible debt as of June 30, 1998 at approximately $251,850,000 based on the trading price on that day.


12. RELATED PARTY TRANSACTIONS

    In July 1994, the Company completed the spin-off of Precept Business Products, Inc. ("Precept") to the Company's stockholders on a pro-rata basis. The businesses distributed consisted of various business support services unrelated to information processing and were accounted for as discontinued operations. Precept continues to sell business forms and supplies and provide courier and other services to the Company. Trade accounts between the Company and Precept were immaterial for all years presented.

    Effective April 1996, the Company sold ACS Merchant Services, Inc. ("Merchant Services"), a start-up operation of the electronic commerce business line, to a former officer and director of the Company for consideration in the form of a note receivable of $500,000. There was no gain or loss recognized on the sale. Simultaneous with the sale, the Company contributed an additional $1,500,000 and the unpaid balance of an intercompany note due from Merchant Services of approximately $712,000 in exchange for 1,000 shares of Merchant Services 5% cumulative convertible preferred stock, which is convertible after 5 years into approximately

               AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



55% of Merchant Services common stock on a fully diluted basis. The Company provides guarantees to two banks on Merchant Services debt up to $7,500,000.

    In December 1997, the Company purchased $100,000 of the preferred stock in DDH Aviation ("DDH"), a start-up corporate airplane brokerage firm, which represents less than 5% ownership. The Company also acts as a guarantor for up to $7,000,000 of DDH's $15,000,000 line of credit in exchange for warrants convertible into 1,500 shares of DDH Class A common stock.


13. COMMITMENTS AND CONTINGENCIES

    The Company has various operating lease agreements for information technology equipment and facilities. A summary of the lease commitments under noncancelable operating leases at June 30, 1998 is as follows (in thousands):

       Year ending June 30,
       1999                                                       $   62,520
       2000                                                           42,936
       2001                                                           24,632
       2002                                                           10,263
       2003                                                            5,400
       Thereafter                                                     36,078
                                                                  ----------
                                                                  $  181,829
                                                                  ==========

    Lease expense for information technology equipment and facilities was $78,712,000, $61,176,000 and $46,481,000 for the years ended June 30, 1998, 1997 and 1996, respectively.

    In connection with an outsourcing agreement signed in May 1997, the Company assumed operating leases totaling $3,541,000 for equipment and computer software.

    During fiscal 1997 the Texas Supreme Court, in a unanimous decision, overturned a lower court's judgment against the Company for which the Company had previously accrued approximately $6 million. During the third quarter of fiscal 1997, the Company reversed this accrual to other operating expenses.

     Twenty-one former employees of Gibraltar Savings Association and/or First Texas Savings Association (collectively, "GSA/FTSA") have brought suit in Texas state court alleging entitlement to 401,532 shares of the Company's Class A common stock pursuant to options issued to GSA/FTSA employees in 1988 in connection with a former data processing services agreement between GSA/FTSA and the Company. The per share exercise price for each of these options, as adjusted for the Company's 1994 reclassification and its 1996 two-for-one stock split, is alleged to be $.38. The Company believes that it has meritorious defenses to all or substantial portions of these matters and plans to vigorously defend against them. However, should the proceedings not be favorably resolved, the Company may be subject to a material charge. The case is currently set for trial in late September 1998.

    Government contracts are subject to review and audit by various governmental authorities in the normal course of the Company's business. Cost audits have been completed through fiscal 1996, with the exception of ASEC operations, which have been audited through calendar year 1995. In management's opinion, any such reviews and the results of cost audits for subsequent fiscal years will not have a material effect on the Company's financial position or results of operations.

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

               AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



14. MERGER EXPENSES AND OTHER CHARGES

    During the first quarter of fiscal 1998, the Company recorded a non-recurring charge of $6,040,000 to rent, lease and maintenance expense resulting from a binding commitment to a hardware lessor to terminate a computer lease obligation prior to the expiration of its term in December 1999. The payment to the lessor was made during the fourth quarter of fiscal 1998. This computer was replaced with newer technology which will provide better service to the Company's clients.

    During the second quarter of fiscal 1998, the Company recorded a non-recurring charge of $12,974,000 ($8,880,000 net of taxes) related to specific and identifiable costs associated with the Merger. These costs included direct transaction expenses such as investment banking, legal, accounting, financial printing and related fees as well as integration expenses such as severance and costs associated with operating redundant facilities and equipment.

    During the third quarter of fiscal 1997, the Company recorded a charge of $6,019,000 ($4,577,000 in other operating expenses and $1,442,000 in depreciation and amortization) relating to the consolidation of two of its mainframe data centers and the upgrading of certain computer hardware and software to newer technology. The charge included the write-down of related assets and the recognition of obligations for which the Company would derive no future benefit.

    In fiscal 1996, the Company recorded a charge of $3,800,000 relating to planned divestitures of certain community bank processing groups within Texas and Louisiana. These groups were part of the Company's financial services outsourcing business and had historical annual revenues of approximately $18,000,000. These divestitures were substantially completed in fiscal 1997 and resulted in net cash proceeds of approximately $2,704,000. An additional charge of $250,000 was included in other non-operating income, net in fiscal 1997 to complete the dispositions.


15. SUBSEQUENT EVENTS

    In July 1998, the Company acquired 100% of the outstanding stock of Betac International Corporation ("Betac") of Alexandria, Virginia. Betac, founded in 1977, is an advanced technology services company providing solutions primarily to the Department of Defense, government intelligence and defense contractors and other federal agencies. Betac, with trailing twelve months revenue of approximately $49,000,000, employs 400 information technology professionals across the United States and Europe.

    In July 1998, the Company also acquired substantially all of the Document Acquisition Services ("DAS") unit of First Image Management Company, a division of First Financial Management Corporation. DAS, with trailing twelve months revenue of approximately $35,000,000, is based in London, Kentucky and provides data capture, imaging and retrieval services to customers in the healthcare, financial institution and insurance industries.

               AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


16. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (in thousands, except per share amounts)

                                            Quarter ended                                  Quarter ended
                             ----------------------------------------------   ------------------------------------------
                                             Fiscal 1998                                     Fiscal 1997
                             ----------------------------------------------   ------------------------------------------
                              June 30,   Mar. 31,   Dec. 31,      Sept. 30,   June 30,   Mar. 31,   Dec. 31,   Sept. 30,
                               1998        1998       1997          1997       1997        1997       1996        1996
                             --------    --------   --------      --------    --------   --------   --------   ---------
Revenues                     $333,949    $304,945   $285,235      $264,994    $257,140   $232,221   $225,159   $214,405
Operating income               33,601      31,333     14,480        18,905      25,611     23,214     21,061     20,380
Net income                     18,520      16,850      5,602        13,450      13,934     12,738     11,676     11,318
Earnings per common share
  (basic)                    $    .38    $    .35   $    .12(a)   $    .29    $    .30   $    .28   $    .25   $    .25
Weighted average shares
  outstanding                  48,221      47,858     47,383        46,947      46,611     46,133     46,004     45,835
Earnings per common share
  assuming dilution          $    .36    $    .34   $    .12(a)   $    .28    $    .29   $    .27   $    .25   $    .24
Weighted average shares
  outstanding assuming
  dilution                     55,184      50,011     48,584        48,247      47,898     47,222     47,395     47,223


    (a) Includes merger costs associated with the Merger of approximately $.18 per share