Form 10-K405, Exhibit 13
period 1999-06-30
AFFILIATED COMPUTER SERVICES INC
filed 1999-09-28
CIK 2135

                                                                    EXHIBIT 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL


    Affiliated Computer Services, Inc. derives its revenues from delivering information technology services, including technology outsourcing, business process outsourcing and professional services, to the commercial sector and to the federal government. A substantial portion of ACS' revenues is derived from recurring monthly charges to our customers under service contracts with initial terms that vary from one to ten years. For the year ended June 30, 1999, approximately 89% of our revenues were recurring. We define recurring revenues as revenues derived from services that are used by our customers each year in connection with their ongoing businesses, and accordingly exclude conversion and deconversion fees, software license fees, short-term contract programming engagements, product installation fees and hardware sales. Since the inception of our company through June 30, 1999, we have purchased 45 information technology services companies, resulting in geographic expansion, growth and diversification of our customer base, expansion of services offered and increased economies of scale. Approximately half of the increase in revenues since June 30, 1994 has been attributable to these acquisitions.

    In December 1997, we acquired ACS Government Solutions Group, Inc. ("ACS GSG"), formerly known as Computer Data Systems, Inc., through the merger of one of our wholly-owned subsidiaries with and into ACS GSG, a provider of information technology services primarily to the federal government in a transaction accounted for as a pooling of interests (the "Merger"). As a result, we have restated our historical financial statements to reflect the combined operations of the two companies.

FORWARD-LOOKING STATEMENTS

    Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts included in this MD&A regarding our financial position, business strategy and plans and objectives of our management for future operations, are forward-looking statements including statements regarding our Year 2000 exposure. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside of our control, that could cause actual results to materially differ from such statements. While we believe that the assumptions concerning future events are reasonable, we caution that there are inherent difficulties in predicting certain important factors, especially the timing and magnitude of technological advances; the performance of recently acquired businesses; the prospects for future acquisitions; the possibility that a current customer could be acquired or otherwise affected by a future event that would diminish its information technology requirements; the competition in the information technology industry and the impact of such competition on pricing, revenues and margins; the degree to which business entities continue to outsource information technology and business processes; uncertainties surrounding budget reductions or changes in funding priorities or existing federal, state or local government programs; and the cost of attracting and retaining highly skilled personnel.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

    The following table sets forth certain items from our Consolidated Statements of Income expressed as a percentage of revenues:


                                       Percentage of Revenues
                                         Year ended June 30,
                                    ----------------------------
                                     1999       1998       1997
                                    ------     ------     ------
Revenues                             100.0%     100.0%     100.0%
                                    ------     ------     ------
Operating expenses:
    Wages and benefits                43.5       42.4       42.6
    Services and supplies             30.5       30.6       28.5
    Rent, lease and maintenance       11.1       12.6       14.3
    Depreciation and amortization      4.0        4.0        3.8
    Merger costs                      --          1.1       --
    Other operating expenses           1.2        1.0        1.1
                                    ------     ------     ------
Total operating expenses              90.3       91.7       90.3
                                    ------     ------     ------
Operating income                       9.7        8.3        9.7
Interest expense                       1.1        1.0        0.8
Other non-operating income, net       (0.3)      (0.6)      (0.1)
                                    ------     ------     ------
Pretax profit                          8.9        7.9        9.0
Income tax expense                     3.6        3.3        3.7
                                    ------     ------     ------
Net income                             5.3%       4.6%       5.3%
                                    ======     ======     ======

COMPARISON OF FISCAL 1999 TO FISCAL 1998

     Revenues increased $453.1 million, or 38%, to $1,642.2 million for fiscal year 1999. Revenues from acquisitions contributed $227.1 million while revenues from internally generated sales contributed $226.0 million to the overall increase. Excluding intersegment sales, revenues from our commercial segment increased $297.2 million, or 38%, over fiscal 1998 due to acquisitions and due to new contract signings with customers in the transportation industry and financial industry markets. Revenues from our federal government segment increased $155.9 million, or 38%, over fiscal 1998 due to increased requirements under the Department of Education and Veterans Affairs contracts, new task orders under civilian agency contracts, the full year effect of the U.S. Senate contract signed in the third quarter of fiscal 1998 and the acquisition of Betac International Corporation in July 1998.

     During fiscal 1998, we recorded a non-recurring charge of $6.0 million to rent, lease and maintenance expense resulting from a binding commitment to a hardware lessor to terminate a computer lease obligation prior to the expiration of its term. Also during fiscal 1998 we recorded a non-recurring charge of $13.0 million ($8.9 million, net of tax) related to specific and identifiable costs associated with the Merger. Excluding these non-recurring charges, total operating expense increased $411.8 million, or 38%, to $1,483.6 million for fiscal 1999, as a result of our increase in revenues, and as a percentage of revenue increased slightly from 90.1% in fiscal 1998 to 90.3% in fiscal 1999. Wages and benefits expense, as a percentage of revenue, increased slightly from 42.4% in fiscal 1998 to 43.5% in fiscal 1999 as a result of our current year acquisitions having a higher component of labor. Excluding the $6.0 million non-recurring charge to rent, lease and maintenance expense in fiscal 1998, rent, lease and maintenance expense decreased from 12.1% to 11.1% in fiscal 1999 as a result of realizing economies of scale from the Merger, specifically in personnel costs, telecommunications and software expense, and growth in our professional services which contains a smaller component of rent, lease and maintenance expense. Other operating expense as a percentage of revenue increased from 1.0% in fiscal 1998 to 1.2% in fiscal 1999 primarily as a result of non-recurring items including an anticipated legal settlement in connection with a fiscal 1996 acquisition and the costs associated with a secondary equity offering that was cancelled in the fourth quarter of fiscal 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Excluding the non-recurring merger and lease termination charges mentioned previously, operating income for fiscal 1999 increased $41.3 million, or 35%, to $158.6 million. Interest expense increased $5.5 million, or 45%, to $17.6 million in fiscal 1999 as a result of a full year effect of the March 1998 issuance of $230 million of 4% Convertible Subordinated Notes due March 15, 2005 (see Note 7 to our Consolidated Financial Statements). Other non-operating income for fiscal 1998 includes the recognition of a $6.7 million gain upon redemption of an investment in a customer's preferred stock. Excluding this non-recurring gain, other non-operating income increased $3.4 million to $4.5 million in fiscal 1999 primarily due to higher investment income and the reduction of minority interest expense as a result of acquiring the remaining equity interest in three of our subsidiaries. Our effective tax rate decreased to approximately 41% for fiscal 1999 due in part to certain non-deductible merger costs in fiscal 1998 and exceeds the federal statutory rate of 35% due primarily to the amortization of certain acquisition-related costs that are non-deductible for tax purposes, and due to the net effect of state income taxes.

COMPARISON OF FISCAL 1998 TO FISCAL 1997

    Revenues increased $260.2 million, or 28%, to $1,189.1 million for fiscal year 1998. Revenues from acquisitions contributed $132.2 million, while revenues from internally generated sales contributed $128.0 million to the overall increase. Excluding intersegment sales, revenues from our commercial segment increased $150.8 million, or 24%, over fiscal 1997 primarily due to acquisitions, new contract signings with customers in the insurance industry, an increase in volumes at ACS Business Process Solutions (formerly known as Unibase) and an increase in the number of transactions processed through our electronic commerce services. Revenues from our federal government segment increased $109.4 million, or 36%, over fiscal 1997 primarily as a result of the full year effect of the acquisition of Analytical Systems Engineering Corporation in June 1997 and increased requirements under civilian agency contracts.

    As previously mentioned, we recorded two non-recurring charges to operating expenses in fiscal 1998. Before these non-recurring charges, total operating expenses increased $233.1 million, or 28%, to $1,071.8 million for fiscal 1998, as a result of our increase in revenues, and as a percentage of revenue decreased from 90.3% in fiscal 1997 to 90.1% in fiscal 1998. This decrease was a result of the synergies realized from the Merger, as well as the data center consolidations within our commercial segment which were completed in the second quarter of fiscal 1998. Wages and benefits expense, as a percentage of revenues, decreased slightly from fiscal 1997. The decrease was primarily a result of growth in electronic commerce services, which outpaced growth in our more labor-intensive professional services. Services and supplies increased as a percentage of revenue from 28.5% in fiscal 1997 to 30.6% in fiscal 1998 due to growth in electronic commerce services and subcontractor expenses in the federal government segment. Rent, lease and maintenance expense, as a percentage of revenues, decreased from 14.3% in fiscal 1997 to 12.6% in fiscal 1998 despite the $6.0 million non-recurring lease termination charge previously mentioned. This decrease was due primarily to the commercial data center consolidations completed in fiscal 1998 and the growth in our professional services, which contained a smaller component of rent, lease and maintenance expense. Depreciation and amortization expense, as a percentage of revenues, increased from 3.8% in fiscal 1997 to 4.0% in fiscal 1998 due mainly to acquisition cost amortization.

    Before the non-recurring charges mentioned previously, operating income for fiscal 1998 increased $27.0 million, or 30%, to $117.3 million, and as a percentage of revenues for fiscal 1998 was 9.9% compared with 9.7% for fiscal 1997. Interest expense increased as a percentage of revenues as a result of the March 1998 issuance of $230 million of 4% Convertible Subordinated Notes due March 15, 2005 (see Note 7 to our Consolidated Financial Statements). Other non-operating income for fiscal 1998 includes the recognition of a $6.7 million gain upon the redemption of our investment in a customer's preferred stock. Our effective tax rate increased to approximately 42% for fiscal 1998 due in part to certain non-deductible Merger costs. Excluding Merger costs and the related tax benefit, the effective tax rate was approximately 41%, exceeding the federal statutory rate of 35% due primarily to the amortization of certain acquisition-related costs that are non-deductible for tax purposes, and due to the net effect of state income taxes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 1999 our liquid assets, consisting of cash and cash equivalents, totaled $32.8 million compared to $84.0 million at June 30, 1998. These liquid assets included $4.2 million and $8.1 million borrowed under a revolving credit facility for use in our automated teller machines ("ATM") at June 30, 1999 and 1998, respectively. Working capital decreased slightly from $198.1 million at June 30, 1998 to $194.2 million at June 30, 1999 due to the use of cash to partially fund the current year acquisitions.

    Net cash provided by operating activities increased significantly from $66.7 million for fiscal 1998 to $138.1 million for fiscal 1999 due primarily to increased earnings and the fact that cash flow from operations in fiscal 1998 was negatively impacted by approximately $14.3 million as a result of costs incurred with the Merger and commercial data center consolidations. Net cash used in investing activities increased from $110.6 million in fiscal 1998 to $300.4 million in fiscal 1999 due primarily to the seven acquisitions completed during fiscal 1999. Also, in fiscal 1998 we received $12.6 million in proceeds from the redemption of a preferred stock investment. Net cash from financing activities increased by $14.2 million from fiscal 1998 to fiscal 1999 due primarily to an increase in borrowings under our revolving line of credit.

     Net cash provided by operating activities of $66.7 million for fiscal 1998 increased from $64.9 million in fiscal 1997 due primarily to increased earnings and improved collections of accounts receivable. In addition, net cash provided by operating activities in fiscal 1998 was negatively impacted by approximately $14.3 million as a result of costs incurred with the Merger and data center consolidations. Net cash used in investing activities decreased from $154.4 million in fiscal 1997 to $110.6 million in fiscal 1998 due primarily to less cash expended for acquisitions. Also, in fiscal 1998 we received $12.6 million in proceeds from the redemption of a preferred stock investment. Net cash from financing activities increased by $21.5 million from fiscal 1997 due primarily to an increase in proceeds from stock option exercises and the related tax benefit, as well as the remaining proceeds from the sale of 4% Convertible Subordinated Notes due March 15, 2005 (the "Notes") after repayment of our revolving credit facility.

    In March 1998 we issued $230 million in Notes. The Notes are convertible into our common stock at a conversion rate of 23.4432 shares of Class A common stock for each $1,000 principal amount of notes, subject to adjustments in certain events. Interest on the Notes is payable semi-annually on March 15 and September 15 of each year commencing on September 15, 1998. The Notes may be redeemed at our option on or after March 15, 2002, in whole or in part, at the redemption prices set forth in the Notes (see Note 7 to our Consolidated Financial Statements).

    Management believes that available cash and cash equivalents, together with cash generated from operations and available borrowings under various credit facilities, will provide adequate funds for our anticipated needs, including working capital expenditures and ATM cash requirements. Management also believes that cash provided by operations will be sufficient to satisfy all existing debt obligations as they become due. We intend to continue our growth through acquisitions and from time to time to engage in discussions with potential acquisition candidates. As our size and financial resources increase, however, additional acquisition opportunities requiring significant commitments of capital may arise. In order to pursue such opportunities, we may be required to incur debt or to issue additional potentially dilutive securities in the future. No assurance can be given as to our future acquisition and expansion opportunities and how such opportunities will be financed.

YEAR 2000

    Some computers, software and other equipment include computer code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are expected to increase in frequency and severity, not only as the year 2000 approaches, but continuing into the year 2000 and are commonly referred to as the "Year 2000 Problem."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    We frequently act as an intermediary for the transfer of data between our clients and third parties. In this capacity, we supply the operating and technical resources to cause electronic data to be transmitted between ourselves and third parties. With regard to potential Year 2000 Problems which may affect us or our clients' businesses, we generally undertake to test and modify system software and hardware platforms which we use in preparing, storing and transmitting such data. In doing so, we rely on representations, services and products from third-party vendors of system software and hardware platforms.

    We have a Year 2000 Management Control System ("MCS") to monitor and track the progress toward meeting the requirements to remediate potential Year 2000 Problems. We also have a Year 2000 project manager who not only manages the MCS, but also assists in identifying points of concern and providing solutions. Additionally, we have designated one person from each business unit as a single point of contact for Year 2000 issues. This person coordinates all Year 2000 concerns and issues with third parties within their particular business unit. Accordingly, under the MCS, each business unit receives monthly reports from each of its operating units. At least bi-monthly, each business unit prepares an executive summary of its progress. The Year 2000 project manager uses these reports to prepare a monthly summary report of corporate Year 2000 activities for executive management and for the Audit Committee of the Board of Directors.

Status of Year 2000 Readiness

    Our MCS at each business unit consists of the following five phases: awareness, assessment, renovation, validation and implementation. The awareness phase consists of defining the scope of potential Year 2000 Problems and establishing a corporate infrastructure and overall strategy to perform compliance work. The assessment phase is intended to identify all hardware, software, networks, automatic teller machines, other various processing platforms and customer and vendor interdependencies affected by the Year 2000 Problem. This assessment is intended to go beyond information systems and include environmental systems that are dependent on embedded microchips, such as security systems, elevators and vaults. Management also evaluates the Year 2000 effect on other strategic business initiatives. The assessment considers the potential effect that mergers and acquisitions, major system development, corporate alliances and system interdependencies will have on existing systems and/or potential Year 2000 issues that may arise from acquired systems. The renovation phase includes code enhancements, hardware and software upgrades, system replacements, vendor certification and other associated changes. The validation process includes testing incremental changes to hardware and software components. Finally, in the implementation phase, systems should generally be certified as Year 2000 compliant and be accepted by the business users. For those systems that are not certified as compliant, the consequences will be assessed and any contingency plans put into effect.

    For our mission critical projects, we have generally completed all phases of the MCS. In some cases, the final implementation of renovated systems is dependent upon our client's own internal renovation projects and schedules.

    In addition to developing an internal risk assessment methodology with respect to the Year 2000 Problem, part of our business is subject to external examinations and project reviews by regulatory agencies and governmental bodies of the federal government. To date, these examinations have not identified any material issues regarding our remediation efforts. We have not generally obtained verification or validation by independent third parties of our processes to assess Year 2000 Problems, our corrections of Year 2000 Problems or the costs associated with these activities. However, our Year 2000 program team is reviewing the project plans prepared by each of our business units and monitoring their methods and progress against those plans.

Internal Infrastructure

    We believe that we have identified substantially all of the major computers, software applications and related equipment used in connection with our internal operations that must be modified, upgraded or replaced to minimize the possibility of a material disruption to our business. We have generally completed the process of modifying, upgrading and replacing major systems that have been identified as potentially

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

being adversely affected.

Client Systems

    We are generally coordinating with our clients regarding their activities related to the Year 2000 Problem. Most of our clients maintain their own software application programs, although they use our computer and network resources. We generally do not have contractual responsibility to ensure that our clients' application programs are compliant. However, our business could be adversely affected if our clients experience Year 2000 Problems with such applications, causing them to use less of our computing resources, alter their pattern of usage of resources or dedicate less of their information processing budgets to projects we conduct. We do undertake to test and modify system software and hardware platforms that are represented by the vendors thereof as being Year 2000 compliant. If our vendors fail to provide Year 2000 compliant versions of their system software, our business could be materially affected.

Vendors

    We have mailed questionnaires to substantially all third-party vendors and suppliers of the major computers, software and other equipment used, operated or maintained by us for ourselves or our clients to identify and, to the extent possible, to resolve issues involving the Year 2000 Problem. Responses to these questionnaires are compared with information included with current releases of vendors' products and services and on vendor web sites and are shared with our clients. In addition, our operating units have been instructed not to acquire hardware, software or other technology that is not contractually represented by the vendor as Year 2000 compliant. However, we have limited or no control over the actions of these third party vendors. Thus, while we expect that we will be able to resolve any significant issues with these systems related to the Year 2000 Problem, there can be no assurance that our vendors will resolve any or all issues with these systems related to the Year 2000 Problem before the occurrence of a material disruption to either our business or any of our clients. Any failure of these third-parties to timely resolve Year 2000 Problems with their systems could have a material adverse effect on our business, financial condition and results of operations.

Systems Other than Information Technology Systems

    In addition to computers and related systems and software, the operation of office and facilities equipment, such as fax machines, photocopiers, telephone switches, security systems, elevators, air conditioning, fire systems and other common devices may be affected by the Year 2000 Problem. We believe that the remediation of these systems is complete and we believe that all major leased facilities are Year 2000 compliant.

Costs

    Of the approximately $15 million of estimated expenditures for Year 2000 remediation projects, approximately $11 million related to costs incurred in the ordinary course of business and $4 million related to incremental costs solely attributable to Year 2000 related problems. Substantially all of the expenditures for our Year 2000 remediation projects had been incurred at June 30, 1999. Although we are generally not contractually responsible to ensure our clients' application programs are compliant, we will generally continue to allocate certain resources in fiscal year 2000 to assist some of our clients in completing their remediation projects and validating their compliance and to modify our contingency plans based on the results of their projects. The costs required to achieve substantial Year 2000 compliance or our failure to do so could have a material adverse impact on our business, financial condition and results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Most Likely Consequences of Year 2000 Problems

    We expect to identify and resolve all Year 2000 Problems that could materially adversely affect our business operations. However, management believes that it is not possible to determine with complete certainty that all Year 2000 Problems affecting us or our clients have been identified or corrected. The number of devices that could be affected and the interactions among these devices are simply too numerous. In addition, no one can accurately predict how many Year 2000 Problem-related failures will occur or the severity, duration or financial consequences of these perhaps inevitable failures. As a result, management believes numerous consequences are possible, including the following:

o a significant number of operational inconveniences and inefficiencies for us and our clients that will divert management's time and attention and financial and human resources from ordinary business activities;

o a lesser number of serious system failures that will require significant efforts by us or our clients to prevent or alleviate material business disruptions;

o several routine business disputes and claims for pricing adjustments or penalties due to Year 2000 Problems incurred by clients, which will be resolved in the ordinary course of business; and

o a few serious business disputes alleging that we failed to comply with the terms of contracts or industry standards of performance, some of which could result in litigation or contract termination.

Contingency Plans

    We are currently developing contingency plans to be implemented if our efforts to identify and correct Year 2000 Problems affecting our internal systems are not effective. At this time, business units comprising approximately 50% of fiscal 1999 revenues have completed formal contingency plans for mission critical projects. We expect to complete our contingency plans for mission critical projects of most of our remaining business groups by the end of October 1999. Depending on the systems affected, these plans could include accelerated replacement of affected equipment or software; short- to medium-term use of backup sites, equipment and software; increased work hours for our personnel; use of contract personnel to correct on an accelerated schedule any Year 2000 Problems that arise or to provide manual workarounds for information systems; and similar approaches. If we are required to implement any of these contingency plans, it could have a material adverse effect on our financial condition and results of operations.

Disclaimer

    The discussion of our efforts, and management's expectations, relating to Year 2000 compliance are forward-looking statements. Our ability to achieve Year 2000 compliance and the level of incremental costs associated therewith, could be adversely affected by, among other things, the availability and cost of programming and testing resources, third-party suppliers' ability to modify proprietary software and unanticipated problems identified or not identified in the ongoing compliance review.

NEW ACCOUNTING STANDARDS

    In June 1998, Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative and Hedging Activities", was issued. SFAS 133 requires companies to record derivatives on the balance sheet as assets or liabilities at fair value. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. We have not determined the impact of SFAS 133 on our future earnings and financial position.

    In April 1998, Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-up Activities", was issued. This SOP provides guidance on the financial reporting of start-up and organization costs and requires that these costs be expensed as incurred. The provisions of SOP 98-5 are effective for financial statements for fiscal years beginning after December 15, 1998, although early adoption is allowed. The

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

adoption of SOP 98-5 is not expected to have a material impact on our financial statements. We will adopt the provisions of this SOP on July 1, 1999.

DERIVATIVE FINANCIAL INSTRUMENTS

     We have fixed rate and variable rate debt instruments. Our variable rate debt instruments are subject to market risk from changes in interest rates. In order to manage this risk, we have entered into interest rate hedges. We do not hold or issue derivative financial instruments for trading purposes and are not a party to any leveraged derivative transactions. Sensitivity analysis is one technique used to measure the impact of changes in the interest rates on the value of market-risk sensitive financial instruments. A hypothetical 10% movement in interest rates would not have a material impact on our future earnings, fair value or cash flows. For more information on the interest rate hedges see Note 12 to our Consolidated Financial Statements.

               AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)


                                     ASSETS
                                                                               June 30,
                                                                       -----------------------
                                                                          1999         1998
                                                                       ----------   ----------
Current assets:
    Cash and cash equivalents                                          $   28,580   $   75,888
    ATM cash                                                                4,200        8,100
    Accounts receivable, net                                              320,121      236,523
    Inventory                                                              13,778        9,911
    Prepaid expenses and other current assets                              41,473       24,455
    Deferred taxes                                                          7,795       10,210
                                                                       ----------   ----------
       Total current assets                                               415,947      365,087

Property and equipment, net                                               163,240      142,717
Software, goodwill and other intangibles, net                             613,272      421,256
Long-term investments and other assets                                     31,141       20,738
                                                                       ----------   ----------
       Total assets                                                    $1,223,600   $  949,798
                                                                       ==========   ==========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                                   $   36,723       27,953
    Accrued compensation and benefits                                      63,121       40,595
    Other accrued liabilities                                              89,747       74,789
    Income taxes payable                                                    9,861        5,554
    Current portion of long-term debt                                       6,882       10,624
    Current portion of unearned revenue                                    15,387        7,454
                                                                       ----------   ----------
       Total current liabilities                                          221,721      166,969

Convertible notes due 2005                                                230,000      230,000
Long-term debt                                                            119,106        4,848
Deferred taxes                                                             32,507       24,103
Other long-term liabilities                                                12,845       20,208
                                                                       ----------   ----------
       Total liabilities                                                  616,179      446,128
                                                                       ----------   ----------

Stockholders' equity:
    Class A common stock, $.01 par value, 500,000 shares authorized,
         45,945 shares and 44,938 shares outstanding, respectively            460          449
    Class B common stock, $.01 par value, 14,000 shares authorized,
         3,300 shares outstanding                                              33           33
    Additional paid-in capital                                            315,899      298,393
    Retained earnings                                                     291,029      204,795
                                                                       ----------   ----------
       Total stockholders' equity                                         607,421      503,670
                                                                       ----------   ----------

Commitments and contingencies (Notes 2, 7, 10, 12, 13, 14 and 15)

       Total liabilities and stockholders' equity                      $1,223,600   $  949,798
                                                                       ==========   ==========





              The accompanying notes are an integral part of these
                       consolidated financial statements.

               AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                    (in thousands, except per share amounts)

                                                                   Year ended June 30,
                                                      -----------------------------------------
                                                          1999           1998            1997
                                                      -----------    -----------    -----------
Revenues                                              $ 1,642,216    $ 1,189,123    $   928,925

Operating expenses:
    Wages and benefits                                    713,984        504,284        395,780
    Services and supplies                                 500,631        364,285        264,104
    Rent, lease and maintenance                           183,116        150,253        132,837
    Depreciation and amortization                          66,723         47,475         35,510
    Merger costs                                             --           12,974           --
    Other operating expenses                               19,178         11,533         10,428
                                                      -----------    -----------    -----------
       Total operating expenses                         1,483,632      1,090,804        838,659
                                                      -----------    -----------    -----------
    Operating income                                      158,584         98,319         90,266

Interest expense                                           17,594         12,059          7,121
Other non-operating income, net                            (4,547)        (7,832)          (425)
                                                      -----------    -----------    -----------
    Pretax profit                                         145,537         94,092         83,570

Income tax expense                                         59,307         39,670         33,904
                                                      -----------    -----------    -----------

    Net income                                        $    86,230    $    54,422    $    49,666
                                                      ===========    ===========    ===========

Earnings per common share:
    Basic                                             $      1.77    $      1.14    $      1.08
                                                      ===========    ===========    ===========

    Diluted                                           $      1.66    $      1.11    $      1.05
                                                      ===========    ===========    ===========

Shares used in computing earnings per common share:
    Basic                                                  48,839         47,599         46,136
    Diluted                                                55,668         50,487         47,452







              The accompanying notes are an integral part of these
                       consolidated financial statements.

               AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (in thousands)

                                                Common Stock
                              ------------------------------------------------
                                      Class A                   Class B
                              ------------------------------------------------     Paid-in     Retained
                                Shares       Amount       Shares       Amount      Capital     Earnings      Total
                              ---------    ---------    ---------    ---------    ---------    ---------   ---------
Balance at June 30, 1996         24,801    $     248        3,202    $      32    $ 260,054    $ 102,870   $ 363,204
Stock split                      14,538          145        3,204           32         (177)
Employee stock transactions
  and related tax benefits          399            3                                  4,297         (722)      3,578
Stock issued in connection
  with acquisitions                 770            9                                 11,748                   11,757
Cash dividends                                                                                      (717)       (717)
Other, net                                                                                            (7)         (7)
Net income                                                                                        49,666      49,666
                              ---------    ---------    ---------    ---------    ---------    ---------   ---------

Balance at June 30, 1997         40,508          405        6,406           64      275,922      151,090     427,481
Conversion of shares              3,106           31       (3,106)         (31)
Employee stock transactions
  and related tax benefits          706            7                                 10,556         (340)     10,223
Stock issued in connection
  with acquisitions                 618            6                                 11,917                   11,923
Cash dividends                                                                                      (377)       (377)
Other, net                                                                               (2)                      (2)
Net income                                                                                        54,422      54,422
                              ---------    ---------    ---------    ---------    ---------    ---------   ---------
                                 44,938          449        3,300           33      298,393      204,795     503,670
Balance at June 30, 1998
Employee stock transactions
  and related tax benefits          387            4                                  6,355                    6,359
Stock issued in connection
  with acquisitions                 273            3                                 11,197                   11,200
Other, net                          347            4                                    (46)           4         (38)
Net income                                                                                        86,230      86,230
                              ---------    ---------    ---------    ---------    ---------    ---------   ---------

Balance at June 30, 1999         45,945    $     460        3,300    $      33    $ 315,899    $ 291,029   $ 607,421
                              =========    =========    =========    =========    =========    =========   =========











              The accompanying notes are an integral part of these
                       consolidated financial statements.

               AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                       Year ended June 30,
                                                                              -----------------------------------
                                                                                1999          1998         1997
                                                                              ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                $  86,230    $  54,422    $  49,666
                                                                              ---------    ---------    ---------
    Adjustments to reconcile net income to net cash provided
      by operating activities:
       Depreciation and amortization                                             66,723       47,475       35,510
       Non-cash portion of merger costs                                            --          2,484         --
       Gain on redemption of preferred stock                                       --         (6,742)        --
       Other                                                                        910         --             44
       Changes in assets and liabilities, net of effects from acquisitions:
          (Increase) decrease in ATM cash                                         3,900       (1,450)       2,450
          Increase in accounts receivable                                       (43,483)     (29,066)     (16,150)
          (Increase) decrease in inventory                                       (1,868)           4        4,220
          Increase in prepaid expenses and other current assets                  (3,768)      (4,995)      (1,875)
          Change in deferred taxes                                               28,667       13,967       17,160
          Increase in other long-term assets                                     (3,494)      (5,521)      (1,376)
          Increase (decrease) in accounts payable                                  (882)       2,605       (7,827)
          Increase (decrease) in accrued compensation and benefits               14,129         (397)      (2,871)
          Decrease in other accrued liabilities                                  (7,011)      (3,563)      (1,697)
          Increase (decrease) in income taxes payable                             3,824       11,281       (3,315)
          Decrease in other long-term liabilities                                (5,835)     (12,462)      (6,345)
          Increase (decrease) in unearned revenue                                    78       (1,349)      (2,696)
                                                                              ---------    ---------    ---------
              Total adjustments                                                  51,890       12,271       15,232
                                                                              ---------    ---------    ---------
              Net cash provided by operating activities                         138,120       66,693       64,898
                                                                              ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of property, equipment and software, net                          (61,141)     (43,800)     (42,978)
    Payments for acquisitions, net of cash acquired                            (231,274)     (69,928)    (115,607)
    Proceeds from divestitures                                                    1,200         --          2,704
    Proceeds from redemption of preferred stock                                    --         12,596         --
    Additions to other intangible assets                                        (11,962)      (9,121)      (2,921)
    Proceeds from note receivable                                                 2,822         --          4,611
    Other, net                                                                     --           (303)        (194)
                                                                              ---------    ---------    ---------
              Net cash used in investing activities                            (300,355)    (110,556)    (154,385)
                                                                              ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of long-term debt                                    206,052      329,926      109,211
    Payments of long-term debt                                                  (93,284)    (240,461)     (29,732)
    Employee stock transactions and related tax benefits                          6,359       10,216        3,803
    Net borrowings (payments) of ATM debt                                        (3,900)       1,450       (2,450)
    Dividends paid                                                                 --           (377)        (717)
    Other, net                                                                     (300)        --           (898)
                                                                              ---------    ---------    ---------
           Net cash provided by financing activities                            114,927      100,754       79,217
                                                                              ---------    ---------    ---------
Net increase (decrease) in cash and cash equivalents                            (47,308)      56,891      (10,270)
Cash and cash equivalents at beginning of year                                   75,888       18,997       29,267
                                                                              ---------    ---------    ---------
Cash and cash equivalents at end of year                                      $  28,580    $  75,888    $  18,997
                                                                              =========    =========    =========



      See supplemental cash flow information in Notes 2, 4, 5, 6, 7 and 8.
                 The accompanying notes are an integral part of
                    these consolidated financial statements.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business and basis of presentation

     Affiliated Computer Services, Inc. (the "Company" or "ACS"), which was incorporated on June 8, 1988, provides a full range of information technology services to the commercial sector and federal government including business process outsourcing, technology outsourcing, and professional services primarily in North America, as well as Central America, South America, Europe and the Middle East.

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

Cash, cash equivalents and ATM cash

     Cash and cash equivalents consist primarily of short-term investments in commercial paper and Eurodollars. Such investments have an initial maturity of three months or less. Included in cash and cash equivalents are $3,563,000 and $350,000 for fiscal 1999 and fiscal 1998, respectively, of restricted cash held on behalf of governmental customers. ATM cash represents cash borrowed under a revolving credit agreement and restricted for use in Company-owned automated teller machines ("ATMs").

Inventory

     Inventories consist primarily of micrographics supplies and equipment, network computer hardware, ATM and computer maintenance parts, and bindery materials which are generally recorded at the lower of cost or market (net realizable value) using the first-in, first-out method.

Property and equipment, net

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

Software

     Costs incurred to develop computer software to be sold as a separate product are capitalized only after technological feasibility has been established. Purchased computer software and internally developed computer software purchased through acquisitions are amortized using the straight-line method over expected useful lives which range from two to five years.

     In accordance with Statement of Position ("SOP") 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use", certain costs related to the development or purchase of internal-use software are capitalized and amortized over the estimated useful life of the software. During fiscal 1999 and 1998, the Company capitalized approximately $7,400,000 and $3,200,000, respectively, in software costs under SOP 98-1.

Goodwill

     Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is amortized using the straight-line method over the expected useful lives which range from ten to forty years. It is the Company's policy to periodically review the net realizable value of its intangible assets, including goodwill, through an assessment of the estimated future cash flows related to such assets. Each business unit to which these intangible assets relate is reviewed to determine whether future cash flows over the remaining estimated useful lives of the assets provide for recovery of the assets. In the event that assets are found to be carried at amounts which are in excess of estimated undiscounted future cash flows, then the intangible assets are adjusted for impairment to a level commensurate with a discounted cash flow analysis of the underlying assets.

Other intangible assets

     Other intangible assets consist primarily of customer contracts, which are recorded at cost and amortized using the straight-line method over the contract terms, which range from two to ten years.

Financial Instruments

     The Company uses derivative financial instruments for the purpose of hedging specific exposures, and holds all derivatives for purposes other than trading. All derivative financial instruments held by the Company reduce the risk of the underlying hedged item, and are designated at inception as hedges with respect to the underlying hedged item. Such instruments to date have been limited to interest rate swap contracts (see Note 12).

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

     Other assets consist primarily of deferred debt costs and a long-term software maintenance agreement. The deferred debt costs are being amortized over the life of the related debt. The software maintenance agreement is being amortized over the five-year term of the related contract.

Revenue recognition

     Information technology processing revenue is recorded as services are performed. Revenue from annual maintenance contracts is deferred and recognized ratably over the maintenance period. Revenues earned in excess of related billings are accrued, whereas billings in excess of revenues earned are deferred until the related services are provided.

     Revenues on time and material contracts are recorded at the contractual rates as the labor hours and direct expenses are incurred. Revenues on cost-based contracts are recorded by applying an estimated factor to costs as incurred, such factor being determined by the contract provisions and prior experience. Revenues on unit-price contracts are recorded at the contractual selling prices of work completed and accepted by the customer. Revenues on equipment and software sales are recorded when the units are delivered. Immediate recognition is made of any anticipated losses.

     Revenues earned from the five largest customers of ACS each year together comprised 19%, 25% and 26% of ACS revenues for the years ended June 30, 1999, 1998 and 1997, respectively. Trade accounts receivable from these customers aggregated $43,742,000 at June 30, 1999 and $67,246,000 at June 30, 1998.

Income taxes

     Deferred income taxes provided in the accompanying financial statements are determined based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which such differences are expected to reverse.

Earnings per common share

     The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share", which requires the presentation of two amounts, basic earnings per share and diluted earnings per share. Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the combination of dilutive common share equivalents and the weighted average number of common shares outstanding during the period. See Note 11 for the computation of earnings per share.

Stock-based compensation

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which establishes accounting and reporting standards for stock-based employee compensation plans. As permitted by the standard, the Company has elected not to adopt the fair value based method of accounting for stock-based employee compensation and will continue to account for such arrangements under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and apply SFAS 123 on a disclosure basis only. Accordingly, adoption of the standard has not affected the Company's results of operations or financial position (see Note 10).

Segment Information

     During the fiscal year ended June 30, 1999, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 prescribes the use of the management approach whereby the Company's reportable segments are established based on the internal reporting that is used by management for making operating decisions and assessing performance. The adoption of SFAS 131 did not affect the results of operations or the financial position of the Company (see Note 16).

2. BUSINESS COMBINATIONS

     During fiscal year 1999, the Company acquired seven information technology services companies, which have been included in the accompanying consolidated statements of income from the respective acquisition dates. The unaudited pro forma condensed consolidated statements of income for the years ended June 30, 1999 and 1998 set forth below present the results of operations of ACS as if the fiscal year 1999 acquisitions had occurred at the beginning of each period and are not necessarily indicative of future results or the actual results that would have been achieved had these acquisitions occurred as of the dates noted above.

Year ended June 30, (in thousands, except per share amounts)
(unaudited)                                                               1999         1998
                                                                       ----------   ----------
Revenues                                                               $1,707,696   $1,440,802
Operating income                                                          168,868      127,255
Income from continuing operations                                          89,058       54,154
Earnings per common share:
     Basic                                                             $     1.81   $     1.13
     Diluted                                                           $     1.70   $     1.10
Shares used in computing earnings per
     common share:
     Basic                                                                 49,109       47,913
     Diluted                                                               55,941       50,801

     From inception through June 30, 1999, the Company has acquired 45 businesses in the information technology services industry under the purchase accounting method. The Company's recent acquisition activity is summarized as follows:

                                                                                    Year ended June 30,
                                                                       --------------------------------------------
                                                                          1999            1998              1997
                                                                       ----------      ----------        ----------
Purchase consideration (in thousands):
     Net cash paid                                                     $  230,269      $   64,918        $   82,607
     Amounts due sellers of acquired businesses                                --              --             2,002
     Stock issued                                                          11,500           1,180            11,270
     Liabilities assumed                                                   39,439          10,140            24,008
     Other                                                                    575             745               560
                                                                       ----------      ----------        ----------
       Fair value of assets acquired
            (including intangibles)                                    $  281,783      $   76,983        $  120,447
                                                                       ==========      ==========        ==========

     In December 1998, ACS purchased 8.7 million shares of the common stock of BRC Holdings, Inc. ("BRC") at a purchase price of $19 per share, representing approximately 63% of the issued and outstanding shares at the time of the purchase. In February 1999, ACS completed the purchase of the remaining 37% of the outstanding shares of BRC. The acquisition was accounted for under the purchase method of accounting with assets acquired of $298,500,000 (including cash and other liquid investments of approximately $101,700,000) and liabilities assumed of $25,000,000, for a net purchase price of $273,500,000.

     In addition to this acquisition, during fiscal year 1999 the Company purchased six other companies under the purchase method of accounting, which have been included in the Company's consolidated financial statements from the effective date of the acquisition. The Company financed a minor portion of the aggregate purchase price of these acquisitions through the issuance of 273,000 shares of unregistered Class A common stock. Also, the Company purchased the remaining 20% ownership in an existing subsidiary.

     In December 1997, ACS acquired ACS Government Solutions Group, Inc. ("ACS GSG"), formerly known as Computer Data Systems, Inc., by exchanging 11.1 million shares of its common stock, excluding unexercised options, for all of the common stock of ACS GSG. Stockholders of ACS GSG received 1.759 shares of ACS Class A common stock for each share of its common stock in the merger, which has been accounted for as a pooling of interests (the "Merger"). All data presented in the accompanying consolidated financial statements has been restated to reflect the Merger.

     In December 1997, the Company acquired 100% of the stock of CARA Corporation, a professional services business. The Company made three other acquisitions during fiscal 1998 which have also been included in the Company's consolidated financial statements from the effective date of the acquisition. The Company financed a portion of the aggregate purchase price for these acquisitions through the issuance of 57,000 shares of unregistered Class A common stock. All of the acquisitions made by the Company, excluding ACS GSG, have been accounted for using the purchase accounting method.

     In addition to these acquisitions, the Company also purchased during fiscal 1998 the remaining 30% ownership in two existing subsidiaries, ACS Technology Solutions, Inc. (formerly known as Technical Directions, Inc.) and ACS Business Process Solutions, Inc. (formerly known as Unibase Technologies, Inc.). The Company financed a portion of the aggregate purchase price for these acquisitions through the issuance of 561,000 shares of unregistered Class A common stock.

     The Company is obligated to make certain contingent payments to former owners based on the achievement of specified profit levels in conjunction with certain of its acquisitions. During fiscal 1999, the Company paid $1,612,000 in contingent consideration related to acquisitions made in prior years. As of June 30, 1999, the maximum aggregate amount of the outstanding contingent obligations is approximately $9,193,000, none of which has been earned to date. Any such payments would result in a corresponding increase in goodwill.

3. ACCOUNTS RECEIVABLE

     The components of accounts receivable are as follows (in thousands):

                                                                    June 30,
                                                             ----------------------
                                                                1999         1998
                                                             ---------    ---------
Amounts billed:
    Commercial sector                                        $ 121,092    $  82,305
    Federal government                                          80,815       56,764
                                                             ---------    ---------
                                                               201,907      139,069

Amounts unbilled:
    Amounts currently billable                                 120,672       98,927
    Excess of actual indirect costs over amounts currently
       billable under cost reimbursable contracts                1,352          989
    Contract retainages not currently billable                     823          378
                                                             ---------    ---------
                                                               122,847      100,294

Total accounts receivable                                      324,754      239,363
Allowance for doubtful accounts                                 (4,633)      (2,840)
                                                             ---------    ---------
                                                             $ 320,121    $ 236,523
                                                             =========    =========

     To the extent not currently billable at June 30, 1999 and 1998, unbilled costs and accrued profits above are billable upon delivery or acceptance of services, upon receipt of contract funding or upon contract completion. Of the above unbilled costs and accrued profits at June 30, 1999, approximately $2,175,000 are not expected to be billed and collected within one year.

4. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                               June 30,
                                                       ----------------------
                                                          1999        1998
                                                       ---------    ---------
Land                                                   $  21,133    $  20,186
Buildings and improvements                                61,254       50,729
Computer equipment and software                          128,093      112,498
Furniture and fixtures                                    73,146       45,107
Construction in progress                                   3,558        4,293
                                                       ---------    ---------
                                                         287,184      232,813
Accumulated depreciation and amortization               (123,944)     (90,096)
                                                       ---------    ---------
                                                       $ 163,240    $ 142,717
                                                       =========    =========

     Pursuant to a data center consolidation plan, the Company closed one of its facilities, located in Dearborn, Michigan, in fiscal year 1998. This facility is held for sale and has a net book value of $6,390,000, which approximates fair value.


5.  SOFTWARE, GOODWILL AND OTHER INTANGIBLES

     Software, goodwill and other intangibles consist of the following (in thousands):

                                                            June 30,
                                                     ----------------------
                                                       1999          1998
                                                     ---------    ---------
Software                                             $  38,104    $  20,976
Goodwill                                               589,087      399,082
Other intangibles                                       67,922       52,487
                                                     ---------    ---------
                                                       695,113      472,545
Accumulated amortization                               (81,841)     (51,289)
                                                     ---------    ---------
                                                     $ 613,272    $ 421,256
                                                     =========    =========

6. LONG-TERM INVESTMENTS

     Long-term investments consist primarily of investments in preferred stock accounted for at cost, as these securities are not considered marketable equity securities, deferred annuity contracts carried at cost plus accrued interest which approximates fair market value and various bonds carried at cost. The preferred stock investments accrue cumulative dividends of approximately 5%. Dividend income recognized from such securities, which is reflected in the consolidated financial statements as a component of other non-operating income, was approximately $110,000 $415,000 and $1,285,000 during fiscal 1999, 1998 and
1997, respectively.

     In September 1997, a customer of the Company redeemed their preferred stock, including accumulated dividends, for $12,694,000 in cash. The redemption resulted in a $6,742,000 gain which is reported as other non-operating income, net in the accompanying consolidated statement of income for the year ended June 30, 1998.

7. NOTES PAYABLE AND LONG-TERM DEBT

     A summary of notes payable and long-term debt follows (in thousands):

                                                                                      June 30,
                                                                              ----------------------
                                                                                1999         1998
                                                                              ---------    ---------
4% convertible subordinated notes due March 2005 ("Notes") (A)                $ 230,000    $ 230,000
Unsecured $200,000 revolving credit agreement ("Credit Facility")
       payable to banks, due in July 2002 (B)                                   115,000         --
Secured $11,000 ATM cash credit agreement ("ATM Cash Facility")
       payable to a bank, due in December 1999 (C)                                4,200        8,100
10% junior subordinated debentures, payable to former shareholders
       of a subsidiary, due January 2000                                            184          184
Other notes payable to individuals and corporations, interest rates
       ranging from 6% to 10%, due through 2002                                   3,969        3,979
Capitalized lease obligations at various interest rates, payable
       through 2002                                                               2,635        3,209
                                                                              ---------    ---------
                                                                                355,988      245,472
Less current portion                                                             (6,882)     (10,624)
                                                                              ---------    ---------
                                                                              $ 349,106    $ 234,848
                                                                              =========    =========




     Maturities of notes payable and long-term debt at June 30, 1999 follows (in thousands):

       Year ending June 30,
       2000                                                   $    6,882
       2001                                                        3,287
       2002                                                      115,727
       2003                                                           92
       2004                                                           --
       Thereafter                                                230,000
                                                              ----------
                                                              $  355,988
                                                              ==========

(A) The Notes are convertible into the Company's Class A common stock at a conversion rate of 23.4432 shares of Class A common stock for each $1,000 principal amount of Notes (equivalent to a conversion price of $42.66 per share of Class A common stock), subject to adjustments in certain events. Interest on the Notes is payable semi-annually on March 15 and September 15 of each year commencing on September 15, 1998. The Notes may be redeemed at the option of the Company on or after March 15, 2002, in whole or in part, at the redemption prices set forth in the Notes.

(B) Interest on the Credit Facility is payable monthly at LIBOR (5.22% at June 30, 1999) plus 0.3% to 0.875%, or the bank's base rate, as elected by the Company. The Credit Facility contains covenants which require that the Company comply with certain negative, affirmative and financial covenants customary in notes of this nature, including but not limited to the maintenance of fixed charge ratios, limitations on acquisitions and minimum net worth requirements. The agreement also has provisions which would permit acceleration of the maturity of the borrowings after the occurrence of certain defined events of default. At June 30, 1999, the Company had outstanding letters of credit of approximately $12,826,000.

(C) Interest on the ATM Cash Facility is due quarterly at prime less 2.35% (5.40% at June 30, 1999), collateralized by cash restricted for use in Company-owned ATMs.

     Cash payments for interest for the years ended June 30, 1999, 1998 and 1997 were $14,636,000, $9,813,000 and $7,045,000, respectively. Interest income was $3,864,000, $2,404,000 and $1,459,000 for the years ended June 30, 1999, 1998 and 1997, respectively.

     The Company's cash custody agreements with two financial institutions provide the Company with up to $52,000,000 of the financial institutions' vault cash for use in Company-owned ATMs. At June 30, 1999, approximately $31,962,000 was in use under the agreements. The cash is owned by the financial institutions and is consequently not recorded on the Company's accompanying balance sheets. The cash custody agreement in the amount of $50,000,000 expires in February 2001 and the cash custody agreement in the amount of $2,000,000 expires in January 2001.

8. INCOME TAXES

     Income tax expense is comprised of the following (in thousands):

                                                    Year ended June 30,
                                                ---------------------------
                                                  1999      1998      1997
                                                -------   -------   -------
Current:
    U.S. Federal                                $27,344   $20,636   $15,817
    Foreign                                       1,039       248        39
    State                                         3,763     2,905     2,985
                                                -------   -------   -------
        Total current expense                    32,146    23,789    18,841
                                                -------   -------   -------
Deferred:
    U.S. Federal                                 23,328    14,001    13,299
    Foreign                                         700      --        --
    State                                         3,133     1,880     1,764
                                                -------   -------   -------
        Total deferred expense                   27,161    15,881    15,063
                                                -------   -------   -------
        Total expense for income taxes          $59,307   $39,670   $33,904
                                                =======   =======   =======

     At June 30, 1999 the Company had available unused domestic net operating loss carryforwards ("NOLs"), net of Internal Revenue Code Section 382 limitations, of approximately $5,949,000, which will expire in years 2002 through 2010. In addition, the Company had foreign NOLs of $97,000, which will expire in year 2005, and $1,558,000 which will not expire or be limited unless a future significant change in stock ownership or business operations occurs.

     The Company's deferred tax assets (liabilities) consist of the following (in thousands):

                                                                           June 30,
                                                                    --------------------
                                                                      1999        1998
                                                                    --------    --------
Deferred tax assets:
   Accrued expenses not yet deductible for tax purposes             $  9,675    $  9,732
   Loss carryforwards                                                  3,019       3,974
   Deferred compensation                                                 374         915
   Stock option compensation expense                                     282         558
   Basis differences in capital assets                                 1,930        --
   Other                                                                --            13
                                                                    --------    --------
       Total deferred tax assets                                      15,280      15,192
                                                                    --------    --------
Deferred tax liabilities:
   Depreciation and amortization                                     (38,714)    (27,346)
   Interest in partnership                                              --        (1,049)
   Annuity interest                                                     (478)       (458)
   Other                                                                (100)       --

       Total deferred tax liabilities                                (39,292)    (28,853)

Deferred tax assets valuation allowance                                 (700)       (232)
                                                                    --------    --------
      Net deferred tax liabilities                                  $(24,712)   $(13,893)
                                                                    ========    ========

     The valuation allowance at June 30, 1999 exists principally due to tax benefits of acquired corporations for which realization of any future benefit is uncertain due to taxable income limitations. The valuation allowance for deferred tax assets increased by $468,000 and decreased by $281,000 during the years ended June 30, 1999 and 1998, respectively. The increase in the current year was due to the identification of certain foreign country NOLs and changes in facts and circumstances with respect to the realization of future tax benefits of certain investments which caused such realizations to be less likely than not.

     Income tax expense varies from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows (in thousands):

                                                     Year ended June 30,
                                                ---------------------------
                                                 1999      1998       1997
                                                -------   -------   -------
Statutory U.S. Federal income tax               $50,938   $32,932   $29,250
Goodwill amortization                             3,443     1,887       864
State income taxes, net                           4,482     3,110     3,130
Merger costs                                       --         912      --
Other                                               444       829       660
                                                -------   -------   -------
Total expense for income taxes                  $59,307   $39,670   $33,904
                                                =======   =======   =======

     Current year undistributed earnings of non-U.S. subsidiaries for which U.S. taxes have not been provided are included in consolidated retained earnings in the amount of $2,908,000 at June 30, 1999. If such earnings were distributed, U.S. income taxes would be partially reduced by available credits for taxes paid to the jurisdictions in which the income was earned.

     Federal and state income tax payments during the years ended June 30, 1999, 1998 and 1997 were approximately $23,854,000, $12,426,000 and $18,534,000, respectively.

9. COMMON STOCK

     The Company's Class B common stock is entitled to ten votes per share. Class B shares are convertible, at the holder's option, into Class A shares, but until converted carry significant transfer restrictions.

     In January 1989, the Company issued warrants to purchase 793,188 additional shares of Class A common stock to a data processing customer. The warrants were exercisable at an aggregate price of $4,700,000 plus $230,000 for each year that elapses after December 31, 1988, plus interest at 10% per annum. The warrants were exercised during fiscal year 1999 by the issuance of 380,000 shares of Class A common stock, representing the net value to the warrant holder.

     On March 20, 1998 the Company completed the sale of a new issue of $230,000,000 aggregate principal amount of Notes due March 15, 2005 (see Note
7). The Notes are convertible into the Company's Class A common stock at a conversion rate of 23.4432 shares of Class A common stock for each $1,000 principal amount of Notes (equivalent to a conversion price of $42.66 per share of Class A common stock), subject to adjustments in certain events, none of which have occurred as of June 30, 1999.

10. EMPLOYEE BENEFIT PLANS

     Under the Company's 1997 Employee Stock Option Plan (the "1997 Plan"), the Company has reserved 3,675,000 shares of Class A common stock for issuance to key employees at exercise prices determined by the Board of Directors. The Company's 1988 Employee Stock Option Plan (the "1988 Plan"), which originally reserved 6,000,000 shares of Class A common stock for issuance, was discontinued for new grants during fiscal 1998 and terminated (except for the exercise of then existing option grants in September 1997) and subsequently, 1,593,231 unissued shares expired. Generally, the options under each plan vest in varying increments over a five year period, expire ten years from the date of grant and are issued at exercise prices no less than 100% of the fair market value of the Company's Class A common stock at the time of the grant. As reported in Note 1, the Company has elected to adopt the disclosure-only provisions of SFAS 123 and will continue to account for stock-based employee compensation plans in accordance with APB 25. As a result, no compensation cost has been recognized in the periods presented for its stock option or employee stock purchase plans.

     The Long-term Incentive Plan approved in 1991 (the "1991 Plan") provides for the granting of options to various employees, officers and directors of ACS GSG. This plan was discontinued for new grants effective with the Merger. All options issued under the 1991 Plan were fully vested as of the Merger date. Exercise prices of options awarded in all years were equal to the market price of the stock on the date of the grant; therefore, no compensation costs have been recognized for awards under this plan.

     Pro forma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if the Company had accounted for its stock-based compensation plans under the fair value method. The fair value of each option grant was estimated at the date of grant using a separate Black-Scholes option pricing model for each Plan. The following weighted average assumptions were used for grants in fiscal 1999, 1998 and 1997: dividend yield of 0% in all years for the 1997 and 1988 Plans and .40% for the 1991 Plan applicable to fiscal 1997; volatility of 33.18% and 30.95% for fiscal 1999 and 1998, respectively, for all plans and 37.6% for the 1988 Plan in fiscal 1997 and 50% for the 1991 Plan in fiscal 1997; risk-free interest rates of 5.07%, 5.64% and 6.42% for 1999, 1998 and 1997, respectively, in the 1997 and 1988 Plans and 6.14% for fiscal 1997 in the 1991 Plan; and weighted average expected option life of 5.5 years for the 1997 and 1988 Plans and 3 years for the 1991 Plan for all years presented. The average fair values of the options granted during fiscal 1999, 1998 and 1997 are estimated at $14.01, $9.48 and $9.47, respectively, for the combined Plans.

     Had compensation cost for the Company's stock-based compensation plans been determined in accordance with SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                                                   Year ended June 30,
                                                                       --------------------------------------------
                                                                         1999              1998             1997
                                                                       ---------        ---------         ---------
Net income:
     As reported                                                       $  86,230        $  54,422         $  49,666
     Pro forma                                                            80,591           50,718            47,803

Basic earnings per common share:
     As reported                                                       $    1.77        $    1.14         $    1.08
     Pro forma                                                              1.65             1.07              1.04

Diluted earnings per common and common equivalent share:
     As reported                                                       $    1.66        $    1.11         $    1.05
     Pro forma                                                              1.57             1.05              1.01

     Option activity for the years ended June 30, 1997, 1998 and 1999 is summarized as follows:

                                                                                                    Option Price
                                                                           Options                    per Share
                                                                           -------                    ---------

Outstanding at June 30, 1996:                                              3,423,359           $    .01   -  $23.13
    Granted                                                                  935,014              12.51   -   26.87
    Exercised                                                               (522,560)               .01   -   12.36
    Canceled                                                                (323,204)              4.97   -   20.62
                                                                         -----------
Outstanding at June 30, 1997:                                              3,512,609                .07   -   26.87
    Granted                                                                1,933,117              17.77   -   32.63
    Exercised                                                               (796,370)               .07   -   17.77
    Canceled                                                                (249,172)              6.40   -   31.88
                                                                         -----------
Outstanding at June 30, 1998:                                              4,400,184                .07   -   32.63

    Granted                                                                1,674,000              23.06   -   41.88
    Exercised                                                               (412,409)               .41   -   17.76
    Canceled                                                                (404,900)              8.00   -   38.50
                                                                         -----------
Outstanding at June 30, 1999                                               5,256,875                .07   -   41.88
                                                                         ===========
Exercisable at June 30, 1999                                                 377,410                .07   -   24.00
                                                                         ===========

     Further information regarding the Company's outstanding and exercisable stock options by exercise price range as of June 30, 1999 is disclosed below:

                                   Options Outstanding                                    Options Exercisable
                         --------------------------------------------                ----------------------------
                                             Weighted
                                              Average       Weighted                                     Weighted
                                             Remaining       Average                                      Average
    Range of               Number           Contractual     Exercise                   Number            Exercise
  Exercise Prices        Outstanding           Life           Price                  Exercisable           Price
------------------       -----------       ----------       ---------                -----------          -------
$  .07  -   .72              101,246           1.13         $     .68                    101,246          $   .68
  6.39  - 11.25              702,255           5.53              9.92                     12,314             6.47
 12.15  - 18.26              937,874           5.71             16.63                    223,850            17.27
 19.63  - 26.88            1,852,500           8.23             22.95                     40,000            24.00
 30.13  - 41.88            1,663,000           9.41             37.28                          -                -
                         -----------                                                  ----------
                           5,256,875           7.66             24.18                    377,410            13.18
                         ===========                                                  ==========

     Under the Company's 1995 Employee Stock Purchase Plan, a maximum of 1,000,000 shares of Class A common stock can be issued to substantially all full-time employees. Through payroll deductions, eligible participants may purchase Company stock at a 15% discount to market value. The stock is purchased by the plan in the open market, and Company contributions for the years ended June 30, 1999, 1998 and 1997, which were charged to additional paid-in capital, were $1,045,000, $395,000 and $205,000, respectively.

     The Company has contributory retirement and savings plans which cover all employees and allow for discretionary matching contributions by the Company as determined by the Company's Board of Directors. Contributions made by the Company to certain plans during the years ended June 30, 1999, 1998 and 1997 were $6,465,000, $2,524,000 and $2,286,000, respectively.

11. EARNINGS PER SHARE

     Basic earnings per share of common stock is computed using the weighted average number of ACS common shares outstanding during the period. Diluted earnings per share is adjusted for the after-tax impact of interest on the 4% convertible debt and reflects the incremental shares available for issue upon the assumed exercise of stock options and conversion of the 4% convertible debt.

     The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

                                                                        Year ended June 30,
                                                                    ---------------------------
                                                                      1999     1998      1997
                                                                    -------   -------   -------
Numerator:
   Numerator for earnings per share (basic) -
     income available to common stockholders                        $86,230   $54,422   $49,666
   Effect of dilutive securities:
     Interest on 4% convertible debt                                  6,149     1,714      --
                                                                    -------   -------   -------
   Numerator for earnings per share assuming dilution -
     income available to common stockholders                        $92,379   $56,136   $49,666
                                                                    -------   -------   -------

Denominator:
   Weighted average shares outstanding (basic)                       48,839    47,599    46,136

   Effect of dilutive securities:
     4% convertible debt                                              5,392     1,528      --
     Stock options                                                    1,341     1,062     1,028
     Warrants and other                                                  96       298       288
                                                                    -------   -------   -------
     Total potential common shares                                    6,829     2,888     1,316
                                                                    -------   -------   -------
Denominator for earnings per share assuming dilution                 55,668    50,487    47,452
                                                                    -------   -------   -------
Earnings per common share (basic)                                   $  1.77   $  1.14   $  1.08
                                                                    =======   =======   =======
Earnings per common share assuming dilution                         $  1.66   $  1.11   $  1.05
                                                                    =======   =======   =======

12. FINANCIAL INSTRUMENTS

     As of June 30, 1999 and 1998, the fair values of the Company's revolving credit balances and other variable-rate debt instruments approximated the related carrying values. The fair values of the Company's fixed-rate debt instruments also approximated the related carrying values, as determined based upon relative changes in the Company's variable borrowing rates, whether the borrowings occurred recently or if the borrowings were repaid after the fiscal year ended. The Company estimated the fair value of the 4% convertible debt as of June 30, 1999 at approximately $308,200,000 based on the trading price on that day.

     In order to manage interest costs and exposure to changing interest rates, the Company holds two interest rate hedges initiated in December 1998, and expiring in December 2001. Each hedge is structured such that the Company pays a fixed rate of interest of 4.54%, and receives a floating rate of interest based on one month LIBOR. The notional amount of the two hedges total $100,000,000 and the fair market value of the two hedges at June 30, 1999 is $3,234,000. The fair value of each interest rate hedge reflects termination cash value.

13. RELATED PARTY TRANSACTIONS

     Effective April 1996, the Company sold ACS Merchant Services, Inc. ("Merchant Services"), a start-up operation of the electronic commerce business line, to a former officer and director of the Company for consideration in the form of a note receivable of $500,000. There was no gain or loss recognized on the sale. Simultaneous with the sale, the Company contributed an additional $1,500,000 and the unpaid balance of an intercompany note due from Merchant Services of approximately $712,000 in exchange for 1,000 shares of Merchant Services' 5% cumulative convertible preferred stock, which is convertible after five years into approximately 55% of the ownership of Merchant Services on a fully diluted basis, with 44% of the voting common stock and 100% of the non-voting common stock. The Company provides guarantees to two banks on Merchant Services' debt up to $9,000,000.

     In December 1997, the Company purchased $100,000 of the preferred stock in DDH Aviation ("DDH"), a start-up corporate airplane brokerage firm, which represents less than 5% ownership. The Company also acts as a guarantor for up to $11,500,000 of DDH's $30,000,000 line of credit in exchange for warrants convertible into 1,500 shares of DDH Class A common stock.

14. COMMITMENTS AND CONTINGENCIES

     The Company has various operating lease agreements for information technology equipment and facilities. A summary of the lease commitments under noncancelable operating leases at June 30, 1999 is as follows (in thousands):

       Year ending June 30,
       2000                                                  $  75,712
       2001                                                     51,556
       2002                                                     23,570
       2003                                                     11,078
       2004                                                      7,093
       Thereafter                                               33,773
                                                             ---------
                                                             $ 202,782
                                                             =========

     Lease expense for information technology equipment and facilities was $78,709,000, $78,712,000 and $61,176,000 for the years ended June 30, 1999, 1998 and 1997, respectively.

     During fiscal 1997 the Texas Supreme Court, in a unanimous decision, overturned a lower court's judgment against the Company for which the Company had previously accrued approximately $6 million. During the third quarter of fiscal 1997, the Company reversed this accrual to other operating expenses.

     On December 16, 1998, a state district court in Houston, Texas entered final judgment against the Company in a lawsuit brought by twenty-one former employees of Gibraltar Savings Association and/or First Texas Savings Association (collectively, "GSA/FTSA"). The GSA/FTSA employees alleged that they were entitled to the value of 401,541 shares of the Company's stock pursuant to options issued to the GSA/FTSA employees in 1988 in connection with a former data processing services agreement between GSA/FTSA and the Company. The judgment against the Company was for approximately $17 million, which includes attorneys' fees and pre-judgment interest, but excludes additional attorneys' fees of approximately $850,000 which could be awarded in the event the plaintiffs are successful upon appeal and final judgment. The Company continues to believe that it has a meritorious defense to all or a substantial portion of the plaintiffs' claims. The Company filed its appeal of the judgment on March 15, 1999 and plans to vigorously pursue the appeal. The plaintiffs also have filed a notice of appeal. Should the proceedings not be favorably resolved on appeal, the Company would be subject to a material charge.

     On February 11, 1999, and on or about April 16, 1999, Caremark, Inc., one of the Company's significant outsourcing clients, filed separate lawsuits in Federal District Court in Illinois alleging that the Company had breached contractual obligations to provide certain information and pricing reductions and a price quote for cost plus pricing to Caremark. Caremark seeks to terminate the contract, which comprised approximately 1.5% of the Company's revenues for the year ended June 30, 1999. Caremark's pleadings also request damages in the millions of dollars, without further specificity. The Company feels that it has complied with all contractual obligations, provided the required information and is not contractually obligated to provide the price reduction alleged by Caremark to be required. On February 25, 1999, the Company filed a lawsuit in County Court in Dallas, Texas against Caremark and its parent, MedPartners, Inc., alleging that Caremark and MedPartners, Inc. have caused significant injury to the Company by trying to manufacture a basis to repudiate this contract and to avoid payment and other obligations. The Company is asking for actual, consequential and punitive damages. Although the Company cannot predict the outcome of either of these lawsuits, if the Company is unsuccessful, the resulting losses could negatively impact the Company's revenues and profitability.

     Government contracts are subject to review and audit by various governmental authorities in the normal course of the Company's business. Cost audits have been completed through fiscal 1996 for a majority of the federal government business operations. In management's opinion, any such reviews and the results of cost audits for subsequent fiscal years will not have a material effect on the Company's financial position or results of operations.

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

15. MERGER EXPENSES AND OTHER CHARGES

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

     During the first quarter of fiscal 1998, the Company recorded a non-recurring charge of $6,040,000 to rent, lease and maintenance expense resulting from a binding commitment to a hardware lessor to terminate a computer lease obligation prior to the expiration of its term in December 1999. The payment to the lessor was made during the fourth quarter of fiscal 1998. This computer was replaced with newer technology which provides better service to the Company's clients.

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

16.  SEGMENT INFORMATION

During fiscal year 1999 the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information", which establishes standards for companies to report information about operating segments, geographic areas and major customers. The adoption of SFAS 131 has no effect on the Company's consolidated financial position, consolidated results of operations or liquidity.

The Company is organized into the commercial and the federal government segments due to the different operating environments, in part caused by the different types of customers, differing economic characteristics and the nature of regulatory environments. Within the commercial segment, the Company provides technology outsourcing, business process outsourcing and professional services to clients in such industries as insurance, utilities, manufacturing, financial institutions, telecommunication, healthcare, retail and transportation. In the federal government segment, the Company provides professional services, business process outsourcing and technology outsourcing to federal agencies.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies (see Note 1). Intersegment sales and transfers are priced as if the sales or transfers were to third parties. However, these amounts during the three years presented were immaterial to the individual segments.

The Company uses earnings before interest and taxes (operating income) to measure segment profit. Segment operating income includes selling, general and administrative expenses directly attributable to that segment. Corporate and Eliminations includes general and administrative services shared by all of the Company's segments such as treasury, legal, corporate accounting, human resources and facilities. Where practical, shared expenses are allocated based on measurable drivers of expense (e.g., human resource costs are allocated on headcount).

The following tables reflect the results of the segments consistent with the Company's management system (in thousands):


                                                              Federal     Corporate &
                                                Commercial   Government  Eliminations (a)   Consolidated
                                                ----------   ----------  ----------------   ------------
FISCAL 1999
Revenue                                         $1,087,210   $  569,681     $  (14,675)      $1,642,216

Operating expenses                                 901,018      515,940            (49)       1,416,909
                                                ----------   ----------     ----------       ----------

EBITDA (b)                                         186,192       53,741        (14,626)         225,307

Depreciation and amortization expense
(excluding goodwill amortization)                   41,830        8,278            951           51,059

Goodwill amortization expense                       13,393        2,271           --             15,664
                                                ----------   ----------     ----------       ----------

Operating income                                $  130,969   $   43,192     $  (15,577)      $  158,584
                                                ==========   ==========     ==========       ==========

Total assets                                    $  920,522   $  264,806     $   38,272       $1,223,600
                                                ==========   ==========     ==========       ==========

Capital expenditures                            $   44,441   $   13,689     $    3,011       $   61,141
                                                ==========   ==========     ==========       ==========

FISCAL 1998

Revenue                                         $  775,621   $  413,784     $     (282)      $1,189,123

Operating expenses (excluding merger
costs) (c)                                         642,475      376,029         11,851        1,030,355

Merger costs                                          --           --           12,974           12,974
                                                ----------   ----------     ----------       ----------

EBITDA (b)                                         133,146       37,755        (25,107)         145,794

Depreciation and amortization expense
(excluding goodwill amortization)                   29,399        6,900            684           36,983

Goodwill amortization expense                        9,153        1,339           --             10,492
                                                ----------   ----------     ----------       ----------

Operating income                                $   94,594   $   29,516     $  (25,791)      $   98,319
                                                ==========   ==========     ==========       ==========

Total assets                                    $  688,795   $  198,506     $   62,497       $  949,798
                                                ==========   ==========     ==========       ==========

Capital expenditures                            $   32,780   $    9,934     $    1,086       $   43,800
                                                ==========   ==========     ==========       ==========

FISCAL 1997

Revenue                                         $  624,245   $  304,392     $      288       $  928,925

Operating expenses                                 510,878      281,291         10,980          803,149
                                                ----------   ----------     ----------       ----------

EBITDA (b)                                         113,367       23,101        (10,692)         125,776

Depreciation and amortization expense
(excluding goodwill amortization)                   23,608        4,207            463           28,278

Goodwill amortization expense                        7,195           37           --              7,232
                                                ----------   ----------     ----------       ----------

Operating income                                $   82,564   $   18,857     $  (11,155)      $   90,266
                                                ==========   ==========     ==========       ==========

Total assets                                    $  574,784   $  184,483     $    2,210       $  761,477
                                                ==========   ==========     ==========       ==========

Capital expenditures                            $   34,856   $    4,736     $    3,386       $   42,978
                                                ==========   ==========     ==========       ==========

(a) Included in revenue and operating expense are elimination entries related to the sale of information technology services and computer hardware from the commercial segment to the federal government segment.

(b) EBITDA consists of earnings before interest income, interest expense, other non-operating income and expense, income taxes, depreciation and amortization. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as an alternative to net income as an indicator of a company's performance or to cash flows from operating activities as a measure of liquidity.

(c) Operating expenses during fiscal 1998 in the commercial segment includes a non-recurring charge of $6 million resulting from a binding commitment to a hardware lessor to terminate a computer lease obligation prior to the expiration of the term.

The following reconciles consolidated operating income to the Company's pretax profit (in thousands):


                                                        Year ended June 30,
                                                -----------------------------------
                                                  1999          1998         1997
                                                ---------    ---------    ---------
Consolidated operating income                   $ 158,584    $  98,319    $  90,266


Interest expense                                  (17,594)     (12,059)      (7,121)

Other non-operating income, net                     4,547        7,832          425
                                                ---------    ---------    ---------

Consolidated pretax profit                      $ 145,537    $  94,092    $  83,570
                                                ---------    ---------    ---------



The Company derives a substantial majority of its revenue from companies headquartered in the United States. In fiscal 1997, the Company had one customer which accounted for 11% of the Company's consolidated revenue. In fiscal 1998 and fiscal 1999, no single customer exceeded 10% of the Company's revenue.



17.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
     (in thousands, except per share amounts)

                                                                 Quarter ended
                            ----------------------------------------------------------------------------------------
                                            Fiscal 1999                                Fiscal 1998
                            ------------------------------------------  --------------------------------------------
                            June 30,    Mar. 31,   Dec. 31,  Sept. 30,  June 30,   Mar. 31,   Dec. 31,     Sept. 30,
                              1999       1999       1998       1998       1998       1998       1997          1997
                            --------   --------   --------   ---------  --------   --------   --------     ---------
Revenues                    $451,342   $435,884   $391,634   $363,356   $333,949   $304,945   $285,235      $264,994

Operating income              44,665     41,009     37,914     34,996     33,601     31,333     14,480        18,905

Net income                    24,171     22,425     20,639     18,995     18,520     16,850      5,602        13,450

Earnings per common share
  (basic)                   $    .49   $    .46   $    .42   $    .39   $    .38   $    .35   $    .12 (a)  $    .29

Weighted average shares
  outstanding                 49,217     49,161     48,741     48,269     48,221     47,858     47,383        46,947

Earnings per common share
  assuming dilution         $    .46   $    .43   $    .40   $    .37   $    .36   $    .34   $    .12 (a)  $    .28

Weighted average shares
  outstanding assuming
  dilution                    56,027     56,047     55,416     55,225     55,184     50,011     48,584        48,247


(a) Includes merger costs associated with the Merger of approximately $.18 per share.