Form 10-K405, Exhibit 13
period 2000-06-30
AFFILIATED COMPUTER SERVICES INC
filed 2000-09-28
CIK 2135

                                                                   EXHIBIT 13.1


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


GENERAL

     We derive our revenues from delivering information technology services, including technology outsourcing, business process outsourcing and systems integration services, to the commercial sector and to the federal government. A substantial portion of our revenues is derived from recurring monthly charges to our customers under service contracts with initial terms that vary from one to ten years. For the year ended June 30, 2000, approximately 88% of our revenues were recurring. We define recurring revenues as revenues derived from services that are used by our customers each year in connection with their ongoing businesses, and accordingly exclude conversion and deconversion fees, software license fees, short-term contract programming engagements, product installation fees and hardware sales. Since the inception of our company through June 30, 2000, we have purchased 48 information technology services companies, resulting in geographic expansion, growth and diversification of our customer base, expansion of services offered and increased economies of scale. Approximately half of the increase in revenues since June 30, 1994 has been attributable to these acquisitions.

FORWARD-LOOKING STATEMENTS

     Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts included in this MD&A regarding our financial position, business strategy and plans and objectives of our management for future operations, are forward-looking statements including statements regarding our Year 2000 exposure. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside of our control, that could cause actual results to materially differ from such statements. While we believe that the assumptions concerning future events are reasonable, we caution that there are inherent difficulties in predicting certain important factors, especially the timing and magnitude of technological advances; the performance of recently acquired businesses; the prospects for future acquisitions; the possibility that a current customer could be acquired or otherwise affected by a future event that would diminish its information technology requirements; the competition in the information technology industry and the impact of such competition on pricing, revenues and margins; the degree to which business entities continue to outsource information technology and business processes; uncertainties surrounding budget reductions or changes in funding priorities for existing federal, state or local government programs; and the cost of attracting and retaining highly skilled personnel.

SIGNIFICANT DEVELOPMENTS

     In fiscal year 2000, we assessed our operations in light of the current and future market conditions and concluded that certain operations were no longer strategic to our long-term goal of providing information technology and business process outsourcing services. As a result, in May 2000 we entered into a formal plan to divest certain non-strategic units consisting primarily of our ATM processing business and our commercial staffing business. These business units, along with other smaller divested business units, accounted for approximately 15% of our fiscal year 2000 consolidated revenues. In June 2000, we sold the ATM processing business for cash proceeds of approximately $179.8 million. The proceeds from this transaction were received in July 2000. In June 2000, we also completed the sale of two small professional services and systems integration businesses resulting in cash proceeds of approximately $0.8 million. As a result of these divestiture transactions, we recorded a net pretax gain of $85.8 million during the fourth quarter of fiscal 2000. The cash proceeds from these divestitures will be used to pay down amounts outstanding under our existing credit facility.

     During the fourth quarter of fiscal year 2000, we initiated a formal plan to divest of the commercial staffing business. As a result of initiating this plan, we recorded a $43.9 million pretax impairment charge for goodwill associated with this business and the net assets were reclassified into the balance sheet caption

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


"Net Assets Held for Sale". Subsequently, the sale of the staffing business was completed in August 2000 for proceeds of $46.0 million. Also during the fourth quarter of fiscal 2000, we initiated plans to divest two other small business units with expected cash proceeds of approximately $1.3 million. At June 30, 2000 we recorded a $4.4 million pretax impairment charge for software and other intangibles associated with these businesses. The net assets were reclassified into the balance sheet caption "Net Assets Held for Sale".

     During the fourth quarter of fiscal 2000, we recorded other non-recurring pretax charges of approximately $23.7 million related to the impairment of certain other intangibles, primarily customer contracts, charges associated with loss contracts, a contractual dispute with a client, non-recurring litigation and severance.

     During fiscal year 2000, we acquired three companies, two serving our commercial markets and one serving the federal government market. All of these acquisition transactions expanded our existing market expertise. Also during fiscal year 2000, we signed $232 million of annual recurring new business, which was a company record, and included contract signings with Advantica Restaurant Group (Denny's Restaurants), Ginnie Mae, Motorola and Aetna.

RESULTS OF OPERATIONS

     The following table sets forth certain items from our Consolidated Statements of Income expressed as a percentage of revenues and includes the non-recurring charges mentioned above in "Significant Developments":

                                              Percentage of Revenues
                                                Year ended June 30,
                                       ---------------------------------
                                       2000            1999         1998
                                       -----          -----        -----
Revenues                               100.0%         100.0%       100.0%
                                       -----          -----        -----
Operating expenses:
    Wages and benefits                  43.5           43.5         42.4
    Services and supplies               31.0           30.5         30.6
    Rent, lease and maintenance         10.5           11.1         12.6
    Depreciation and amortization        4.3            4.0          4.0
    Impairment charges                   2.9             --           --
    Merger costs                          --             --          1.1
    Other operating expenses             1.5            1.2          1.0
                                       -----          -----        -----
Total operating expenses                93.7           90.3         91.7
                                       -----          -----        -----
Operating income                         6.3            9.7          8.3

Interest expense                         1.2            1.1          1.0
Net gain from divestitures              (4.4)            --           --
Other non-operating income, net         (0.5)          (0.3)        (0.6)
                                       -----          -----        -----
Pretax profit                           10.0            8.9          7.9
Income tax expense                       4.4            3.6          3.3
                                       -----          -----        -----
Net income                               5.6%           5.3%         4.6%
                                       =====          =====        =====

COMPARISON OF FISCAL 2000 TO FISCAL 1999

     Revenues increased $320.3 million, or 20%, for the fiscal year 2000 to $1.96 billion from $1.64 billion for fiscal year 1999. Of the 20% increase in revenue, approximately 10% was from internal growth and 10% from acquisitions. Revenues from our commercial segment increased $253.3 million, or 23%, over fiscal 1999 primarily due to acquisitions and new business process outsourcing and technology outsourcing contracts with customers in the insurance, retail, healthcare and financial services industries. Revenues from our federal government segment increased $67.1 million, or 12%, over fiscal 1999 due

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


primarily to increased requirements under the Department of Education's contract, new task orders under civilian agency contracts and the Intellisource acquisition.

     Fiscal year 2000 results of operations include several non-recurring pretax charges totaling $72.0 million and a non-operating net pretax gain from divestitures of $85.8 million that are discussed above in "Significant Developments" and for purposes of the following discussion have been excluded. The net effect of these non-recurring transactions increased our basic and diluted earnings per share by approximately $0.02 for fiscal year 2000.

     Total operating expenses increased $283.5 million, or 19%, to $1.77 billion for fiscal 2000 as compared to fiscal 1999, due to our increase in revenues. As a percentage of revenue, operating expenses decreased slightly to 90.0% from 90.3% in fiscal 1999 as a result of expansion through internal growth and acquisitions in our business process outsourcing service lines. Service and supplies as a percentage of revenue increased from 30.5% in fiscal 1999 to 30.8% in fiscal 2000 due to a higher component of subcontractor cost on the Department of Education contract and increased ATM transactions. Rent, lease and maintenance expense decreased as a percentage of revenue to 10.5% in fiscal 2000 from 11.1% in fiscal 1999 due to current year acquisitions having a lower component of rent, lease and maintenance expense. Depreciation and amortization increased as a percentage of revenue to 4.3% in fiscal 2000 compared to 4.0% in fiscal 1999 primarily due to the amortization of current year acquisition costs.

     Operating income increased $36.8 million, or 23%, for fiscal 2000 as compared to fiscal 1999.

     Interest expense increased $6.4 million to $24.0 million in fiscal 2000, compared to $17.6 million in fiscal 1999, primarily due to an increase in interest rates and additional debt incurred for acquisitions.

     Other non-operating income for fiscal 2000 includes the recognition of a $3.0 million gain on the collection of a fully reserved note receivable from the sale of a business unit in fiscal 1999 and the recognition of a $1.8 million net gain on the sale of a minority investment.

     Excluding the non-recurring transactions discussed in "Significant Developments", the effective tax rate for fiscal 2000 was approximately 40.3% and exceeded the federal statutory rate of 35% due primarily to the amortization of certain acquisition-related costs that are non-deductible for tax purposes, plus the net effect of state income taxes.

COMPARISON OF FISCAL 1999 TO FISCAL 1998

     Revenues increased $453.1 million, or 38%, to $1.64 billion for fiscal year 1999. Revenues from acquisitions contributed $227.1 million while revenues from internally generated sales contributed $226.0 million to the overall increase. Revenues from our commercial segment increased $302.0 million, or 38%, over fiscal 1998 due to acquisitions and due to new contract signings with customers in the transportation and financial services industries. Revenues from our federal government segment increased $151.1 million, or 38%, over fiscal 1998 due to increased requirements under the Department of Education and Veterans Affairs contracts, new task orders under civilian agency contracts, the full year effect of the U.S. Senate contract signed in the third quarter of fiscal 1998 and the acquisition of Betac International Corporation in July 1998.

     During fiscal 1998, we recorded a non-recurring pretax charge of $6.0 million to rent, lease and maintenance expense resulting from a binding commitment to a hardware lessor to terminate a computer lease obligation prior to the expiration of its term. Also during fiscal 1998 we recorded a non-recurring charge of $13.0 million ($8.9 million, net of tax) related to specific and identifiable costs associated with the Government Solutions merger in December 1997. Excluding these non-recurring charges, total operating expense increased $411.8 million, or 38%, to $1.48 billion for fiscal 1999, as a result of our increase in revenues, and as a percentage of revenue increased slightly from 90.1% in fiscal 1998 to 90.3%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


in fiscal 1999. Wages and benefits expense, as a percentage of revenue, increased slightly from 42.4% in fiscal 1998 to 43.5% in fiscal 1999 as a result of our current year acquisitions having a higher component of labor. Excluding the $6.0 million non-recurring charge to rent, lease and maintenance expense in fiscal 1998, rent, lease and maintenance expense decreased from 12.1% to 11.1% in fiscal 1999 as a result of realizing economies of scale from the Government Solutions merger, specifically in personnel costs, telecommunications and software expense, and growth in our professional services which contains a smaller component of rent, lease and maintenance expense. Other operating expense as a percentage of revenue increased from 1.0% in fiscal 1998 to 1.2% in fiscal 1999 primarily as a result of non-recurring items including an anticipated legal settlement in connection with a fiscal 1996 acquisition and the costs associated with a secondary equity offering that was canceled in the fourth quarter of fiscal 1999.

     Excluding the non-recurring merger and lease termination charges mentioned previously, operating income for fiscal 1999 increased $41.3 million, or 35%, to $158.6 million. Interest expense increased $5.5 million, or 45%, to $17.6 million in fiscal 1999 as a result of a full year effect of the March 1998 issuance of $230 million of 4% Convertible Subordinated Notes due March 15, 2005 (see Note 8 to our Consolidated Financial Statements). Other non-operating income for fiscal 1998 includes the recognition of a $6.7 million gain upon redemption of an investment in a customer's preferred stock. Excluding this non-recurring gain, other non-operating income increased $3.4 million to $4.5 million in fiscal 1999 primarily due to higher investment income and the reduction of minority interest expense as a result of acquiring the remaining equity interest in three of our subsidiaries. Our effective tax rate decreased to approximately 41% for fiscal 1999 due in part to certain non-deductible merger costs in fiscal 1998 and exceeds the federal statutory rate of 35% due primarily to the amortization of certain acquisition-related costs that are non-deductible for tax purposes, and due to the net effect of state income taxes.

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 2000, we had cash and cash equivalents totaling $44.5 million compared to $28.6 million at June 30, 1999. Included in the cash balances at June 30, 2000 and 1999 are $22.3 million and $3.6 million, respectively, of restricted cash held on behalf of governmental customers. Working capital increased to $413.6 million at June 30, 2000 from $194.2 million at June 30, 1999 due primarily to the $180.3 million receivable from divestitures, which was received in July 2000 and the reclassification of the net assets of businesses held for sale of $43.4 million (see Note 2 to our Consolidated Financial Statements).

     Net cash provided by operating activities for fiscal 2000 increased to $154.3 million as compared with $138.1 million in fiscal 1999 due primarily to the increase in net income from the prior year. Net cash flow used in investing activities increased by $15.4 million in fiscal 2000 compared to fiscal 1999 primarily due to payments for investments of $12.6 million. Net cash provided by financing activities in fiscal 2000 was $177.5 million as compared to $114.9 million in fiscal 1999, and increased due to funds borrowed for fiscal year 2000 acquisitions.

     Net cash provided by operating activities increased significantly from $66.7 million for fiscal 1998 to $138.1 million for fiscal 1999 due primarily to increased earnings and the fact that cash flow from operations in fiscal 1998 was negatively impacted by approximately $14.3 million as a result of costs incurred with the Government Solutions merger and commercial data center consolidations. Net cash used in investing activities increased from $110.6 million in fiscal 1998 to $300.4 million in fiscal 1999 due primarily to the seven acquisitions completed during fiscal 1999. Also, in fiscal 1998 we received $12.6 million in proceeds from the redemption of a preferred stock investment. Net cash from financing activities increased by $14.2 million from fiscal 1998 to fiscal 1999 due primarily to an increase in borrowings under our revolving line of credit.

     In May 2000, we entered into a new $450.0 million credit facility agreement, which matures on December 31, 2004. With this $450.0 million credit facility and after considering outstanding letters of

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


credit, we had approximately $147.5 million available for use under the credit facility at June 30, 2000. After using the proceeds received from the divestitures (see "Significant Developments" above and Note 2 to our Consolidated Financial Statements) to pay down debt, we will have approximately $328.1 million available for use under the credit facility.

     Management believes that available cash and cash equivalents, together with cash generated from operations and available borrowings under our credit facility, will provide adequate funds for our anticipated internal growth needs, including working capital expenditures. Our management also believes that cash provided by operations will be sufficient to satisfy all existing debt obligations as they become due. However, we intend to continue our growth through acquisitions and from time to time to engage in discussions with potential acquisition candidates, which could require significant commitments of capital. In order to pursue such opportunities, we may be required to incur debt or to issue additional potentially dilutive securities in the future. No assurance can be given as to our future acquisition and expansion opportunities and how such opportunities will be financed.

YEAR 2000

     We have not experienced any significant malfunctions or errors in our operating or business systems as a result of the date change from 1999 to 2000. Based on operations since January 1, 2000, we do not expect any significant impact to ongoing business as a result of the "Year 2000 issue". However, it is possible that the full impact of the date change, which was of concern due to computer programs that use two digits instead of four digits to define years, has not been fully recognized. For example, it is possible that Year 2000 or similar issues may occur with billing, payroll, financial closings at month, quarterly or year end. We believe that any such problems are likely to be minor and correctable. In addition, we could still be negatively affected if our customers or suppliers are adversely affected by the Year 2000 or similar issues. We currently are not aware of any significant Year 2000 or similar problems that have arisen for our customers and suppliers.

     Only an immaterial amount of our revenues were earned from providing Year 2000 services; however as a result of our customers preparing for Year 2000, we believe a number of large outsourcing contract awards were delayed during calendar year 1999. This delay had a negative impact on our internal revenue growth for fiscal 2000, but is not expected to continue to impact us in fiscal 2001 and thereafter.

NEW ACCOUNTING STANDARDS

     In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation", an interpretation of APB Opinion No. 25. This interpretation clarifies the definition of employee for purposes of applying APB No. 25, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award and the accounting for an exchange of stock compensation awards in a business combination. This interpretation is generally effective July 1, 2000. We apply the provisions of APB Opinion 25 in accounting for our stock-based compensation and will apply the guidance in Interpretation No. 44 following its effective date. We do not believe the application of this interpretation will have a material impact on our future earnings and financial position.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements". SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements and requires adoption no later than the fourth quarter of fiscal 2001. We do not believe the adoption of SAB 101 will have a material impact on our future earnings and financial position.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


     In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of the FASB Statement No. 133". SFAS 137 defers the effective date of SFAS 133, "Accounting for Derivatives and Hedging Activities" to fiscal years beginning after June 15, 2000. We do not believe the adoption of SFAS 133 will have a material impact on our future earnings and financial position.

     In April 1998, Statement of Position 98-5, "Reporting on the Costs of Start-up Activities", was issued. This SOP provides guidance on the financial reporting of start-up and organization costs and requires that these costs be expensed as incurred. The provisions of SOP 98-5 are effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of SOP 98-5 has not had a material impact on our financial statements. We adopted the provisions of this SOP on July 1, 1999.

DERIVATIVE FINANCIAL INSTRUMENTS

     We have fixed rate and variable rate debt instruments. Our variable rate debt instruments are subject to market risk from changes in interest rates. In order to manage this risk, we have entered into interest rate hedges. We do not hold or issue derivative financial instruments for trading purposes and are not a party to any leveraged derivative transactions. Sensitivity analysis is one technique used to measure the impact of changes in the interest rates on the value of market-risk sensitive financial instruments. A hypothetical 10% movement in interest rates would not have a material impact on our future earnings, fair value or cash flows. For more information on the interest rate hedges see Note 13 to our Consolidated Financial Statements.

               AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)


                                                                                 June 30,
                                                                        --------------------------
                                                                            2000           1999
                                                                        -----------    -----------
                                ASSETS

Current assets:
     Cash and cash equivalents                                          $    44,521    $    28,580
     ATM cash                                                                    --          4,200
     Accounts receivable, net                                               399,853        320,121
     Receivable from divestitures                                           180,335             --
     Inventory                                                                7,324         13,778
     Prepaid expenses and other current assets                               71,290         41,473
     Net assets held for sale                                                43,362             --
     Deferred taxes                                                          25,189          7,795
                                                                        -----------    -----------
         Total current assets                                               771,874        415,947

Property and equipment, net                                                 176,490        163,240
Goodwill, software and other intangibles, net                               667,807        613,272
Long-term investments and other assets                                       40,275         31,141
                                                                        -----------    -----------

         Total assets                                                   $ 1,656,446    $ 1,223,600
                                                                        ===========    ===========

                LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                                   $    47,901    $    36,723
     Accrued compensation and benefits                                       69,208         63,121
     Other accrued liabilities                                              156,720         89,747
     Income taxes payable                                                    60,671          9,861
     Current portion of long-term debt                                        2,877          6,882
     Current portion of unearned revenue                                     20,865         15,387
                                                                        -----------    -----------
         Total current liabilities                                          358,242        221,721

Convertible notes due 2005                                                  230,000        230,000
Long-term debt                                                              295,619        119,106
Deferred taxes                                                               35,316         32,507
Other long-term liabilities                                                  25,892         12,845
                                                                        -----------    -----------
         Total liabilities                                                  945,069        616,179
                                                                        -----------    -----------

Commitments and contingencies

Stockholders' equity:
      Class A common stock, $.01 par value, 500,000 shares authorized,
         46,281 and 45,945 shares outstanding,  respectively                    463            460
      Class B common stock, $.01 par value, 14,000 shares authorized,
         3,300 shares outstanding                                                33             33
      Additional paid-in capital                                            321,525        316,202
      Retained earnings                                                     400,200        291,029
      Treasury stock, at cost (246 and 8 shares, respectively)              (10,844)          (303)
                                                                        -----------    -----------
         Total stockholders' equity                                         711,377        607,421
                                                                        -----------    -----------

         Total liabilities and stockholders' equity                     $ 1,656,446    $ 1,223,600
                                                                        ===========    ===========


        The accompanying notes are an integral part of these consolidated financial statements.

               AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                    (in thousands, except per share amounts)


                                                                Year ended June 30,
                                                      -----------------------------------------
                                                          2000           1999           1998
                                                      -----------    -----------    -----------
Revenues                                              $ 1,962,542    $ 1,642,216    $ 1,189,123

Operating expenses:
    Wages and benefits                                    854,162        713,984        504,284
    Services and supplies                                 608,401        500,631        364,285
    Rent, lease and maintenance                           206,330        183,116        150,253
    Depreciation and amortization                          84,752         66,723         47,475
    Merger costs                                               --             --         12,974
    Impairment charges                                     56,571             --             --
    Other operating expenses                               28,918         19,178         11,533
                                                      -----------    -----------    -----------
       Total operating expenses                         1,839,134      1,483,632      1,090,804
                                                      -----------    -----------    -----------
    Operating income                                      123,408        158,584         98,319

Interest expense                                           23,979         17,594         12,059
Net gain on divestitures                                  (85,846)            --             --
Other non-operating income, net                            (9,995)        (4,547)        (7,832)
                                                      -----------    -----------    -----------
    Pretax profit                                         195,270        145,537         94,092

Income tax expense                                         85,958         59,307         39,670
                                                      -----------    -----------    -----------

    Net income                                        $   109,312    $    86,230    $    54,422
                                                      ===========    ===========    ===========

Earnings per common share:
    Basic                                             $      2.22    $      1.77    $      1.14
                                                      ===========    ===========    ===========

    Diluted                                           $      2.07    $      1.66    $      1.11
                                                      ===========    ===========    ===========

Shares used in computing earnings per common share:
    Basic                                                  49,244         48,839         47,599
    Diluted                                                55,806         55,668         50,487


        The accompanying notes are an integral part of these consolidated financial statements.

               AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (in thousands)


                                         Common Stock
                                -------------------------------
                                   Class A         Class B        Additional                Treasury Stock
                                --------------  ---------------    Paid-in     Retained    -----------------
                                Shares  Amount  Shares   Amount    Capital     Earnings    Shares    Amount       Total
                                ------  ------  ------   ------   ----------   ---------   ------   --------    ---------
Balance at June 30, 1997        40,508   $405    6,406    $ 64    $ 275,922    $ 151,090      --          --    $ 427,481
Conversion of shares             3,106     31   (3,106)    (31)          --           --      --          --           --
Employee stock transactions
  net of related tax benefits      706      7       --      --       10,556         (340)     --          --       10,223
Stock issued in connection
  with acquisitions                618      6       --      --       11,917           --      --          --       11,923
Cash dividends                      --     --       --      --           --         (377)     --          --         (377)
Other, net                          --     --       --      --           (2)          --      --          --           (2)
Net income                          --     --       --      --           --       54,422      --          --       54,422
                                ------   ----   ------    ----    ---------    ---------    ----    --------    ---------

Balance at June 30, 1998        44,938    449    3,300      33      298,393      204,795      --          --      503,670
Employee stock transactions
  net of related tax benefits      387      4       --      --        6,658           --      (8)       (303)       6,359
Stock issued in connection
  with an acquisition              273      3       --      --       11,197           --      --          --       11,200
Other, net                         347      4       --      --          (46)           4      --          --          (38)
Net income                          --     --       --      --           --       86,230      --          --       86,230
                                ------   ----   ------    ----    ---------    ---------    ----    --------    ---------

Balance at June 30, 1999        45,945    460    3,300      33      316,202      291,029      (8)       (303)     607,421

Employee stock transactions
  net of related tax benefits      332      3       --      --        5,157           --      38       1,576        6,736
Stock purchased in connection
  with an acquisition               --     --       --      --           --           --    (273)    (12,020)     (12,020)
Purchase of treasury shares         --     --       --      --           (2)          --      (3)        (97)         (99)
Other, net                           4     --       --      --          168         (141)     --          --           27
Net income                          --     --       --      --           --      109,312      --          --      109,312
                                ------   ----   ------    ----    ---------    ---------    ----    --------    ---------

Balance at June 30, 2000        46,281   $463    3,300    $ 33    $ 321,525    $ 400,200    (246)   $(10,844)   $ 711,377
                                ======   ====   ======    ====    =========    =========    ====    ========    =========


        The accompanying notes are an integral part of these consolidated financial statements.

               AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                      Year ended June 30,
                                                                               -----------------------------------
                                                                                 2000         1999         1998
                                                                               ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                  $ 109,312    $  86,230    $  54,422
                                                                               ---------    ---------    ---------
   Adjustments to reconcile net income to net cash provided
     by operating activities:
        Depreciation and amortization                                             84,752       66,723       47,475
        Impairment charges                                                        56,571           --           --
        Net gain on divestitures                                                 (85,846)          --           --
        Gain on collection of note receivable                                     (3,000)          --           --
        Gain on sale of investment                                                (1,892)          --       (6,742)
        Non-cash portion of merger costs                                              --           --        2,484
        Other                                                                     (1,483)         910           --
        Changes in assets and liabilities, net of effects from acquisitions:
           (Increase) decrease in ATM cash                                           100        3,900       (1,450)
           Increase in accounts receivable                                       (49,436)     (43,483)     (29,066)
           (Increase) decrease in inventory                                            3       (1,868)           4
           Increase in prepaid expenses and other current assets                 (28,747)      (3,768)      (4,995)
           Change in deferred taxes                                              (14,612)      28,667       13,967
           Increase in other long-term assets                                       (418)      (3,494)      (5,521)
           Increase (decrease) in accounts payable                                 9,929         (882)       2,605
           Increase (decrease) in accrued compensation and benefits               (4,018)      14,129         (397)
           Increase (decrease) in other accrued liabilities                       22,565       (7,011)      (3,563)
           Increase in income taxes payable                                       59,421        3,824       11,281
           Decrease in other long-term liabilities                                   (54)      (5,835)     (12,462)
           Increase (decrease) in unearned revenue                                 1,119           78       (1,349)
                                                                               ---------    ---------    ---------
              Total adjustments                                                   44,954       51,890       12,271
                                                                               ---------    ---------    ---------
              Net cash provided by operating activities                          154,266      138,120       66,693
                                                                               ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property, equipment and software, net                            (71,548)     (61,141)     (43,800)
   Additions to other intangible assets                                           (9,100)     (11,962)      (9,121)
   Payments for acquisitions, net of cash acquired                              (232,888)    (231,274)     (69,928)
   Proceeds from divestitures, net of transaction costs                               99        1,200           --
   Payment for investments                                                       (12,620)          --           --
   Proceeds from sale of investments                                               2,731           --       12,596
   Additions to notes receivable                                                  (2,038)          --           --
   Proceeds from note receivable                                                   9,586        2,822           --
   Other, net                                                                         --           --         (303)
                                                                               ---------    ---------    ---------
              Net cash used in investing activities                             (315,778)    (300,355)    (110,556)
                                                                               ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of long-term debt, net                                 657,040      206,052      329,926
   Payments of long-term debt                                                   (485,116)     (93,284)    (240,461)
   Employee stock transactions and related tax benefits                            6,742        6,359       10,216
   Net borrowings (payments) of ATM debt                                            (100)      (3,900)       1,450
   Dividends paid                                                                     --           --         (377)
   Other, net                                                                     (1,113)        (300)          --
                                                                               ---------    ---------    ---------
              Net cash provided by financing activities                          177,453      114,927      100,754
                                                                               ---------    ---------    ---------
   Net increase (decrease) in cash and cash equivalents                           15,941      (47,308)      56,891
   Cash and cash equivalents at beginning of year                                 28,580       75,888       18,997
                                                                               ---------    ---------    ---------
   Cash and cash equivalents at end of year                                    $  44,521    $  28,580    $  75,888
                                                                               =========    =========    =========


      See supplemental cash flow information in Notes 3, 5, 6, 7, 8 and 9.
       The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business and basis of presentation

     We were incorporated on June 8, 1988 and provide a full range of information technology services to the commercial sector and federal government including business process outsourcing, technology outsourcing and systems integration services primarily in North America, as well as Central America, South America, Europe, Africa and the Middle East.

     The consolidated financial statements are comprised of our accounts and our majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Our fiscal year ends on June
30. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and cash equivalents

     Cash and cash equivalents consist primarily of short-term investments in commercial paper. Such investments have an initial maturity of three months or less. Included in cash and cash equivalents are $22,283,000 and $3,563,000 for fiscal 2000 and fiscal 1999, respectively, of restricted cash held on behalf of governmental customers. ATM cash represents cash borrowed under a revolving credit agreement and restricted for use in owned automated teller machines ("ATMs") prior to their divestiture (see Note 2).

Inventory

     Inventories consist primarily of micrographics supplies and equipment, network computer hardware, computer maintenance parts and bindery materials which are generally recorded at the lower of cost or market (net realizable value) using the first-in, first-out method.

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

Software

     Costs incurred to develop computer software to be sold as a separate product are capitalized only after technological feasibility has been established. Purchased computer software and internally developed computer software purchased through acquisitions are amortized using the straight-line method over expected useful lives which range from two to five years. Amortization of computer software was $9,930,000, $5,094,000 and $2,828,000 in fiscal 2000, 1999 and 1998, respectively.

     In accordance with Statement of Position ("SOP") 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use", certain costs related to the development or purchase of internal-use software are capitalized and amortized over the estimated useful life of the software. During fiscal 2000 and 1999, we capitalized approximately $1,179,000 and $7,361,000, respectively, in software costs under SOP 98-1, which are being amortized over a three-year life.

Goodwill

     Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is amortized using the straight-line method over the expected useful lives which range from ten to forty years. It is our policy to periodically review the net realizable value of our intangible assets, including goodwill, through an assessment of the estimated future cash flows related to such assets. Each business unit to which these intangible assets relate is reviewed to determine whether future cash flows over the remaining estimated useful lives of the long-lived assets provide for recovery of the carrying value of the assets. In the event that assets are found to be carried at amounts which are in excess of estimated undiscounted future cash flows, then the intangible assets are adjusted for impairment to a level commensurate with a discounted cash flow analysis of the underlying assets.

Other intangible assets

     Other intangible assets consist primarily of customer contracts, which are recorded at cost and amortized using the straight-line method over the contract terms, which range from three to ten years.

Financial Instruments

     We use derivative financial instruments for the purpose of hedging specific exposures, and hold all derivatives for purposes other than trading. All derivative financial instruments held reduce the risk of the underlying hedged item, and are designated at inception as hedges with respect to the underlying hedged item. Such instruments to date have been limited to interest rate swap contracts (see Note 13).

Long-term investments and other assets

     Long-term investments consist primarily of equity investments and are accounted for using either the cost or the equity method, as appropriate. Deferred annuity contracts included in long-term investments are carried at cost plus accrued interest, which approximates fair market value. It is our policy to periodically review the net realizable value of our long-term investments through an assessment of the recoverability of the carrying amount of each investment. Each investment is reviewed to determine if events or changes in circumstances of the issuer have occurred which indicate that the recoverability of the carrying amount may be uncertain. In the event that an investment is found to be carried at an amount in excess of its recoverable amount, the asset is adjusted for impairment to a level commensurate with the recoverable amount of the underlying asset.

     Other assets consist primarily of deferred debt issuance costs and long-term receivables. The deferred debt issuance costs are being amortized over the life of the related debt.

Revenue recognition

     Information technology processing revenue is recorded as services are provided to the client in accordance with contractual billing schedules. Revenue from annual maintenance contracts is deferred and recognized ratably over the maintenance period. Revenues earned in excess of related billings are accrued, whereas billings in excess of revenues earned are deferred until the related services are provided.

     Revenues on time and material contracts are recorded at the contractual rates as the labor hours and direct expenses are incurred. Revenues on cost-based contracts are recorded by applying an estimated factor to costs as incurred, such factor being determined by the contract provisions and prior experience. Revenues on unit-price contracts are recorded at the contractual selling prices of work completed and accepted by the customer. Revenues on equipment and software sales are recorded when the units are delivered and uncertainties regarding customer acceptance have expired. Immediate recognition is made of any anticipated losses.

     Revenues earned from our five largest customers each year together comprised 18%, 19% and 25% of revenues for the years ended June 30, 2000, 1999 and 1998, respectively. Trade accounts receivable from these customers aggregated $44,642,000 at June 30, 2000 and $43,742,000 at June 30, 1999.

Income taxes

     Deferred income taxes provided in the accompanying financial statements are determined based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which such differences are expected to reverse.

Earnings per common share

     Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the combination of dilutive common share equivalents and the weighted average number of common shares outstanding during the period. See Note 12 for the computation of earnings per share.

Stock-based compensation

     We have adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which establishes accounting and reporting standards for stock-based employee compensation plans. As permitted by the standard, we have elected not to adopt the fair value based method of accounting for stock-based employee compensation and will continue to account for such arrangements under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and apply SFAS 123 on a disclosure basis only. Accordingly, adoption of the standard has not affected our results of operations or financial position (see Note 11).

Segment Information

     During the fiscal year ended June 30, 1999, we adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 prescribes the use of the management approach whereby we have reportable segments that are established based on the internal reporting that is used by management for making operating decisions and assessing performance. The adoption of SFAS 131 did not affect our results of operations or our financial position (see Note 17).

2. DIVESTITURES, ASSETS HELD FOR SALE AND ASSOCIATED IMPAIRMENTS

     In May 2000, we completed and executed a plan to divest certain non-strategic operations in order to focus on our core information technology outsourcing and business process outsourcing operations. When completed, this plan will result in divestitures comprising approximately 15% of fiscal year 2000 revenues.

Completed Divestitures

     In June 2000, we completed the sale of business units consisting primarily of our ATM processing business and two other smaller professional services businesses. The total cash proceeds from these transactions were $180,641,000 and resulted in a net pretax gain of $85,846,000. The proceeds from these transactions were fully collected during July and August 2000.

Pending Divestitures

     In June 2000, we signed a letter of intent to sell our commercial staffing business for cash proceeds of approximately $46,000,000. In addition, we also initiated plans to sell two other business units with expected cash consideration of $1,318,000. In connection with the sale of our commercial staffing business, we recorded a $43,899,000 pretax impairment charge for goodwill. In addition, we recorded a $4,389,000 pretax impairment charge for software and other intangibles associated with the other pending divestitures. As these divestitures were not final at June 30, 2000, we reclassified the net assets into the balance sheet caption "Net Assets Held for Sale". The assets of these businesses are recorded at the expected proceeds less costs associated with the transactions. The sale of the commercial staffing business was completed in August 2000.

3. BUSINESS COMBINATIONS

     During fiscal year 2000, we acquired three information technology services companies. The acquisitions have been accounted for under the purchase method and results of operations of these acquisitions have been included in the accompanying consolidated statements of income from the respective acquisition dates. The unaudited pro forma condensed consolidated statements of income for the years ended June 30, 2000 and 1999 set forth below present our results of operations as if the fiscal 2000 acquisitions had occurred at the beginning of each period and are not necessarily indicative of future results or actual results that would have been achieved had these acquisitions occurred as of the date noted above.

(in thousands, except per share amounts)

Year ended June 30,                                      2000         1999
---------------------------------------------------   ----------   ----------
(unaudited)
Revenues                                              $2,114,735   $1,926,135
Net income                                               112,810       88,289
Earnings per common share:
    Basic                                             $     2.29   $     1.81
    Diluted                                           $     2.13   $     1.70

Shares used in computing earnings per common share:
   Basic                                                  49,244       48,839
   Diluted                                                55,806       55,668

     From our inception through June 30, 2000, we have acquired 48 businesses in the information technology services industry that were accounted for under the purchase accounting method. Our recent acquisition activity is summarized as follows:

Year ended June 30,                               2000        1999        1998
--------------------------------------          --------    --------    --------
Purchase consideration (in thousands):
    Net cash paid                               $211,355    $230,269    $ 64,918
    Amounts due to seller                            708          --          --
    Stock issued                                      --      11,500       1,180
    Liabilities assumed                           59,759      39,439      10,140
    Other                                             --         575         745
                                                --------    --------    --------
         Fair value of assets acquired
             (including intangibles)            $271,822    $281,783    $ 76,983
                                                ========    ========    ========


     During fiscal year 2000, we acquired three companies, two serving our commercial markets and one serving the federal government market. The Intellisource Group, Inc. is a leading provider of information technology solutions to the federal, state and local government and utility markets. Birch & Davis Holdings, Inc. provides program management operations and consulting services related to healthcare delivery and reform issues, primarily to federal and state government agencies. Consultec, LLC provides design, development and operation of decision support, claims administration and managed care support systems to over twenty state Medicaid programs. We have established goodwill lives of twenty to thirty years on fiscal year 2000 acquisitions based on management's knowledge of these types of businesses.

     During fiscal year 2000 we purchased 273,000 shares of our Class A common stock pursuant to a contractual right associated with the State Street acquisition completed in fiscal year 1999. We purchased these shares, which are accounted for as treasury shares, at an average price of $44 per share.

     In addition to these acquisitions, we also purchased during fiscal 1998 the remaining 30% ownership in two existing subsidiaries, ACS Technology Solutions, Inc. (formerly known as Technical Directions, Inc.) and ACS Business Process Solutions, Inc. (formerly known as Unibase Technologies, Inc.). We financed a portion of the aggregate purchase price for these acquisitions through the issuance of 561,000 shares of unregistered Class A common stock.

     We are obligated to make certain contingent payments to former owners based on the achievement of specified profit levels in conjunction with certain acquisitions. During fiscal 2000, we paid $7,778,000 in contingent consideration related to acquisitions made in prior years. As of June 30, 2000, the maximum aggregate amount of the outstanding contingent obligations is approximately $17,367,000, none of which has been earned to date. Any such payments would result in a corresponding increase in goodwill.

4. ACCOUNTS RECEIVABLE

     The components of accounts receivable are as follows (in thousands):

                                                                    June 30,
                                                             ----------------------
                                                                2000         1999
                                                             ---------    ---------
Amounts billed:
    Commercial sector                                        $ 144,669    $ 121,092
    Federal government                                          95,771       80,815
                                                             ---------    ---------
                                                               240,440      201,907
                                                             ---------    ---------

Amounts unbilled:
    Amounts currently billable                                 162,005      120,672
    Excess of actual indirect costs over amounts currently
       billable under cost reimbursable contracts                1,743        1,352
    Contract retainages not currently billable                     311          823
                                                             ---------    ---------
                                                               164,059      122,847
                                                             ---------    ---------

Total accounts receivable                                      404,499      324,754
Allowance for doubtful accounts                                 (4,646)      (4,633)
                                                             ---------    ---------
                                                             $ 399,853    $ 320,121
                                                             =========    =========

     To the extent not currently billable at June 30, 2000 and 1999, unbilled costs and accrued profits above are billable upon delivery or acceptance of services, upon receipt of contract funding or upon contract completion. Of the above unbilled costs and accrued profits at June 30, 2000, approximately $2,054,000 are not expected to be billed and collected within one year.

5. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                              June 30,
                                                       ------------------------
                                                         2000           1999
                                                       ---------      ---------
Land                                                   $  21,211      $  21,133
Buildings and improvements                                65,098         61,254
Computer equipment and software                          166,186        128,093
Furniture and fixtures                                    70,805         73,146
Construction in progress                                   1,777          3,558
                                                       ---------      ---------
                                                         325,077        287,184
Accumulated depreciation and amortization               (148,587)      (123,944)
                                                       ---------      ---------
                                                       $ 176,490      $ 163,240
                                                       =========      =========

6. GOODWILL, SOFTWARE AND OTHER INTANGIBLES

     Goodwill, software and other intangibles consist of the following (in thousands):

                                                             June 30,
                                                   ----------------------------
                                                     2000               1999
                                                   ---------          ---------
Goodwill                                           $ 667,618          $ 589,087
Software
                                                      34,515             38,104
Other intangibles                                     62,984             67,922
                                                   ---------          ---------
                                                     765,117            695,113
Accumulated amortization                             (97,310)           (81,841)
                                                   ---------          ---------
                                                   $ 667,807          $ 613,272
                                                   =========          =========

7. LONG-TERM INVESTMENTS

     Long-term investments consist primarily of investments in preferred stock accounted for at cost, as these securities are not considered marketable equity securities, deferred annuity contracts carried at cost plus accrued interest which approximates fair market value and various bonds carried at cost. The preferred stock investments accrue cumulative dividends of approximately 5% to 8%. Dividend income recognized from such securities, which is reflected in the consolidated financial statements as a component of other non-operating income, was approximately $110,000, $110,000 and $415,000 during fiscal 2000, 1999 and 1998, respectively.

     In September 1997, one of our customers redeemed its preferred stock, including accumulated dividends, for $12,694,000 in cash. The redemption resulted in a $6,742,000 gain which is reported as other non-operating income, net in the accompanying consolidated statement of income for the year ended June 30, 1998.

8. NOTES PAYABLE AND LONG-TERM DEBT

     A summary of notes payable and long-term debt follows (in thousands):

                                                                           June 30,
                                                                    ----------------------
                                                                      2000         1999
                                                                    ---------    ---------
4% convertible subordinated notes due March 2005 ("Notes") (a)      $ 230,000    $ 230,000
Unsecured $450,000 revolving credit agreement ("Credit Facility")
   payable to banks, due in December 2004 (b)                         294,190      115,000
Secured $11,000 ATM cash credit agreement
   payable to a bank                                                       --        4,200
Capitalized lease obligations at various interest rates, payable
   through 2002                                                         2,286        2,635
Other                                                                   2,020        4,153
                                                                    ---------    ---------
                                                                      528,496      355,988
Less current portion                                                   (2,877)      (6,882)
                                                                    ---------    ---------
                                                                    $ 525,619    $ 349,106
                                                                    =========    =========

     Maturities of notes payable and long-term debt at June 30, 2000 are as follows (in thousands):

       Year ending June 30,
       --------------------
       2001                                                       $  2,877
       2002                                                          1,210
       2003                                                            198
       2004                                                             21
       2005                                                        524,190
       Thereafter                                                       --
                                                                  --------
                                                                  $528,496
                                                                  ========

(a)  The Notes are convertible into Class A common stock at a conversion rate of
     23.4432 shares of Class A common stock for each $1,000 principal amount of Notes (equivalent to a conversion price of $42.66 per share of Class A common stock), subject to adjustments in certain events. Interest on the Notes is payable semi-annually on March 15 and September 15 of each year commencing on September 15, 1998. The Notes may be redeemed at our option on or after March 15, 2002, in whole or in part, at the redemption prices set forth in the Notes. The redemption price set forth in the Notes is 101.71%, 101.14% and 100.57% of the principal amount for the twelve-month periods beginning March 15, 2002, 2003 and 2004, respectively.

(b) Interest on the Credit Facility is payable monthly at LIBOR (6.64% at June 30, 2000) plus a range of .625% to 1.125% depending on a defined debt to EBITDA ratio. The Credit Facility contains covenants which require that we comply with certain negative, affirmative and financial covenants customary in facilities of this nature, including but not limited to the maintenance of fixed charge ratios, limitations on acquisitions and minimum net worth requirements. The agreement also has provisions which would permit acceleration of the maturity of the borrowings after the occurrence of certain defined events of default. During fiscal 2000, we entered into this Credit Facility, which increased the amount of availability from $200,000,000 to $450,000,000. The debt outstanding at June 30, 1999 was under the $200,000,000 credit facility.

     Cash payments for interest for the years ended June 30, 2000, 1999 and 1998 were $21,495,000, $14,636,000 and $9,813,000, respectively. Interest income was $3,139,000, $3,864,000 and $2,404,000 for the years ended June 30, 2000, 1999 and 1998, respectively.

     At June 30, 2000, we have $147,544,000 available for use under the $450,000,000 revolving credit agreement after considering outstanding letters of credit.


9. INCOME TAXES

Income tax expense (benefit) is comprised of the following (in thousands):

                                                 Year ended June 30,
                                           -------------------------------
                                             2000        1999       1998
                                           --------    --------   --------
Current:
    U.S. Federal                           $ 88,439    $ 27,344   $ 20,636
    Foreign                                   1,480       1,039        248
    State                                     6,913       3,763      2,905
                                           --------    --------   --------
        Total current expense                96,832      32,146     23,789
                                           --------    --------   --------
Deferred:
    U.S. Federal                            (11,210)     23,328     14,001
    Foreign                                     151         700         --
    State                                       185       3,133      1,880
                                           --------    --------   --------
        Total deferred expense (benefit)    (10,874)     27,161     15,881
                                           --------    --------   --------
        Total expense for income taxes     $ 85,958    $ 59,307   $ 39,670
                                           ========    ========   ========

     In fiscal year 2000, the deferred state tax expense was significantly impacted by the divestitures.

     Deferred tax assets (liabilities) consist of the following (in thousands):

                                                                June 30,
                                                          --------------------
                                                            2000        1999
                                                          --------    --------
Deferred tax assets:
   Accrued expenses not yet deductible for tax purposes   $  7,916    $ 10,049
   Loss carryforwards                                        2,282       3,019
   Basis differences in capital assets                      14,402       1,930
   Divestiture-related accruals                              8,344          --
   Unearned revenue                                          5,871          --
   Other                                                        --         282
                                                          --------    --------
       Total deferred tax assets                            38,815      15,280
                                                          --------    --------
Deferred tax liabilities:
   Depreciation and amortization                           (46,665)    (38,714)
   Section 481 adjustment                                     (919)         --
   Other                                                      (659)       (578)
                                                          --------    --------
       Total deferred tax liabilities                      (48,243)    (39,292)

Deferred tax assets valuation allowance                       (699)       (700)
                                                          --------    --------
       Net deferred tax liabilities                       $(10,127)   $(24,712)
                                                          ========    ========

     At June 30, 2000, we had available unused domestic net operating loss carryforwards ("NOLs"), net of Internal Revenue Code Section 382 limitations, of approximately $4,384,000, which will expire in years 2002 through 2010. In addition, we had a foreign NOL of $1,363,000 which will not expire or be limited unless a future significant change in stock ownership or business operations occurs. The valuation allowance at June 30, 2000 exists principally due to tax benefits of acquired corporations for which realization of any future benefit is uncertain due to taxable income limitations. The valuation allowance for deferred tax assets decreased by $1,000 and increased by $468,000 during the years ended June 30, 2000 and 1999, respectively.

     Income tax expense varies from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows (in thousands):

                                                      Year ended June 30,
                                               ---------------------------------
                                                2000         1999         1998
                                               -------      -------      -------
Statutory U.S. Federal income tax              $68,345      $50,938      $32,932
Goodwill amortization                           12,405        3,443        1,887
State income taxes, net                          4,614        4,482        3,110
Merger costs                                        --           --          912
Other                                              594          444          829
                                               -------      -------      -------
Total expense for income taxes                 $85,958      $59,307      $39,670
                                               =======      =======      =======

     Current year undistributed earnings of non-U.S. subsidiaries for which U.S. taxes have not been provided are included in consolidated retained earnings in the amount of $4,417,000 at June 30, 2000. If such earnings were distributed, U.S. income taxes would be partially reduced by available credits for taxes paid to the jurisdictions in which the income was earned.

     Federal and state income tax payments during the years ended June 30, 2000, 1999 and 1998 were approximately $37,197,000, $23,854,000 and $12,426,000 respectively.

10. COMMON STOCK

     Our Class B common stock is entitled to ten votes per share. Class B shares are convertible, at the holder's option, into Class A shares, but until converted carry significant transfer restrictions.

     In January 1989, we issued warrants to purchase 793,188 additional shares of Class A common stock to a data processing customer. The warrants were exercisable at an aggregate price of $4,700,000 plus $230,000 for each year that elapses after December 31, 1988, plus interest at 10% per annum. The warrants were exercised during fiscal year 1999 by the issuance of 380,000 shares of Class A common stock, representing the net value to the warrant holder.

     On March 20, 1998, we completed the sale of a new issue of $230,000,000 aggregate principal amount of Notes due March 15, 2005 (see Note 8). The Notes are convertible into Class A common stock at a conversion rate of 23.4432 shares of Class A common stock for each $1,000 principal amount of Notes (equivalent to a conversion price of $42.66 per share of Class A common stock), subject to adjustments in certain events, none of which have occurred as of June 30, 2000.

11. EMPLOYEE BENEFIT PLANS

     Under our 1997 Employee Stock Option Plan (the "1997 Plan"), we have reserved 3,675,000 shares of Class A common stock for issuance to key employees at exercise prices determined by the Board of Directors. In May 2000, the Board of Directors approved the additional allotment of 865,749 shares to the 1997 Plan in accordance with the terms and conditions of the November 14, 1997 Proxy Statement under which the 1997 Plan was authorized. Our 1988 Employee Stock Option Plan (the "1988 Plan"), which originally reserved 6,000,000 shares of Class A common stock for issuance, was discontinued for new grants during fiscal 1998 and terminated (except for the exercise of then existing option grants in September 1997) and subsequently, 1,593,231 unissued shares expired. Generally, the options under each plan vest in varying increments over a five-year period, expire ten years from the date of grant and are issued at exercise prices no less than 100% of the fair market value of Class A common stock at the time of the grant. As reported in Note 1, we have elected to adopt the disclosure-only provisions of SFAS 123 and will continue to account for stock-based employee compensation plans in accordance with APB 25. As a result, no compensation cost has been recognized in the periods presented for stock option or employee stock purchase plans.

     The Long-term Incentive Plan approved in 1991 (the "1991 Plan") provides for the granting of options to various employees, officers and directors of ACS Government Solutions. This plan was discontinued for new grants effective with the December 1997 Government Solutions merger. All options issued under the 1991 Plan were fully vested as of the effective date of the merger. Exercise prices of options awarded in all years were equal to the market price of the stock on the date of the grant; therefore, no compensation costs have been recognized for awards under this plan.

     Pro forma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if we had accounted for our stock-based compensation plans under the fair value method. The fair value of each option grant was estimated at the date of grant using a separate Black-Scholes option pricing calculation for each grant. The following weighted average assumptions were used for grants in fiscal 2000, 1999 and 1998: dividend yield of 0% in all years for the 1997 and 1988 Plans; volatility of 36.11%, 33.18% and 30.95% for fiscal 2000, 1999 and 1998, respectively, for all Plans; risk-free interest rates of 6.25%, 5.07% and 5.64% for fiscal 2000, 1999 and 1998, respectively, in the 1997 and 1988 Plans; and weighted average expected option life of 5.5 years for the 1997 and 1988 Plans and 3 years for the 1991 Plan for all years presented. The average fair values of the options granted during fiscal 2000, 1999 and 1998 are estimated at $15.16, $14.01 and $9.48, respectively, for the combined Plans.

     Had compensation cost for our stock-based compensation plans been determined in accordance with SFAS 123, our net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                                    Year ended June 30,
                                                           --------------------------------------
                                                              2000          1999         1998
                                                           -----------   -----------  -----------
Net income:
     As reported                                           $   109,312   $    86,230  $    54,422
     Pro forma                                                 102,566        80,591       50,718

Basic earnings per common share:
     As reported                                           $      2.22   $      1.77  $      1.14
     Pro forma                                                    2.08          1.65         1.07

Diluted earnings per common and common equivalent share:
     As reported                                           $      2.07   $      1.66  $      1.11
     Pro forma                                                    1.96          1.57         1.05

     Option activity for the years ended June 30, 1998, 1999 and 2000 is summarized as follows:

                                                   Option Price
                                  Options           per Share
                                 ---------       ---------------
Outstanding at June 30, 1997:    3,512,609       $  .07 - $26.87

    Granted                      1,933,117        17.77 -  32.63
    Exercised                     (796,370)         .07 -  17.77
    Canceled                      (249,172)        6.40 -  31.88
                                 ---------
Outstanding at June 30, 1998:    4,400,184          .07 -  32.63

    Granted                      1,674,000        23.06 -  41.88
    Exercised                     (412,409)         .41 -  17.76
    Canceled                      (404,900)        8.00 -  38.50
                                 ---------
Outstanding at June 30, 1999:    5,256,875          .07 -  41.88

    Granted                      1,182,962        31.31 -  39.00
    Exercised                     (332,460)         .07 -  17.76
    Canceled                      (501,707)        1.74 -  41.88
                                 ---------
Outstanding at June 30, 2000     5,605,670          .72 -  41.88

Exercisable at June 30, 2000       792,891          .72 -  24.00
                                 =========

     Further information regarding outstanding and exercisable stock options by exercise price range as of June 30, 2000 is disclosed below:

                             Options Outstanding              Options Exercisable
                   --------------------------------------    ----------------------
                                   Weighted
                                    Average      Weighted                  Weighted
                                   Remaining      Average                   Average
   Range of           Number      Contractual    Exercise       Number     Exercise
Exercise Prices    Outstanding       Life          Price     Exercisable     Price
---------------    -----------    -----------    --------    -----------   --------
$  .07 -   .72         40,260        0.17          $  .72       40,260      $  .72
  8.00 - 12.50        509,129        4.57           10.05      509,129       10.05
 13.90 - 18.26        859,281        4.98           16.64      145,502       17.66
 19.63 - 26.88      1,730,900        7.24           22.90       98,000       23.47
 31.31 - 41.88      2,466,100        8.90           36.52           --          --
                    ---------                                  -------
                    5,605,670        7.33           26.61      792,891       12.63
                    =========                                  =======

     Under our 1995 Employee Stock Purchase Plan, a maximum of 1,000,000 shares of Class A common stock can be issued to substantially all full-time employees. Through payroll deductions, eligible participants may purchase our stock at a 15% discount to market value. The stock is purchased by the Plan in the open market, and our contributions for the years ended June 30, 2000, 1999 and 1998, which were charged to additional paid-in capital, were $1,372,000, $1,045,000 and $395,000, respectively.

     We have contributory retirement and savings plans which cover all employees and allow for discretionary matching contributions by us as determined by our Board of Directors. Contributions made by us to certain plans during the years ended June 30, 2000, 1999 and 1998 were $10,043,000, $6,465,000 and $2,524,000, respectively.

12. EARNINGS PER SHARE

     Basic earnings per share of common stock is computed using the weighted average number of our common shares outstanding during the period. Diluted earnings per share is adjusted for the after-tax impact of interest on the 4% convertible debt and reflects the incremental shares available for issue upon the assumed exercise of stock options and conversion of the 4% convertible debt.

     The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

                                                               Year ended June 30,
                                                          ------------------------------
                                                            2000       1999       1998
                                                          --------   --------   --------
Numerator:
   Numerator for earnings per share (basic) -
     income available to common stockholders              $109,312   $ 86,230   $ 54,422
   Effect of dilutive securities:
     Interest on 4% convertible debt                         6,155      6,149      1,714
                                                          --------   --------   --------
   Numerator for earnings per share assuming dilution -
     income available to common stockholders              $115,467   $ 92,379   $ 56,136
                                                          --------   --------   --------

Denominator:
   Weighted average shares outstanding (basic)              49,244     48,839     47,599
   Effect of dilutive securities:
     4% convertible debt                                     5,392      5,392      1,528
     Stock options                                           1,170      1,341      1,062
     Warrants and other                                         --         96        298
                                                          --------   --------   --------
     Total potential common shares                           6,562      6,829      2,888
                                                          --------   --------   --------
Denominator for earnings per share assuming dilution        55,806     55,668     50,487
                                                          --------   --------   --------
Earnings per common share (basic)                         $   2.22   $   1.77   $   1.14
                                                          ========   ========   ========
Earnings per common share assuming dilution               $   2.07   $   1.66   $   1.11
                                                          ========   ========   ========

13. FINANCIAL INSTRUMENTS

     As of June 30, 2000 and 1999, the fair values of our revolving credit balances and other variable-rate debt instruments approximated the related carrying values. The fair values of our fixed-rate debt instruments also approximated the related carrying values, as determined based upon relative changes in our variable borrowing rates, whether the borrowings occurred recently or if the borrowings were repaid after the fiscal year ended. We estimated the fair value of the 4% convertible debt as of June 30, 2000 at approximately $224,963,000, based on the trading price on that day.

     In order to manage interest costs and exposure to changing interest rates, we hold two interest rate hedges initiated in December 1998, and expiring in December 2001. Each hedge is structured such that we pay a fixed rate of interest of 4.54%, and receive a floating rate of interest based on one month LIBOR. The notional amount of the two hedges totals $100,000,000 and the fair market value of the two hedges at June 30, 2000 is $3,503,000. The fair value of each interest rate hedge reflects termination cash value.

14. RELATED PARTY TRANSACTIONS

     Effective April 1996, we sold ACS Merchant Services, Inc. ("Merchant Services"), a start-up operation of the electronic commerce business line, to a former officer and director for consideration in the form of a note receivable of $500,000. There was no gain or loss recognized on the sale. Simultaneous with the sale, we contributed an additional $1,500,000 and the unpaid balance of an intercompany note due from Merchant Services of approximately $712,000 in exchange for 1,000 shares of Merchant Services' 5% cumulative convertible preferred stock, which is convertible after five years into approximately 55% of the ownership of Merchant Services on a fully diluted basis, with 44% of the voting common stock and 100% of the non-voting common stock. During fiscal year 2000, we provided guarantees to two banks on Merchant Services' debt up to $9,000,000. In July 2000, we completed the sale of the convertible preferred stock investment in Merchant Services for $15,000,000, resulting in a non-operating pretax gain of approximately $ 12,800,000.

     In December 1997, we purchased $100,000 of the preferred stock in DDH Aviation ("DDH"), a start-up corporate airplane brokerage firm, which represents less than 5% ownership. We also act as a guarantor for up to $11,500,000 of DDH's $30,000,000 line of credit in exchange for warrants convertible into 1,500 shares of DDH Class A common stock.

15. COMMITMENTS AND CONTINGENCIES

     We have various operating lease agreements for information technology equipment and facilities. A summary of the lease commitments under noncancelable operating leases at June 30, 2000 is as follows (in thousands):

     Year ending June 30,
     --------------------
     2001                                                          $ 64,593
     2002                                                            40,578
     2003                                                            22,930
     2004                                                            13,223
     2005                                                             8,755
     Thereafter                                                      14,377
                                                                   --------
                                                                   $164,456
                                                                   ========

     Lease expense for information technology equipment and facilities was $97,420,000, $78,709,000 and $78,712,000 for the years ended June 30, 2000, 1999 and 1998, respectively.

     On December 16, 1998, a state district court in Houston, Texas entered final judgment against us in a lawsuit brought by twenty-one former employees of Gibraltar Savings Association and/or First Texas Savings Association (collectively, "GSA/FTSA"). The GSA/FTSA employees alleged that they were entitled to the value of 401,541 shares of our stock pursuant to options issued to the GSA/FTSA employees in 1988 in connection with a former data processing services agreement between GSA/FTSA and us. The judgment against us was for approximately $17,000,000, which includes attorneys' fees and pre-judgment interest, but excludes additional attorneys' fees of approximately $850,000 which could be awarded in the event the plaintiffs are successful upon appeal and final judgment. We continue to believe that we have a meritorious defense to all or a substantial portion of the plaintiffs' claims. We filed our appeal of the judgment on March 15, 1999 and are vigorously pursuing the appeal. The plaintiffs also filed a notice of appeal and are pursuing their appeal. Should the proceedings not be favorably resolved on appeal, we would be subject to a material charge.

     On February 11, 1999 and on or about April 16, 1999, Caremark, Inc., one of our large outsourcing clients, filed lawsuits alleging that we had breached certain contractual obligations. On February 25, 1999, we filed a lawsuit against Caremark and its parent, Caremark Rx, Inc., alleging that Caremark had no basis for its allegations and that Caremark Rx had tortiously interfered with the Caremark contract. On September 13, 2000, these lawsuits were settled by agreement of the parties, which resulted in a contract extension through August 31, 2006, and a dismissal of all claims.

     Government contracts are subject to review and audit by various governmental authorities in the normal course of our business. Cost audits have been completed through fiscal 1998 for a majority of the federal government business operations. In management's opinion, any such reviews and the results of cost audits for subsequent fiscal years will not have a material effect on our financial position or results of operations.

     We are subject to certain other legal proceedings, claims and disputes which arise in the ordinary course of business. Although we cannot predict the outcomes of these legal proceedings, management does not believe these actions will have a material adverse effect on our financial position, results of operations or liquidity. However, if unfavorably resolved, these proceedings could have a material adverse effect on our financial position, results of operations and liquidity.

16. IMPAIRMENT, MERGER EXPENSES AND OTHER CHARGES

     During the fourth quarter of fiscal 2000 and as a result of our periodic review of the net realizable value of intangible assets, we recorded a pretax impairment charge for $8,283,000 for certain intangible assets, primarily customer contracts. The impairment charge was calculated based on discounted net cash flows.

     During the fourth quarter of fiscal 2000, we recorded a pretax charge of approximately $15,395,000 for estimated losses on contracts, a non-recurring charge related to a contractual dispute with a client, non-recurring litigation, and severance. These losses were recorded in the following income statement categories: Wages and benefits - $4,991,000; Services and supplies - $2,987,000; Rent, lease and maintenance - $100,000; Depreciation and amortization - $265,000; and Other operating expenses - $7,052,000.

     In the third quarter of fiscal 2000, we recorded a $1,800,000 net gain related to the divestiture of a minority investment, which was recorded in other non-operating income.

     In the second quarter of fiscal 2000, we recorded a $3,000,000 pretax charge in connection with the consolidation of certain business process outsourcing operations. These expenses include approximately $2,600,000 related to duplicate software and production facilities (reflected in rent, lease and maintenance expense), $200,000 of unamortized leasehold improvements and write-offs of excess equipment (reflected in depreciation and amortization expense) and $200,000 for severance payments for reductions in staff (reflected in wages and benefits expense).

     In January 1999, we sold a business unit of an acquired company to CyberPlus Corporation ("Cyberplus"). As part of the consideration, we received a $3,200,000 promissory note due March 2000 and 2,100,000 warrants to purchase CyberPlus common stock. Given the financial uncertainty surrounding CyberPlus, the note receivable was fully reserved. In November 1999, CyberPlus obtained financing and repaid $3,000,000 on the promissory note in full, resulting in a $3,000,000 gain recorded in other non-operating income.

     During the second quarter of fiscal 1998, we recorded a non-recurring charge of $12,974,000 ($8,880,000 net of taxes) related to specific and identifiable costs associated with the December 1997 Government Solutions merger. These costs included direct transaction expenses such as investment banking, legal, accounting, financial printing and related fees as well as integration expenses such as severance and costs associated with operating redundant facilities and equipment.

     During the first quarter of fiscal 1998, we recorded a non-recurring charge of $6,040,000 to rent, lease and maintenance expense resulting from a binding commitment to a hardware lessor to terminate a computer lease obligation prior to the expiration of its term in December 1999. The payment to the lessor was made during the fourth quarter of fiscal 1998. This computer was replaced with newer technology which provides better service to our clients.

17. SEGMENT INFORMATION

     During fiscal year 1999 we adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information", which established standards for companies to report information about operating segments, geographic areas and major customers. The adoption of SFAS 131 has no effect on our consolidated financial position, consolidated results of operations or liquidity.

     We are organized into the commercial and the federal government segments due to the different operating environments, in part caused by the different types of customers, differing economic characteristics and the nature of regulatory environments. Within the commercial segment, we provide technology outsourcing, business process outsourcing and systems integration services to clients in such industries as insurance, utilities, manufacturing, financial institutions, telecommunications, healthcare, retail and transportation. In the federal government segment, we provide systems integration services, business process outsourcing and technology outsourcing to federal agencies.

     The accounting policies of each segment are the same as those described in the summary of significant accounting policies (see Note 1). Intersegment sales and transfers are priced as if the sales or transfers were to third parties. However, these amounts during the three years presented were immaterial to the individual segments.

     We use earnings before interest and taxes (operating income) to measure segment profit. Segment operating income includes selling, general and administrative expenses directly attributable to that segment. Corporate includes general and administrative services shared by all of our segments such as treasury, legal, corporate accounting, human resources and facilities. Where practical, shared expenses are allocated based on measurable drivers of expense (e.g., human resource costs are allocated on headcount).

     Certain reclassifications have been made to the segment disclosures as the result of changes to our operating structure. Prior years' results have been restated for comparison purposes. The following tables reflect the results of the segments consistent with our management system (in thousands):

                                                                  Federal
                                                   Commercial    Government     Corporate     Consolidated
                                                   -----------   -----------   -----------    ------------
FISCAL 2000
Revenue                                            $ 1,344,671   $   617,871   $        --    $ 1,962,542
Operating expenses (excluding impairment
   charges)(a)                                       1,113,778       568,252        15,781      1,697,811
Impairment charges(b)                                   56,571            --            --         56,571
                                                   -----------   -----------   -----------    -----------
EBITDA(c)                                              174,322        49,619       (15,781)       208,160
Depreciation and amortization expense (excluding
   goodwill amortization)                               52,722         9,342         1,115         63,179
Goodwill amortization expense                           19,035         2,538            --         21,573
                                                   -----------   -----------   -----------    -----------
Operating income                                   $   102,565   $    37,739   $   (16,896)   $   123,408
                                                   ===========   ===========   ===========    ===========
Total assets                                       $ 1,221,205   $   357,836   $    77,405    $ 1,656,446
                                                   ===========   ===========   ===========    ===========
Capital expenditures                               $    63,104   $     6,778   $     1,666    $    71,548
                                                   ===========   ===========   ===========    ===========

FISCAL 1999
Revenue                                            $ 1,091,417   $   550,799   $        --    $ 1,642,216
Operating expenses                                     904,095       498,041        14,773      1,416,909
                                                   -----------   -----------   -----------    -----------
EBITDA(c)                                              187,322        52,758       (14,773)       225,307

Depreciation and amortization expense (excluding
   goodwill amortization)                               42,244         7,863           952         51,059
Goodwill amortization expense                           13,393         2,271            --         15,664
                                                   -----------   -----------   -----------    -----------
Operating income                                   $   131,685   $    42,624   $   (15,725)   $   158,584
                                                   ===========   ===========   ===========    ===========
Total assets                                       $   920,522   $   264,806   $    38,272    $ 1,223,600
                                                   ===========   ===========   ===========    ===========
Capital expenditures                               $    44,441   $    13,689   $     3,011    $    61,141
                                                   ===========   ===========   ===========    ===========

FISCAL 1998
Revenue                                            $   789,452   $   399,671   $        --    $ 1,189,123

Operating expenses (excluding merger costs)(d)         653,823       363,599        12,933      1,030,355
Merger costs                                                --            --        12,974         12,974
                                                   -----------   -----------   -----------    -----------
EBITDA(c)                                              135,629        36,072       (25,907)       145,794
Depreciation and amortization expense (excluding
   goodwill amortization)                               29,593         6,706           684         36,983
Goodwill amortization expense                            9,285         1,207            --         10,492
                                                   -----------   -----------   -----------    -----------
Operating income                                   $    96,751   $    28,159   $   (26,591)   $    98,319
                                                   ===========   ===========   ===========    ===========
Total assets                                       $   688,795   $   198,506   $    62,497    $   949,798
                                                   ===========   ===========   ===========    ===========
Capital expenditures                               $    32,780   $     9,934   $     1,086    $    43,800
                                                   ===========   ===========   ===========    ===========

(a) Operating expenses during fiscal year 2000 include a $15,395,000 charge ($7,078,000 relates to the federal government segment), associated with loss contracts, a non-recurring charge related to a contractual dispute with a client, non-recurring litigation and severance (see Note 16). Operating expenses during fiscal year 2000 in the commercial segment also include a $3,000,000 charge in connection with the consolidation of certain business process outsourcing operations (see Note 16).

(b) Impairment charges of $48,288,000 during fiscal year 2000 result from the write down of goodwill and other intangibles to estimated market value associated with divestitures not completed at June 30, 2000 (see Note 2). In addition, certain other intangibles, primarily customer contracts, were written down based on discounted net cash flows in the amount of $8,283,000 (see Note 16).

(c) EBITDA consists of earnings before interest income, interest expense, other non-operating income and expense, income taxes, depreciation and amortization. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as an alternative to net income as an indicator of a company's performance or to cash flows from operating activities as a measure of liquidity.

(d) Operating expenses during fiscal 1998 in the commercial segment include a non-recurring charge of $6,000,000 resulting from a binding commitment to a hardware lessor to terminate a computer lease obligation prior to the expiration of the term (see Note 16).

The following reconciles consolidated operating income to pretax profit (in thousands):



                                                   Year ended June 30,
                                          -------------------------------------
                                            2000          1999          1998
                                          ---------     ---------     ---------
Consolidated operating income             $ 123,408     $ 158,584     $  98,319

Interest expense                            (23,979)      (17,594)      (12,059)

Net gain on divestitures                     85,846            --            --

Other non-operating income, net               9,995         4,547         7,832
                                          ---------     ---------     ---------
Consolidated pretax profit                $ 195,270     $ 145,537     $  94,092
                                          =========     =========     =========

We derive a substantial majority of our revenue from companies headquartered in the United States. In fiscal years 2000, 1999 and 1998, no single customer exceeded 10% of our revenue.

18. SUBSEQUENT EVENTS

As noted in Note 14, in July 2000 we sold our convertible preferred stock investment in Merchant Services for $15,000,000, resulting in a non-operating pretax gain of approximately $12,800,000.

In July 2000, we terminated certain hardware leases and disaster recovery contracts, resulting in cash payments of approximately $12,087,000. As a result of these events, we expect to record a non-recurring pretax charge of approximately $10,404,000 in the first quarter of fiscal year 2001.

As noted in Note 2, in August 2000 we completed the sale of our staffing business for $46,000,000. At June 30, 2000, we had recorded an impairment charge to write down the net assets to the expected proceeds less the cost of the transaction.

19. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    (in thousands, except per share amounts)

                                                                           Quarter ended
                            ----------------------------------------------------------------------------------------------------
                                                 Fiscal 2000                                        Fiscal 1999
                            ----------------------------------------------------   ---------------------------------------------
                            June 30,        Mar. 31,    Dec. 31,       Sept. 30,   June 30,    Mar. 31,    Dec. 31,    Sept. 30,
                              2000            2000        1999           1999        1999        1999        1998        1998
                            ---------       ---------   ---------      ---------   ---------   ---------   ---------   ---------
Revenues                    $ 528,409       $ 510,439   $ 476,008      $ 447,686   $ 451,342   $ 435,884   $ 391,634   $ 363,356
Operating income              (17,683)(a)      50,004      45,410(b)      45,677      44,665      41,009      37,914      34,996
Net income                     30,004(c)       27,836      26,446         25,026      24,171      22,425      20,639      18,995

Earnings per common share
  (basic)                   $     .61(c)    $     .57   $     .54      $     .51   $     .49   $     .46   $     .42   $     .39
Weighted average shares
  outstanding                  49,255          49,139      49,319         49,261      49,217      49,161      48,741      48,269

Earnings per common share
  assuming dilution         $     .57(c)    $     .53   $     .50      $     .47   $     .46   $     .43   $     .40   $     .37

Weighted average shares
  outstanding assuming
  Dilution                     55,606          55,658      55,866         56,095      56,027      56,047      55,416      55,225

(a) The fourth quarter of fiscal 2000 includes impairment charges of $48,288,000, or $0.64 per diluted share, resulting from the write down of goodwill and other intangibles (see Note 2), impairment charges of $8,283,000, or $0.09 per diluted share, related to certain other intangibles, primarily customer contracts (see Note 16) and a $15,395,000, or $0.18 per diluted share, charge associated with loss contracts, a non-recurring charge related to a contractual dispute with a client, non-recurring litigation and severance (See Note 16).

(b) The second quarter of fiscal 2000 includes a $3,000,000 charge in connection with the consolidation of certain business process outsourcing operations.

(c) Net income for the fourth quarter of fiscal 2000 includes the $71,966,000 of charges described in (a) above, $50,479,000 after tax, offset by a net pretax gain on divestitures of $85,846,000, $51,534,000 after tax. This impacted basic and diluted earnings per share for the fourth quarter of fiscal 2000 by $0.02.